FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 25, 2004

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Free Translation of the Minutes No. 148 dated March 9th, 2004
2.	Consolidated financial Statements as of December 31, 2003

Item 1

MINUTES No. 148: In the City of Buenos Aires, at 3.30 p.m. on this 9th day of March 2004, a meeting of the Board of Directors of NORTEL INVERSORA S.A., duly convened, was held with the presence of the undersigned Regular Directors and the members of the Supervisory Committee.

The meeting was presided over by Mr. Alberto Y. Messano Colucci, who after verifying that a quorum was present, called the meeting to order and submitted the following agenda to the meeting for consideration:

1.	Consideration of the Financial Statements, Annual Report and Management Discussion and Analysis, Report of the Supervisory Committee and Section 68 of the Listing Regulations for the fiscal year ended December 31, 2003.

Mr. Alberto Y. Messano Colucci took the floor and said that it is necesarry to comply with the provisions of sections 234, paragraph 1 and 294, paragraph 5, of Law 19550, in connection with the fiscal year ended December 31, 2003. He further said that in due course and duly in advance, he had sent to the Supervisory Committee and to the Directors all the documents related to the fiscal year to be discussed. It is recorded that the Financial Statements submitted to the Board of Directors for consideration show figures comparative over the same period of the prior year and have been prepared in conformity with the provisions of the Comisión Nacional de Valores (Argentine Securities Commission) and the Buenos Aires Stock Exchange.

Mr. Alberto Y. Messano Colucci had the floor and said that since the documentation at issue is known by all of the attendees, reading thereof should be omitted and should be approved as prepared.

He further said that pursuant to the aforementioned law, the Financial Statements to be considered by the Board of Directors include a note that presents in detail and explains the effects of peso devaluation that took place in January 2002 and also the effects of other regulations regarding economic and exchange matters adopted during the fiscal year.

Mr. Messano further said that the Financial Statements for the fiscal year record a net profit of Arg $197 million and record unappropriated retained loss as of December 31, 2003 in the amount of Arg $(616) million, a balance that in the Annual Report the Board of Directors proposes to carry foward.

The motion of Mr. Messano was not objected to, and therefore the Directors unanimously approved all the documents submitted to them for consideration, and such document had been consented to by the External Auditors and the Supervisory Committee, of whose reports, transcribed respectively in the Inventory and Financial Statements Book and Minutes of the Supervisory Committee, the Board of Directors took due notice. The approval includes:

a)	The Annual Report and the Management Discussion and Analysis, which are transcribed:

ANNUAL REPORT

To the Shareholders:

Pursuant to the provisions of the laws and the bylaws in force, the Board of Directors submits to you for consideration this Annual Report and the Financial Statements for the fiscal year No. 15 ended December 31, 2003. Furthermore, we submit to the Shareholders the Financial Statements of the Company consolidated with its controlled company Telecom Argentina Stet-France Telecom S.A. (“Telecom”) as of December 31, 2003.

The fiscal year of Telecom as of December 31, 2003 ended with a total of consolidated sales in the amount of Arg $3,753 million, a shareholders’ equity of Arg $645 million and a final income of Arg $197 million. The gross profit of the fiscal year was 3% on sales, and the net profit amounted to 5%. Said values amounted to 3% and (60)% during the prior fiscal year.

Since its business inception Telecom has invested Arg $20,979 million in property, plant and equipment, with Arg $182 million relating to this fiscal year.

Highlights of the fiscal year

The Annual, Regular, Extraordinary and Special Meeting of Preferred Shareholders Classes “A” and “B” held on April 30, 2003 resolved:

•	To carry forward all of the unappropriated loss recorded in the financial statements as of December 31, 2002,

•	It additionally resolved by majority votes NON JOINING of Nortel Inversora to the Optional Statutory Régime of Mandatory Public Offering Purchase, and also resolved the amendment to section 1 of the Corporate Bylaws so as to include a section in that sense.

•	to approved the motion of the Board of Directors, and granted full powers to the Board to resolve, when that may be necessary or when the Board of Directors may deem it convenient, a change in the Ratio of the ADRs and establish the terms and conditions of the transaction.

•	to grant the Board of Directors, Statutory Auditors and officers of the Company, an indemnity for any damage they might sustain as a result of any claims based on the performance of their duties, under the laws of the Republic of Argentina

On September 9, 2003 Nortel became aware of the agreement reached by the France Telecom Group with W de Argentina - Inversiones S.L. for the sale of its shares in the Company.

Before the sale, the France Telecom Group and the Telecom Italia Group would transfer their respective shares in Nortel to a new company named Sofora Telecomunicaciones S.A. (“Sofora”) in which they would have the same stake.

On December 10, 2003 the transaction was authorized by the Communications Secretary under Resolution No. 111/03, and on December 15, 2003 the transaction was authorized by the National Commission for the Defense of Competition (Secretary of Technical Coordination) under Resolution No. 109/03.

On December 19, 2003, the aforementioned transaction was consummated, with the France Telecom Group transferring 48% of Sofora to W de Argentina - Inversiones S.L., jointly with an option for the remaining 2% (exercisable between January 31, 2008 and December 31, 2013) in an aggregate amount of USD125 million.

After the completion of these transfers of shares, all the common shares of Nortel are owned by Sofora, whose shareholders are, in turn: the Telecom Italia Group (50%), W de Argentina - Inversiones S.L. (48%) and the France Telecom Group (2%). On December 19, 2003, by virtue of Executive Order No. 677/01, Chapter II, section 5, subparagraph h, Telecom Italia S.p.A., Telecom Italia International N.V. and W de Argentina – Inversiones S.L., shareholders of Sofora reported to the Comisión Nacional de Valores and the Buenos Aires Stock Exchange, that a shareholders’ agreement became effective under which W de Argentina – Inversiones S.L. acquired some and certain rights related to the governance and management of Sofora, Nortel, Telecom Argentina Stet-France Telecom S.A. and their subsidiaries.

In turn, the Telecom Italia Group acquired a purchase option on the interest of W de Argentina - Inversiones S.L. in Sofora. The price of the said option was USD60 million and can be exercised between December 31, 2008 and December 31, 2013.

In view that the France Telecom Group has transferred 96% of its shares in Sofora, and accordingly said group is no longer an operator of the Company, the members of the Board of Directors that had been appointed by the France Telecom Group submitted in December 2003 their resignation to the Board of Nortel Inversora S.A. and Messrs. Ricardo Alberto Ferreiro, Eduardo Federico Bauer and Guillermo Michelson Irusta have been appointed Regular Directors instead, and Luis Alberto Remaggi, Horacio Walter Bauer and Alejandro Borda have been appointed as Alternate Directors. Messrs. Guillermo Michelson Irusta and Mr. Alejandro Borda are “Independent Directors”.

The final income of Arg $197 million recorded by the Company for the fiscal year ended December 31, 2003 is accounted for as follows:

		Million
I.	Result from investments in controlled companies	192
ll.	Financing and holding gains(losses)	7
III	Administrative Expenses	(3)
IV	Other income, net	1

V	Net profit	197

Analysis of the main equity changes

The reduction of current assets is mainly due to the decline in investments in foreign currency because of its use in the operations and the change in the rate of exchange during the fiscal year.

The change in non-current assets relates to the increase in value of the investment in its controlled company, as a result of the income recorded in such company.

As regards current liabilities, no material change has been recorded.

Capital adjustment

The financial statements for the fiscal year have been prepared in conformity with the rules of the Comisión Nacional de Valores, which provided for the overall inflation adjustment until February 28, 2003. The Capital adjustment accounts presents a balance of Arg $124,948,723.64.

Proposal for profit distribution

The statement of changes in shareholders’ equity presents in unappropriated profit/ (loss) a loss of Arg $616 million, that includes the net income of the fiscal year for Arg $197 million, and therefore the Board of Directors proposed to the Shareholders’ Meeting the following chart of profit distribution:

Pesos
Unappropriated profit provided by prior fiscal years	(812.530.427,14)
Net income of the fiscal year	196.852.383,1
Unappropriated profits as of fiscal year-end	(615.678.044,04)
Balance available to the Shareholders’ Meeting	(615.678.044,04)
Carryforward	(615.678.044,04)

Consequently there is no proposal to distribute dividends.

Fees of Directors and Statutory Auditors - Policies on Remuneration of Managers

As of the date of approval of this annual report, the amount of Arg $40,000 has bee paid as advanced fees to directors within those fees authorized by the Shareholders’ Meeting held on April 30, 2003. Under the provisions of the Comisión Nacional de Valores, a provision of Arg $60,000 has been made to honor the fees of the Supervisory Committee.

The fees of the Board of Directors are fixed by the Shareholders’ Meeting. Said fees are approved by the Shareholders’ Meeting at the end of the fiscal year, taking into account the limit prescribed by section 261 of Law No. 19,550 and the related rules of the National Securities Commission.

As regards the policy of remuneration of the managers the Company has established a fixed and variable remuneration scheme. While the fixed remuneration is linked to the responsibility level required to fill the position and market competitive qualifications, the variable remuneration is associated to performance of duties. In the case of Telecom, this company has established a scheme of fixed and variable remuneration. While the fixed remuneration is linked to the responsibility level required to fill the position and market competitive qualification, the variable remuneration is associated to the goals set at the beginning of the fiscal year and the degree of attainment of such goals through performance throughout the fiscal year. In view of the situation of the fiscal year, in the 2003 fiscal year the Management of Telecom suspended the variable remuneration.

It must be clarified that the Company has not established stock options for its personnel.

Board of Directors and Supervisory Committee

Since the term of office of all regular and alternate directors expire, the Shareholders’ Meeting must appoint no less than four and no more than eight regular directors, to hold office during one fiscal year, pursuant to the Corporate Bylaws. The Shareholders’ Meeting may appoint the same or a lower number of alternate directors and to hold office for the same time period, and determine how any vacancies shall be filled.

The Shareholders’ Meeting must also appoint three regular and three alternate statutory auditors, all of them to hold office for one fiscal year, and determine how any vacancies shall be filled. The directors and statutory auditors may be reelected.

Organization of decision taking and internal control system

a) Governance: the Shareholders’ Meeting

The governing body of the Company is the Shareholders’ Meeting at which each common share subscribed is entitled to one vote. The quorum and the majorities at the Shareholders’ Meetings are governed by sections 243 and 244 of the Companies Law. The General Regular Shareholders’ Meeting approves the performance of the Board of Directors and the Supervisory Committee and fix their fees.

b) Conduct and Management

b.1) Board of Directors

The conduct and management of the Company is entrusted with a Board of Directors composed of the number of members to be fixed by the Regular Shareholders’ Meeting between no less than four and no more than eight, to hold office for one fiscal year.

The Shareholders’ Meeting must appoint the same or a lower number of alternate members as the regular members and for the same time period. In the absence of a regular director, the alternate may attend and vote at the meetings of the Board of Directors. Regular and alternate directors are elected by the General Regular Shareholders’ Meeting; the Shareholders’ Meeting may also remove directors.

Under the Bylaws, the Board of Directors has full powers to manage the Company, even those powers for which the law requires special authority. The Board of Directors transacts business with the presence of the absolute majority of its members and adopts resolutions by majority of votes present.

The Company has currently six regular directors and six alternate directors.

Beginning December 19, 2003 the Company has two Regular and two Alternate Directors who are “independent”, pursuant to the criteria of the Comisión Nacional de Valores (Argentina Securities Commission).

b.2) Legal Representation

The directors must appoint a chairman and a vice chairman who must substitute the chairman in case of absence or impediment. The legal representation lies with the Chairman of the Board of Directors or his substitute.

The Bylaws also empower the Board of Directors to appoint a general manager, under the provisions of section 270 of the Companies Law.

b.3) Audit Committee

Under the System of Public Offering Transparence established under Executive Order No. 677/2001 and in advance to the effective date of the regulatory provisions issued by the Comisión Nacional de Valores (CNV), the Board of Directors of Nortel resolved, in May 2003, to approve the Implementation Regulations of the Audit Committee and to organize an Audit Committee, as an internal (not prescribed by the bylaws) and non-executive internal body, advisor to the Board of Directors, during the fiscal year beginning January 1, 2004.

General Resolution 400/02 of the CNV also set forth that before May 28, 2003, the definition of the composition of the Audit Committee had to be defined, as well as the determination of the conditions to qualify as a member of such committee, the planning of his main duties, the means the Audit Committee shall have for its operation and the training plan of its members.

The “Implementation Regulations of the Audit Committee” were filed with the Comisión Nacional de Valores, which has made no objections.

The Company shall cause the Audit Committee to be operative within the time period fixed by the Comisión Nacional de Valores.

c) Internal control

The Board of Director reports that the internal control system is the one proper for the business and characteristics of the Company.

d) Internal Supervision

The internal supervision of the Company is conducted by a Supervisory Committee composed of three regular and three alternate statutory, appointed by the Regular Shareholders’ Meeting to hold office for one fiscal year.

The Supervisory Committee transacts business with the presence of the absolute majority of its members and its decisions are adopted by majority of votes present without prejudice to the rights the dissenting statutory auditor is entitled to.

The Statutory Auditors have the duty and the right to attend the Board of Directors’ and Shareholders’ Meetings, to convene such meetings, to request the incorporation of items in the agenda and, in general, to supervise any business of the Company and the compliance with Law and the corporate Bylaws.

e) External Auditors

The Regular Shareholders’ Meeting appoints annually the independent external auditors, who must audit and certify the accounting documents of the Company. Executive Order No. 677/01 and General Resolution No. 400/02 of the Comisión Nacional de Valores have established new requirements to be met by those who serve as external auditors of companies that go public and by the companies that may appoint such auditors, to guarantee their independence and professional qualifications. The affidavits required by the aforementioned regulation were submitted by the external auditors of the two Audit Offices that acted as such in 2003 (Pistrelli, Henry Martin y Asociados SRL and Price Waterhouse &Co).

Prospects

The year 2004 seems to be a year in which the authorities should reinforce the ground rules that may encourage investment and growth of the country.

In this context we hope to be able to conclude satisfactorily the rate renegotiation process and the overall restructuring of the outstanding financial debt of the Group.

The Group shall continue to work hard to maintain the service quality through investments carefully selected, to conform its cost structure to the market reality and to assure the cash flow sufficient to honor its commitments.

The Group continues to be endeavored to the country, and hopes to be successful in the challenges imposed by an extremely complex scenario.

MANAGEMENT DISCUSSION AND ANALYSIS AS OF DECEMBER 31, 2003

(figures stated in million constant pesos or as otherwise expressly indicated)

Pursuant to the provisions of the law and the bylaws, we are pleased to submit to you for consideration this Annual Report, the Management Discussion and Analysis and the Financial Statements for the fiscal year ended December 31, 2003. Likewise, we submit to the Shareholders the Financial Statements of the Company consolidated with its controlled company Telecom Argentina STET- France Telecom S.A. as of December 31, 2003.

1. Nortel Inversora S.A.

•	Highlights of the fiscal year

The Annual, Extraordinary and Special Meeting of Preferred Class “A” and “B Shareholders held on April 30, 2003 resolved:

•	to carry forward all of the unappropriated retained loss recorded in the financial statements as of December 31, 2002,

•	additionally, by majority votes, the NON JOINING of Nortel Inversora to the Optional Statutory Régime of Mandatory Public Offering Purchase, and resolved further the amendment to section 1 of the Corporate Bylaws so as to insert a section in that sense.

•	to approve the motion made by the Board of Directors, and conferred upon the Board full powers to resolve when that may be necessary or when the Board of Directors may deem that convenient, the change in Ratio of the ADRs and establish the terms and conditions of the transaction.

•	grant the Directors, Statutory Auditors and officers of the Company, an indemnity for any damage they may suffer as a result of any claims based on the performance of their duties, under the laws of the Republic of Argentina

On September 9, 2003 Nortel became aware of the agreement reached by the France Telecom Group with W de Argentina - Inversiones S.L. regarding the sale of its shares in the Company.

Prior to the sale, the France Telecom Group and the Telecom Italia Group would transfer their respective shares in Nortel to a new company named Sofora Telecomunicaciones S.A. (“Sofora”) in which they would have the same interest.

On December 10, 2003 the transaction was authorized by the Communications Secretary under Resolution No. 111/03, and on December 15, 2003 the transaction was authorized by the National Commission for the Defense of Competition (Secretary of Technical Coordination) under Resolution No. 109/03.

On December 19, 2003, the aforementioned transaction was completed, and the France Telecom Group transferred 48% of Sofora to W de Argentina - Inversiones S.L., along with an option for the remaining 2% (to be exercisable between January 31, 2008 and December 31, 2013) in an aggregate amount of USD125 million.

After the consummation of the said transfers of shares, all of the common shares of Nortel are owned by Sofora, whose shareholders are, in turn: the Telecom Italia Group (50%), W de Argentina - Inversiones S.L. (48%) and the France Telecom Group (2%).

In turn, the Telecom Italia Group acquired a purchase option on the interest of W de Argentina - Inversiones S.L. in Sofora. The price of the said option was USD60 million and may be exercised between December 31, 2008 and December 31, 2013.

•	Result of Nortel Inversora S.A.

The result of the fiscal year recorded a net profit of $197 million. Said profit has been provided mainly as result of permanent investments of Nortel in its controlled company.

As stated in Note 3.c to the consolidated financial statements, the financial statements have been prepared in conformity with the legal and accounting standards prescribed by the Comisión Nacional de Valores (“CNV”), recognizing the effect of inflation until February 28, 2003, on which date the CNV requested the companies subject to its control to discontinue the application of the restatement method. Likewise, the figures as of December 31, 2002 have been restated until that date by using a 1.0074 coefficient for the period running between December’02– February’03, which represents the wholesale inflation rate.

2. Telecom Group

•	Business of the Companies

Telecom Argentina recorded a net consolidated income for the 2003 fiscal year, (“FY03”) ended December 31, 2003 of Arg $351 million. On a comparative basis, the net consolidated loss of the 2002 fiscal year, (“FY02”) amounted to Arg $4.386 million.

The operating income before amortization and depreciation, the operating profit /(loss) and the net profit/(loss) for FY03 represented 53%, 3% and 9%, respectively, of net sales, over 47%, (5)% and (109%) of FY02.

•	Consolidated net sales

Net income provided by consolidated sales for the FY03 totaled Arg $3,753 million, which represents a reduction of Arg $259 million or 6%, over Arg $4,012 million of the FY02. It must be clarified that the regulated rates remained unchanged after the “pesification” established January 6, 2002 by the Argentine Government. Should the inflation adjustment not have been applied, the net sales for the same period would have totaled Arg $3,752 million, which represents an increase of Arg $524 million or 16% over the prior fiscal year (Arg $3,228 million) mainly due to the recovery of demand, specially regarding cellular telephones in Argentina.

As regards fixed telephony, the main item of income, the rated service, declined by 10% or Arg $102 million for the FY03, and rose to Arg $917 million, over FY02. Setting apart the inflation adjustment there was an increase of Arg $101 million or 12%. Income provided by local telephony increased owing to higher trade experienced. Likewise, income provided by domestic long distance service increased as a result of higher trade and the increase in the average price upon reduction of the promotions granted to clients.

The total trade volume of the period (urban and domestic long distance) measured in minutes rose by 3% over the prior fiscal year.

Subscription income declined by Arg $160 million or 21% and amounted to Arg $602 million, over the FY02. Non-adjusted figures showed an increase of Arg $19 million or 3% mainly due to the increase in income provided by supplementary services. The light recovery of demand made it possible to attain by December 31, 2003 about 3,656,000 lines in service, over 3,590,000 lines as of December 31, 2002. It must be borne in mind that the current level of lines in service is still lower than the one recorded in December 2001. Furthermore, the rates of basic subscriptions remained unchanged after the “pesification” imposed by the National Government.

Income provided by connection of new clients rose by Arg $7 million or 35% and amounted to Arg $27 million, in the FY03 over the FY02. That increase amounted, without considering the inflation adjustment compared with the 2002 fiscal year, to Arg $10 million or 59%, owing to a larger number of connections.

Income provided by public telephony recorded a reduction of Arg $25 million, or 13% for the FY03, and amounted to Arg $168 million. Should the inflation adjustment have not been applied, there would have been an increase of Arg $16 million or 11%, owing mainly to higher trade generated by the Telecommunication Centers of public telephony (“Telecenters”).

Income provided by interconnection services declined by Arg $8 million or 5% for the FY03, and amounted to Arg $164 million, compared with FY02. Non-adjusted figures would have presented an increase of Arg $28 million or 21% mainly because of the application of the Benchmark Stabilization Coefficient (CER) to the prices of these services.

As regards the income provided by the international telephone service for the FY03, such income declined by Arg $47 million or 18%, amounting to Arg $213 million, compared with the FY02. Non-adjusted figures would have shown an increase of Arg $2 million or 1% mainly due to lower discounts in the international long distance rates. Likewise, the outgoing international long distance trade, measured in minutes, declined by 15% over the prior fiscal year.

Sales revenue provided by data transmission totaled Arg $331 million, declining by Arg $37 million or 0%. Non-adjusted inflation figures would have presented an increase of Arg $32 million or 11%, owing to higher income provided by ground networks and leases of digital lines. Additionally, the increase in the income provided by Internet trade, is a consequence of the increase in clients who use the local numbers having characteristic 4004 or the like, to have access to the network of Telecom. As of December 31, 2003, minutes generated by Internet represented 32% of the total trade measured in minutes, carried by the network of Telecom.

Income provided by the Arnet unit increased by Arg $4 million or 7% and amounted to Arg $61 million in FY03, compared with FY02. Non-adjusted figures would have presented an increase of Arg $15 million or 32%, mainly due to the increase in number of ADSL clients, since Telecom expanded the service coverage. As of December 31, 2003 the clients of dial-up and ADSL of Arnet totaled about 155,200 and 44,600, respectively, which represents an increasing by 20,200 and 14,600 respectively, over the prior fiscal year.

Cellular telephone sales totaled Arg $1,163 million, increasing by Arg $128 million or 12%. Non-adjusted figures would have shown an increase of Arg $300 million or 35%.

The sales of Telecom Personal in Argentina without the inflation adjustment increased by Arg $316 million or 46%, totaling Arg $1,003 million compared with the prior fiscal year. This change is due mainly to the increase in the base of clients, the increase in the sale of prepaid cards for clients, the increase in the income provided by Calling Party Pays (CPP), the increase in income per revenue provided by completion charges of calls originating in other cellular operators, and the increase in roaming charges, both national and international.

Likewise, the average income per client, without inflation adjustment, showed an increase of 24% (Arg $32 per client per month in the FY03). The cellular clients of Telecom Personal in Argentina total about 2,603,000, which represents an increase of 413,000 clients or 19% compared with the clients as of December 31, 2002.

It is worth mentioning that in the 4Q03 the competition level shown in the cellular service has substantially increased, after the launching of the GSM services by market players. Accordingly, during the FY03, Telecom Personal has increased the coverage and the capacity of its GSM network, and has launched important marketing campaigns so as to reinstate its trademark and reinforce its leadership in the market.

Of the base of cellular clients as of December 31, 2003 about 2,120,000 clients or 81% relate to the prepaid modality and about 483,000 clients or 19% are post payments.

Núcleo, the controlled company that provides cellular service and PCS in Paraguay, has provided income for Arg $160 million for the FY03, that have been consolidated in Telecom Personal. This represents a decline of Arg $17 million or 10%, compared with the FY02. Should the inflation adjustment not have been applied, the decline would have been Arg $16 million or 9%. This decline is a consequence of the appreciation of peso against guarani (since this income is denominated in foreign currency).

At December 31, 2003, Núcleo had about 527,000 clients, which represents an increase of 8,300 clients or 1.6% compared with the clients as of December 31, 2002.

Regarding the business related to the publication of directories, sales revenue of Publicom increased by Arg $11 million or 48%, amounting to Arg $34 million in FY, compared with the FY02. Non-adjusted figures would have shown a similar increase owing to the increase in income derived from advertising upon publication of the directories of the Buenos Aires Metropolitan Area during the fourth quarter.

•	Consolidated operating costs

The operating, administrative and marketing costs totaled Arg $3,649 million in the FY03, which represents a decline of Arg $571 million or 16% when compared with the FY, mainly due to the inflation restatement of the figures as of December 31, 2002 and cost reductions implemented by Telecom.

•	Investment Plan

Telecom owns investments accumulated as from the beginning of its business, on November 8, 1990, amounting to Arg $20,979 million in fixed assets, of which Arg $182 million relate to the FY03. Likewise, during that same period, Arg $4 million were invested in Intangible Assets. The residual value of fixed assets as of December 31, 2003 amounts to Arg $8.846 million.

Out of the investments made during the 2003 fiscal year, Arg $81 million or 45% relate to fixed telephony, data transmission and Internet (external staff 30%, transmission 16%, commutation 17%, public telephony 5%, others 11%) and Arg $101 million or 55% cellular telephony.

3. Comparative consolidated equity structure

	December 31,
	2003	2002	2001	2000 (*)	1999 (*)
Current Assets	3,229	2,123	2,666	3,183	3,078
Non current Assets	9,086	10,838	11,908	12,604	12,426

Total Assets	12,315	12,961	14,574	15,787	15,504

Current Liabilities	10,723	11,761	4,025	3,862	4,906
Non current Liabilities	365	345	5,318	6,313	5,388

Total Liabilities	11,088	12,106	9,343	10,175	10,294
Third parties’ interest in controlled companies	561	379	2.380	2.546	2.330
Temporary translation differences	21	28	—	—	—
Shareholders’ equity	645	448	2,851	3,066	2,880

Total liabilities, third parties’ interest in controlled companies, temporary translation differences and shareholders’ equity	12,315	12,961	14,574	15,787	15,504

4. Composition of comparative consolidated results

	For the fiscal years ended December 31,
	2003	2002	2001	2000	1999
Net sales	3,753	4,012	7,056	7,403	7,336
Operating costs	(3,649)	(4,220)	(6,185)	(6,200)	(5,753)

Operating profit	104	(208)	871	1.203	1.583
Gain(loss) on permanent investments	2	(23)	(6)	(2)	—
Goodwill depreciation	—	(10)	(18)	(15)	(17)
Financing and holding results	55	(5.301)	(507)	(427)	(413)
Other expenses, net	(167)	(174)	(130)	(106)	(143)
Gain(loss) on financial debt restructuring	376	—	—	—	—

Profit (loss) from ordinary transactions	370	(5.716)	210	653	1.010
Income Tax	7	1.304	(112)	(318)	(385)
Third party interest in controlled companies	(180)	2.009	(45)	(150)	(253)

Net Profit (loss)	197	(2.403)	53	185	372

(*)	The comparative figures for the twelve-month period ended December 31, 2000 result from adding to the irregular three-month period ended on said date, the figures of the fiscal year ended September 30, 2000 and deduction the figures for the three-month period ended December 31, 1999.

The comparative figures for the twelve-month period ended December 31, 1999 result from adding to the fiscal year ended September 30, 1999, the figures for the three-month period ended December 31, 1999 and deducting the figures for the three month period ended December 31, 1998.

5. Consolidated Indices

	December 31,
	2003	2002	2001	2000	1999
Liquidity (a)	0.30	0.18	0.66	0.82	0,63
Solvency (b)	0.11	0.07	0.56	0.55	0,51
Committed Capital (c)	0.74	0.84	0.82	0.80	0,80
Fiscal year profit to average shareholders’ equity (d)	0.36	(1.46)	0.02	0.06	0,13

(a)	Current Assets to current liabilities.
(b)	Shareholders’ equity plus third parties ‘interest and temporary translation differences on total liabilities.
(c)	Non-current assets to total assets.
(d)	Fiscal year profit to average shareholders equity.

6. Prospects

During the quarter ended September 30, 2003, the macroeconomic scenario continued the steady trend recorded as from the beginning of the current fiscal year. Nevertheless, during the fourth quarter the rate of exchange for peso against dollar and euro suffered a light impairment. As regards the business indicators, such indicators continued the positive trend recorded in prior quarters. Likewise, price indices, both retail and wholesale presented light increases with steady trends.

As far as the transactions of Telecom are concerned, the said transactions continue to be affected by the uncertainty affecting the macroeconomic scenario in general, and specially because of failure to settle the renegotiation of rates. It must be pointed out that the deterioration of the rate of exchange mentioned above resulted in monetary losses that were the main reason for the net loss recorded in the quarter.

Under the context of the financial debt restructuring, after it ended in the prior quarter with the purchase offer, Telecom has announced its plan for the overall restructuring of its financial debt, the implementation of which shall be made through a Workout. Telecom considers that it is undergoing the last stage of the restructuring process.

Under this uncertainty scenario, Telecom continues to work intensively to maintain service quality, and at the same time to adjust its cost structure and to adapt it to the new market reality. Likewise, Telecom is reevaluating some investment projects, specially in those competition services which present a growth potential which may provide in future a material increase in the operating cash flow. That is the case of the expansion of the GSM network of Telecom Personal, which has resulted in an increase in the investments in property, plant and equipment during the last quarter of the fiscal year.

THE BOARD OF DIRECTORS

b)	General Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, Statement of Origin and Application of Funds, and related Notes and Exhibits for the fiscal year ended December 31, 2003, which are transcribed in the Inventory and Financial Statements Book No. 7.

Afterwards, María Rosa Villegas Arévalo mentioned that the Supervisory Committee having had a chance to analyze the documents approved by the Directors, a report has been prepared as prescribed by section 294, subparagraph 5, of Law 19,550.

She requested that, once such report has been read, it is transcribed in the minutes to be drafted of this meeting; her motion was unanimously carried.

REPORT OF THE SUPERVISORY COMMITTEE

To the Shareholders of

Nortel Inversora S.A.

We have examined the Balance Sheets as of December 31, 2003 and 2002, the Annual Reports and the Management Discussion and Analysis, the Income Statements, the Statement of Changes in Shareholders’ Equity and the Statement of Cash Flow of NORTEL INVERSORA S.A. for the fiscal years ended December 31, 2003, 2002 and 2001, respectively, and the related notes and exhibits, and have checked as to the transcription of all of them in the Inventory and Financial Statement Book of the Company.

We have also examined the financial statements as of the same date consolidated with those of the controlled company TELECOM ARGENTINA STET-FRANCE TELECOM S.A..

On the basis of the reports prepared by the external auditors on this date, with whose conclusions we concur, and the reviews made by this Supervisory Commission, we consider that the aforementioned financial statements as of December 31, 2003, 2002 and 2001 include all of the facts and circumstances which we know and in connection with them we do not have any objections to make. The Annual Report submitted to us for consideration conforms to the provisions of section 66 of the Law on Business Companies and Executive Order 677/01.

This commission makes record that during the current fiscal year it has performed the controls it must take, pursuant to the provisions of section 294 of Law No. 19,550, supervising the performance of the governing bodies and checking the establishment and maintenance of the bond posted by the directors.

Likewise, in compliance with the provisions of Section 4, chapter XXI of the Rules of the Comisión Nacional de Valores, we represent that in our opinion:

a)	The accounting and audit standards of the Company conform to the applicable rules and present a fair quality, and that

b)	the external auditor performs his work satisfactorily as far as objectivity and independence are concerned.

Buenos Aires, March 9, 2004.

SUPERVISORY COMMITTEE

María Rosa Villegas Arévalo

Statutory Auditor

c)	The financial statements for the fiscal year ended December 31, 2003 in the English language, which have been prepared pursuant to the Regulations of the Comisión Nacional de Valores and the requirements of the Securities and Exchange Commission. A copy of all these documents is kept in the file of documents attached to the Minutes of the Meetings of the Board of Directors.

Mr. Ricardo A. Ferreriro took the floor and said that in compliance with the rules in force, the Board of Directors should consider and approve the Information prescribed by Section 68 of the Listing Regulations issued by the Buenos Aires Stock Exchange.

After a short discussion, the Board of Directors unanimously resolved to approve the Information prescribed by Section 68 of the Listing Regulations issued by the Buenos Aires Stock Exchange, transcribed below:

Buenos Aires, March 9, 2004

To the

Buenos Aires Stock Exchange

Ref:	Financial statements as of 12.31.03, additional information under section. 68 of the listing regulations applicable to Securities.

Pursuant to the provisions of section. 68 of your Regulations regarding authorization, suspension, retirement and cancellation of the listing of securities, please be informed as follows:

1)	The specific legal systems affecting the Company are commented in Notes 1 and 6 to the individual financial statements (*).

2)	During the fiscal year there have been no material changes in the business of the Company or other circumstances that may affect the comparison of these financial statements with those previously filed.

3)	The information requested in item 3 of the pertinent section is included in Note 4 e) to the individual financial statements.

4)	a) The information on assets and liabilities in foreign currency is furnished in Exhibit G to the individual financial statements and in Note 3 a) to the individual financial statements. There are no credits or debts in kind.

b) Interest bearing and non-interest bearing balances are shown in Note 4 e) to the individual financial statements.

5)	The interest percentage on the total voting rights in Companies under section 33 of Law No. 19,550, matches the interest percentage on the capital stock, shown in Exhibit C a to the individual financial statements.

There are no credits or debts with Companies under Section 33, Law No. 19,550 due or without an established due date.

6)	There are no amounts due to or from the Directors, Statutory Auditors, or relatives of them to and including the second next of kin at the end of the fiscal year, and there was not during the lapse thereof (*).

7)	There are no inventories in Nortel Inversora S.A.

8)	There is no property, plant or equipment or other material assets valued at current values.

9)	No appraisal write-ups of property, plant and equipment have been made.

10)	No obsolete property, plant and equipment exist that may be unused.

11)	There are no interests in other companies in excess of what is allowed under section 31 of Law No. 19,550 pursuant to the provisions of the Regulations of the Comisión Nacional de Valores in Book 7.

12)	Recoverable values of property, plant and equipment were determined on the basis of their economic useful value, considering the future income the same may provide until the date of their probable replacement or retirement.

13)	Insurance purchased on the tangible assets of the Company are detailed below:

Covered Assets	Covered Risks	Insured Amounts	Residual accounting value as of 12.31.03 in thousand pesos
Vehicles of the Board	Total and partial fire, Total and partial theft under total.	Replacement value	73

	Civil Liability	Arg$ 3,000,000 per unit

Current risks are considered to be sufficiently covered.

14)	There are no provisions whose balances exceed 2% of the shareholders’ equity at the end of the period.

15)	There are no contingent situations as of the end of the fiscal year whose likelihood of occurrence is not remote and whose effect had to be considered in these financial statements.

16)	There are no irrevocable advances received on account of future subscription or the like.

17)	Unpaid cumulative dividends on Class “A” Preferred Shares as of December 31, 2003 were reported in Note 7 to the individual financial statements.

18)	There are no restrictions on the profit distribution other than as stated in Note 9 to the individual financial statements.

(*)	Information not included in the Report of the auditor.

Sincerely yours,

Signed for purposes of its identification with our report dated March 9, 2004	See our report dated March 9, 2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.	PRICE WATERHOUSE & CO. CPCECABA - RAPU Vol 1 Folio 1
CPCECABA - Vol 1 Folio 13
Eduardo C. Coduri (Socio) Public Accountant (UBA) CPCECABA Vol 163 Folio 202	Juan C. Grassi (Partner) Public Accountant (UB) CPCECABA Vol 72 Folio 59	Alberto Messano President

2. Approval of the 2004 Annual Budget

The General Manager Mr. José Gustavo Pozzi took the floor and expanded on the different items included in the budget of the company for 2004.

After a short discussion, the Board of Directors unanimously resolved to approve the budget submitted.

There being no further matters to be dealt with, the meeting was adjourned 4.30 p.m..

Present:

Regular Directors:	Alberto Y. Messano Colucci
Ricardo Alberto Ferreiro
Eduardo Federico Bauer
Guillermo Michelson Irusta
Carlos Marcelo Villegas

Supervisory Committee:	Enrique Garrido
Gerardo Prieto
María Rosa Villegas Arévalo

Manager:	José Gustavo Pozzi

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Item 2

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Financial Statements

as of December 31, 2003 and 2002 and for the years

ended December 31, 2003, 2002 and 2001

$ : Argentine peso

US$ : U.S. dollar

$2.93	= US$1 as of December 31, 2003

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Balance Sheets as of December 31, 2003 and 2002

(In millions of Argentine pesos - see Note 3.c)

	As of December 31,
	2003	2002
ASSETS
Current Assets
Cash and banks	$27	$53
Investments	2,454	1,382
Accounts receivable, net	581	609
Other receivables, net	150	64
Inventories, net	14	12
Other assets	3	3

Total current assets	3,229	2,123

Non-Current Assets
Accounts receivable, net	—	1
Other receivables, net	193	143
Investments	47	59
Fixed assets, net	8,001	9,689
Intangible assets, net	845	946

Total non-current assets	9,086	10,838

TOTAL ASSETS	$12,315	$12,961

LIABILITIES
Current Liabilities
Accounts payable	$451	$394
Debt	9,996	11,135
Salaries and social security payable	78	61
Taxes payable	152	120
Other liabilities	31	42
Contingencies	15	9

Total current liabilities	10,723	11,761

Non-Current Liabilities
Debt	86	145
Salaries and social security payable	30	29
Other liabilities	39	29
Contingencies	210	142

Total non-current liabilities	365	345

TOTAL LIABILITIES	$11,088	$12,106

Minority interest	561	379
Foreign currency translation adjustments	21	28
SHAREHOLDERS’ EQUITY	$645	$448

TOTAL LIABILITIES, MINORITY INTEREST, FOREIGN CURRENCY TRANSLATION ADJUSTMENTS AND SHAREHOLDERS’ EQUITY	$12,315	$12,961

The accompanying notes are an integral part of these consolidated financial statements.

Alberto Messano
President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Income for the years ended December 31, 2003, 2002 and 2001

(In millions of Argentine pesos, except per share data in Argentine pesos - see Note 3.c)

	Years ended December 31,
	2003	2002	2001
Net sales	$3,753	$4,012	$7,056
Cost of services	(2,640)	(2,893)	(3,657)

Gross profit	1,113	1,119	3,399
General and administrative expenses	(225)	(285)	(543)
Selling expenses	(784)	(1,042)	(1,985)

Operating income (loss)	104	(208)	871
Equity gain (loss) from related companies	2	(23)	(6)
Amortization of goodwill	—	(10)	(18)
Financial results, net	55	(5,301)	(507)
Other expenses, net	(167)	(174)	(130)
Gain on repurchase of debt	376	—	—

Net income (loss) before income tax and minority interest	370	(5,716)	210
Income tax benefit, net	7	1,304	(112)
Minority interest	(180)	2.009	(45)

Net income (loss)	$197	$(2,403)	$53

Net income (loss) per share	16.23	(232.78)	2.42

The accompanying notes are an integral part of these consolidated financial statements.

Alberto Messano
President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Changes in Shareholders’ Equity for the years ended

December 31, 2003, 2002 and 2001

(In millions of Argentine pesos - see Note 3.c)

	Shareholders’ contributions					Unappropriated results			Total Shareholders’ equity
	Capital Stock		Inflation adjustment to capital stock	Share issue premiums (1)	Total	Legal reserve	Retained earnings/ Accumulated deficit	Total
Concept	Common stock	Preferred shares
Balances as of January 31, 2001	$53	27	128	1,042	1,250	137	1,679	1,816	$3,066
Redemption of shares on January 26, 2001 approved by the Shareholders’ Annual Ordinary and Extraordinary Meeting held on January 19, 2001	—	(1)	(2)	(118)	(121)	—	—	—	(121)
As approved by the Shareholders’ Annual Ordinary and Extraordinary Meeting held on January 19, 2001:
Legal reserve	—	—	—	—	—	21	(21)	—	—
Cash dividends	—	—	—	—	—	—	(104)	(104)	(104)
Redemption of shares on May 4, 2001 approved by the Shareholders’ Annual Ordinary and Extraordinary Meeting held on April 26, 2001	—	(1)	(1)	(28)	(30)	—	—	—	(30)
As approved by the Shareholders’ Annual Ordinary and Extraordinary Meeting held on April 26, 2001:
Legal reserve	—	—	—	—	—	2	(2)	—	—
Cash dividends	—	—	—	—	—	—	(13)	(13)	(13)
Net income	—	—	—	—	—	—	53	53	53

Balance as of December 31, 2001	53	25	125	896	1,099	160	1,592	1,752	2,851
As approved by the Shareholders’ Annual Ordinary Meeting held on April 25, 2002:
Legal reserve	—	—	—	—	—	2	(2)	—	—
Net loss	—	—	—	—	—	—	(2,403)	(2,403)	(2,403)

Balance at December 31, 2002	53	25	125	896	1,099	162	(813)	(651)	448
Net income	—	—	—	—	—	—	197	197	197

Balance at December 31, 2003	$53	25	125	896	1,099	162	(616)	(454)	$645

(1)	Share issue premiums resulting from subscription and payment of Class “A” and “B” preferred shares.

The accompanying notes are an integral part of these consolidated financial statements.

Alberto Messano
President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001

(In millions of Argentine pesos - see Note 3.c)

	Years ended December 31,
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$197	$(2,403)	$53
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities
Allowance for doubtful accounts and other receivables	12	193	567
Depreciation of fixed assets	1,768	1,980	1,690
Amortization of intangible assets	109	111	134
Equity (gain) loss from related companies	(2)	23	6
Amortization of goodwill	—	10	18
Consumption of materials	39	47	65
Fixed assets disposal	8	50	5
Net book value of fixed assets sold	1	—	2
Provision for contingencies	90	101	39
Gain on repurchase of debt	(376)	—	—
Interest and other financial results	32	4,568	564
Minority interest	180	(2,009)	45
Income tax benefit, net	(8)	(1,304)	(123)
Net decrease (increase) in assets	(366)	996	(216)
Net increase (decrease) in liabilities	325	(691)	(415)

Total cash flows provided by operating activities	2,009	1.672	2,434

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(162)	(390)	(1,156)
Intangible asset acquisitions	(6)	(24)	(255)
Proceeds from the sale of fixed assets	3	2	2
(Decrease) increase in investments not considered as cash and cash equivalents	(180)	100	(9)

Total cash flows used in investing activities	(345)	(312)	(1,418)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	—	18	1,594
Repurchase of debt	(11)	(42)	(1,473)
Payment of debt	(422)	—	—
Payment of interest and debt-related expenses	(335)	(446)	(966)
Dividends paid	—	—	(117)
Dividends paid to minority shareholders	—	—	(208)
Redemption of Class “A” preferred shares	—	—	(151)

Total cash flows used in financing activities	(768)	(470)	(1,321)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	896	890	(305)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	1,334	444	749

CASH AND CASH EQUIVALENTS AT YEAR END	$2,230	$1,334	$444

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Alberto Messano
President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

1. The Company and its operations

a)	Nortel Inversora S.A. (“The Company or Nortel”) was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina”) which was formed as a result of the privatization of the public telecommunication services under the name of “Sociedad Licenciataria Norte S.A.”. Telecom was awarded a non-expiring license to operate in the northern region of the Argentina and began operations on November 8, 1990 (the “Transfer Date”).

The privatization was effected through a Transfer Agreement (the “Transfer Agreement”) between the Argentine Government, as one party, and the Company, at that time represented by the winning consortium, and was implemented through the transfer of operating assets of Empresa Nacional de Telecomunicaciones (“ENTel”), which has provided public telecomunications services in Argentina until its privatization necessary for the provision of telephone services in the northern region.

b)	Telecom Argentina and together with its subsidiaries, (the “Telecom Group”) was created by a decree of the Argentine government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to its present form (see Note 18 for details).

The Telecom Group provides fixed-line public telecommunication services and fixed telephone services, international long-distance service, data transmission, Internet services and directories publishing services in Argentina. The Telecom Group also provides wireless telecommunication services in Argentina and Paraguay.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Telecom Group of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Upon the Transfer Date, Telecom Argentina entered into a management agreement with Telecom Italia S.p.A. (“Telecom Italia”) and France Cables et Radio S.A., a subsidiary of France Telecom S.A. (“FCR” and together with Telecom Italia, the “Operators”) pursuant to which the Operators agreed to manage the business and provide services, expertise and know-how. See Note 7 for an update of the management agreement.

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through November 8, 1997, with the possibility of a three-year extension. In March 1998, the Argentine government extended the exclusivity period to late 1999 and established the basis for a transition period towards deregulation of the telecommunications market.

In this context, the Department of Communications provided for a transition period, which ended on October 10, 1999. As from such date, the Telecom Group began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

c)	Publicom, a subsidiary of the Company, was established for the principal purpose of editing, printing, selling and distributing leaflets, magazines, telephone subscriber directories, annuals, directories and all other types of publications, as well as selling advertising in such publications and the development and sale of all types of advertising linked to telephone service or which is based on the means and elements used to provide the service. These activities may be provided by itself or by third parties or associated to third parties.

2. Regulatory framework of the Telecom Group

(a) Regulatory bodies and general legal framework

Telecom Argentina and Telecom Personal S.A. (“Telecom Personal”) operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

The provision of telecommunication services is regulated by the Department of Communications and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“NCC”). The NCC is responsible for the general oversight and supervision of telecommunications services. The Department of Communications has the authority to develop, suggest and implement policies; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve the major technical plans and to resolve administrative appeals filed against NCC resolutions.

The principal features of the regulatory framework have been created by:

•	The Privatization Regulations, including the List of Conditions;

•	The Transfer Agreement;

•	The Licenses granted to Telecom Argentina and its subsidiaries;

•	The Tariff Agreements; and

•	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

(b) Licenses granted as of December 31, 2003

As of December 31, 2003, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•	Local fixed telephony;

•	Public telephony;

•	Domestic and international long-distance telephony;

•	Domestic and international point-to-point link services;

•	Domestic and international telex services;

•	Value added services, data transmission, videoconferencing and broadcasting signal services; and

•	Internet access.

As of December 31, 2003, Telecom Argentina’s subsidiaries have been granted the following licenses:

•	Telecom Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Telecom Personal owns licenses to provide mobile cellular radiocommunication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•	Nucleo S.A. (“Nucleo”) has been granted a license to provide mobile telecommunication services in Paraguay as well as PCS services in certain areas of that country.

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•	the interruption of all or a substantial portion of service;

•	the non-performance of material obligations;

•	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

•	the reduction of the Company’s interest in Telecom Argentina to less than 51%, or the reduction of the Company´s original shareholders’ interest in the Company to less than 51%, in either case without prior approval of the regulatory authorities; and

•	Telecom Argentina’s bankruptcy.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

Telecom Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

•	repeated interruptions of the services;

•	any transfer of the license and/or the related rights and obligations, without the prior approval of the regulatory authority;

•	any encumbrance of the license;

•	the voluntary insolvency proceedings or bankruptcy of Personal and,

•	the liquidation or dissolution of Personal, without the prior approval of the regulatory authority.

•	the liquidation or dissolution of Personal, without previous authorization of the NCC.

Nucleo´s licenses are revocable mainly in the case of:

•	interruption of services;

•	the bankruptcy of Nucleo and,

•	non-compliance with certain obligations.

(c) Renegotiation of agreements with the Argentine government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. Consumer Price Index (“CPI”). These adjustments were not applied since 2000 according to a resolution of the Department of Communications.

However, in January 2002, the Argentine Government enacted Law No. 25,561, which provided, among other aspects, for the following:

•	The end of the relation $1 = US$1 (“pesification” of tariffs);

•	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

•	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

•	The renegotiation of the conditions of the contracts entered into by privatized companies with the Argentine government.

The Argentine government is entitled to renegotiate the agreements based on the following criteria:

•	The impact of the rates on the economy and its effect on people’s income;

•	Service quality and investment plans, as contractually agreed;

•	The customers’ interests and access to the services;

•	The security of the systems; and

•	The profitability of the companies.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of such agreements, including agreements that govern the provision of fixed telephone services. Initially, the contractual renegotiation proposals were to be submitted to the government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the government, which included information on the impact caused by the economic crisis on the Telecom Group’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the government and future and on-going investments.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

Resolution No. 38/02 of the Ministry of Economy established that the regulatory bodies are not entitled to modify, directly or indirectly, the prices and tariffs for public services while the renegotiation talks with the companies are in progress. In August 2003, the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investments and Services issued Resolutions No. 188/03 and No. 44/03 which nullify Resolution No. 38/02.

Furthermore, Decree No. 311/03 created a special unit within the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investments and Services, pursuant to which all contracts entered into by the Argentine government with the privatized companies are to be analyzed and further renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was further extended through December 31, 2004. Congress will receive the renegotiation proposals from the Executive Power and will have a period of 60 days to approve or reject them. The proposals will be deemed approved if Congress neither approves nor rejects the proposals within this time-frame. In the event Congress rejects the proposals, the Executive Power will have to reinitiate the renegotiation of the respective contracts under discussion.

On April 24, 2003, Telecom Italia filed a notice with the relevant Argentine authorities for the formal commencement of proceedings to resolve the dispute with the Argentine State, pursuant to the “Bilateral Agreement between Italy and Argentina Concerning the Promotion and Protection of Investments”. The proceedings are aimed at receiving compensation for the damages deriving from the enactment, on the part of the Argentine government, of measures considered to be detrimental to the investment made in the Company. The filing of the notice started a six–month period in which the parties shall attempt to effect an amicable settlement. If no decision is reached during this period, Telecom Italia will have the right to start specific arbitration proceedings.

Also, FCR filed notices with the relevant Argentine authorities under the terms and conditions of bilateral agreements between Argentina and France concerning the protection of investments. FCR may, in its sole discretion, initiate actions against the Argentine government.

As of the date of these financial statements, there can be no assurance as to the final outcome of the renegotiation of the agreements with the Argentine government including but not limited to the renegotiation of tariffs.

3. Preparation of financial statements

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”),considering the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 16 to these consolidated financial statements.

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

(b) Basis of consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3. Preparation of financial statements (continued)

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 15 for a description of certain condensed unconsolidated information).

The Company owns 54.74% of the capital stock and voting rights of Telecom Argentina.

A description of Telecom Argentina’s subsidiaries with their respective percentage of capital stock owned by Telecom Argentina is presented as follows:

Subsidiaries	Percentage of capital stock owned and voting rights as of December 31, 2003 (i)
Telecom Personal	99.99%
Nucleo	67.50%
Publicom S.A. (“Publicom”)	99.99%
Telecom Argentina USA	100.00%
Micro Sistemas (ii)	99.99%
Cable Insignia (iii)	75.00%

(i)	Percentage of equity interest owned has been rounded.
(ii)	Not operating at December 31, 2003.
(iii)	In process of liquidation.

(c) Presentation of financial statements in constant Argentine Pesos

On August 22, 1995, the Argentine government issued Decree 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant Pesos”). The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the new inflationary environment in Argentina and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine government issued a decree, instructing the CNV to issue the necessary regulations for the acceptance of financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

However, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for discontinuing of inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3. Preparation of financial statements (continued)

In November 2003, the CPCECABA issued Resolution MD No. 41/03 which also provided for discontinuing of inflation accounting as of September 30, 2003. Accordingly, since Argentine GAAP requires companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution mentioned in the preceding paragraph represents a departure from Argentine GAAP.

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which include restatement only through February 28, 2003:

	As restated through September 30, 2003	As reported	Effect
Total assets	12,183	12,315	(132)
Total liabilities	11,088	11,088	—
Shareholders’ equity	573	645	(72)
Net income	134	197	(63)

(d) New accounting standards in Argentina

In February 2003, the FACPCE issued Technical Resolution No. 21 (“RT 21”), “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” which amends Technical Resolutions No. 4 and 5 and introduces certain amendments to other standards. This standard, as amended by CPCECABA, will be effective for fiscal years beginning after April 1, 2003. As of the date of these financial statements, the CNV has not adopted this resolution.

(e) Reclassifications

During the year ended December 31, 2001, the Company disclosed the cost associated with the tax on bank debits and credits as unusual losses. In 2002 the Company changed the presentation of this cost to include it as part of cost of services. This and certain other reclassifications of prior years information have been made to conform with the current year presentation.

(f) Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying consolidated financial statements were prepared assuming: a) a favorable result of the renegotiation of the Telecom Argentina’ tariffs mentioned in Note 2.c); and b) the successful outcome of the financial restructuring described in Note 12. The actual results could differ from those estimates. Therefore, the accompanying consolidated financial statements do not include any potential adjustments or classifications to the recorded amounts of assets or liabilities that might result from the adverse outcome of these uncertainties.

(g) Statement of cash flows

For the purpose of Cash flows the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

(h) Concentration of credit risk

The Telecom Group’s cash equivalents include high-quality securities placed with various major financial institutions with high credit ratings. The Telecom Group’s investment policy limits its credit exposure to any one issuer/obligor.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3.	Preparation of financial statements (continued)

The Telecom Group’s customers include numerous corporations. The Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Telecom Group’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines (prepaid lines were not included) were 3,361,341 (unaudited) at December 31, 2003, 3,293,952 (unaudited) at December 31, 2002, and 3,583,622 (unaudited) at December 31, 2001 and wireless customer lines (prepaid lines were not included) were 482,796 (unaudited) at December 31, 2003, 462,730 (unaudited) at December 31, 2002 and 722,906 (unaudited) at December 31, 2001.

The Telecom Group provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(i) Earnings per share

The Company calculates net income (losses) per common share on the basis of 5,330,400 common shares outstanding with a $10 nominal value and one vote per share, considering the net income (loss), less the dividends corresponding to the Class “A” and Class “B” preferred shares.

Additionally, the Company informs the reconciliation between the net income (loss) in the statements of income and the net income (loss) used to calculate the earning per ordinary share:

	Years ended
	12.31.03	12.31.02	12.31.01
Net income (loss) in the statements of income	197	(2,403)	53
Less: Results corresponding to Class “A” and Class “B” preferred shares	(110)	1,162	(40)

Total results used to calculate earning per ordinary share.	87	(1,241)	13

4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Telecom Group’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”, as amended by CPCECABA. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation it its operations are integral to those of the Telecom Group. The Telecom Group’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, as amended by CPCECABA, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet.

(b) Revenue recognition

The Telecom Group’s principal sources of revenues are:

Voice, data and Internet services segment

- Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and measured charges for value-added services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in accounts payable.

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Telecom Group from other local service providers and long-distance carriers for calls that originate on or transit their networks but terminate on the Telecom Group’s network. Revenue is recognized as services are provided.

- International long-distance services:

The Telecom Group provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Telecom Group and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

- Data transmission and Internet services:

Data and Internet revenues consist of fixed monthly fees received from residential and corporate customers for data transmission and Internet connectivity services, including traditional dial-up connections, dedicated lines, private networks, broadcasting signal transport and videoconferencing services. These revenues are recognized as services are rendered.

Wireless telecommunication services segment

The Telecom Group provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of airtime usage charges and additional charges for value-added services, including call waiting, call forwarding, three-way calling and voicemail, and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Equipment sales consist principally of revenues from the sale of wireless mobile telephone handsets and accessories to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer, which is considered to be a separate earnings process from the sale of wireless services.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

Directory publishing segment

Revenues and expenses related to publishing directories are recognized on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling the Telecom Group’s contractual obligation to customers. A change in the timing of the publication of a directory could change the period in which the related revenues and expenses will be recognized.

(c) Foreign currency transaction gains/losses

Generally, foreign currency transaction gains and losses are included in the determination of net income or loss. During the years ended December 31, 2003, 2002 and 2001, net foreign currency transaction gains or losses were a gain of $631, and a loss of $2,921 and $15, respectively.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs accordingly.

In July 2003, the CPCECABA issued Resolution CD No. 87/03, which suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 29, 2003.

As further discussed in Note 12.f., as of December 31, 2003 and 2002, the Telecom Group recognized the outstanding foreign-currency denominated liabilities existing as of January 6, 2002, and governed by foreign law, at their respective original foreign currencies, translated at year-end exchange rates.

(d) Cash and banks

Cash and banks are stated at nominal value.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement, unless the Telecom Group has the intent and ability to dispose of those assets or advance settlement of liabilities.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(f) Other receivables and payables in currency not included in (e) above (except for deferred tax assets and liabilities and retirement benefits)

Other receivables and payables not included in (e) above (except for deferred tax assets and liabilities and retirement benefits), are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of measurement, unless the Telecom Group has the intent and ability to dispose of those assets or advance settlement of liabilities.

(g) Investments

Time deposits are valued at their cost plus accrued interest at period end.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statement of income.

The Telecom Group has investments in certain government bonds. The Telecom Group has classified these securities as held-to-maturity as management has the intent and ability to hold those securities to maturity. Such securities are recorded at amortized cost, subject to impairment evaluation. Due to the current economic situation and the deterioration of the public sector finances, there has been a significant impairment in the value of these securities. As such, the Telecom Group recognized other-than-temporary losses on these investments to carry them at fair value.

The Telecom Group has certain equity interests in unconsolidated companies, representing 0.15% and 5.75% of the capital stock in such companies as of December 31, 2003. These investments have been accounted for at the lower of cost or equity value. Because the financial statements of certain affiliates are not made available timely to the Telecom Group in order to apply the equity method of accounting, the Telecom Group’s proportionate share of the results of operations of these associated companies are included in the Company’s consolidated financial statements on a three month lag.

Management is not aware of any event or circumstances since the date of such companies’ financial statements that would modify or significantly affect their financial position or results of operations.

(h) Inventories, net

Inventories are stated at the lower of replacement cost or net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the Telecom Group decides to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the Telecom Group’s overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(i) Other assets

Raw materials have been accounted for at replacement cost, which does not exceed the estimated realizable value of such materials. Where necessary, provision is made for obsolete, slow moving or defective raw materials.

Printing costs related to directories are carried at cost adjusted for inflation (See Note 3.c.), and deferred until the related directories are published.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(j) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.). Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Buildings	11-25
Transmission equipment	9-10
Switching equipment	10
Power equipment	5-10
External wiring	14
Telephony equipment, instrument and systems for improvement in services	6-8
Installations	3-11
Computer equipment	3-6

As of the date of these financial statements, the Telecom Group has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 4.73% of such assets. Nevertheless, the Telecom Group is in complete possession of these fixed assets and operates them normally.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Telecom Group to its fixed asset category, the Telecom Group calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of income.

The Telecom Group capitalizes interest on long-term construction projects. Interest capitalized was $6, $62 and $94 for the years ended December 31, 2003, 2002 and 2001, respectively.

Certain foreign currency transaction gains and losses were capitalized as part of the cost of the assets from January 2002 through July 2003 (See Note 4.c for details). The net capitalized costs were $566 as of December 31, 2003 and $762 as of December 31, 2002.

Leases classified as capital leases are recognized as assets and liabilities in the balance sheet at amounts equal to the fair value of the leased property at the inception of the lease or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between imputed finance charge and the reduction of the outstanding liability. The Telecom Group has no capital leases as of December 31, 2003.

The Telecom Group is subject to asset retirement obligations associated with its cell and switch sites operating leases. Accordingly, the Telecom Group records a liability for an asset retirement obligation. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset.

(k) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.).

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

The Telecom Group capitalizes interest on long-term construction projects. Interest capitalized was $nil, $4 and $10 for the years ended December 31, 2003, 2002 and 2001, respectively.

Intangible assets comprise the following:

- Software obtained or developed for internal use

The Telecom Group capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended December 31, 2003, 2002 and 2001 were not significant. These costs are being amortized on a straight-line basis over a period of 5 years.

- Debt issuance costs

Expenses incurred in connection with the issuance of debt have been deferred and are being amortized under the interest method over the life of the related issuances.

- PCS license

The Telecom Group adopted RT 17, “Overall considerations for the preparation of financial statements”, as amended by CPCECABA, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Periodic impairment testing of these assets is now required. The Telecom Group identified spectrum licenses as indefinite life intangibles. Concurrent with adoption of RT 17, and again in December 2002, the Telecom Group evaluated for impairment its indefinite life intangibles in accordance with the standard’s guidance and determined that these assets were not impaired.

- Band B license

The Telecom Group’s Band B license is amortized under the straight-line method over 10 years.

- Rights of use

The Telecom Group purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Amounts paid are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

- Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Telecom Group’s products. Amounts capitalized are being amortized over the life of the agreements, which range from 2 to 29 years.

- Website development costs

Costs relating to the development of web sites are capitalized or expensed depending on the phase of development of the sites: costs relating to the planning and operating stages are expensed, and costs related to development and creation of the design are capitalized and amortized on a straight-line basis over 2 years. Costs capitalized during the years ended December 31, 2003, 2002 and 2001 were not significant.

- Trademarks

Trademarks are amortized under the straight-line method over 15 years.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(l) Impairment of long-lived assets

The Telecom Group periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of long-lived assets is considered impaired by the Telecom Group when the expected cash flows, undiscounted and without interest cost, from such assets, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso and the “pesification” of Telecom Argentina’s tariffs materially affected the Telecom Group’s financial position and results of operations, and changed the rules under which the Telecom Group operated. However, as indicated in Note 2.c., Law No. 25,561 authorized the Argentine government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Telecom Group has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each business segment. In these estimates, the Telecom Group has assumed that it will be able to implement a modification of the current level of Telecom Argentina’s tariffs which would enable the Telecom Group to continue providing services within a deregulated and competitive market environment, achieve a reasonable profit and meet its debt requirements.

Based on the foregoing, the Telecom Group considered an impairment charge not to be necessary for its long-lived assets.

(m) Severance indemnities

Severance payments made to employees are expensed as incurred.

(n) Taxes payable

- Income taxes

The Telecom Group did not either calculate or pay income taxes on a consolidated basis for any of the periods presented. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate was 35% for all the periods presented.

- Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of each year. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

The Telecom Group has estimated the existence of income tax losses for the years ended December 31, 2003, 2002 and 2001. The Telecom Group has determined an additional proportional charge for the year ended December 31, 2003 for the tax on minimum presumed income of $66, which, together with the 2002 and 2001 charges, were deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Telecom Group’s tax projections and the 10-year legal expiration term for use of the credit.

- Turnover tax

Under Argentine tax law, the Telecom Group is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were 3.65%, 3.29% and 3.33%, respectively, for the years ended December 31, 2003, 2002 and 2001.

(o) Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Telecom Group does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Telecom Group does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of December 31, 2003 and 2002.

(p) Litigation

The Telecom Group, in the ordinary course of business, is subject to various legal proceedings. While it is impossible to determine the ultimate outcome of these matters, it is management’s and legal counsel’s opinion that the resolution of these matters will not have a material adverse effect on the financial position or results of operations of the Telecom Group.

(q) Derivatives

In compliance with the controls and procedures associated with financial risk management, during the period where the peso was pegged to the US dollar, the Telecom Group used certain derivative financial instruments such as interest rate and currency swaps in order to reduce risks associated with changes in interest rates and foreign exchange rates relating to borrowings in foreign currencies other than dollars. These instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Telecom Group considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

Effective January 1, 2002, the Telecom Group adopted RT 20, as amended by CPCECABA, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value. Changes in the fair value of effective cash flow hedges are deferred as a separate component of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

Beginning in 2002, and due to the economic environment and change in rules under which the Telecom Group operates, principally the “pesification” of tariffs, the Telecom Group terminated all derivative agreements in the second quarter of fiscal year 2002. As such, the Telecom Group recognized a loss of $281, which is included in financial results, net, in the statement of income for the year ended December 31, 2002. The Telecom Group does not have any derivative instruments as of December 31, 2003.

(r) Vacation expense

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(s) Shareholders’ equity

Shareholders’ equity accounts are restated as described in Note 3.c, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock.

The redeemable preferred shares, whose characteristics are detailed in Note 9, have been valued at nominal value restated as detailed in Note 3.c, and disclosured in the equity shareholder’s , as a consequence of the analysis described below.

At the time of issuance of Class “A” preferred shares, there were no specific domestic standards in place regulating the accounting treatment of preferred shares with a scheduled redemption and the Company recorded such shares in its stockholders’ equity and valued them at their nominal value, restated in constant pesos at each year end, since, based on their issue terms, they were an equity instrument subject to corporate risk.

RT 17 establishes as a particular standard that redeemable preferred shares are part of the liabilities when their issue terms directly or indirectly bind the issuer to redeem them for a determined or determinable amount and on a fixed or determinable date. In addition, RT 16 establishes essentiality as one of the characteristics inherent in the information contained in financial statements, stating that transactions and events must be accounted for and exposed basically considering their substance and economic reality.

With the adoption of the new accounting standards, the Company’s Management –with it legal counsel’s assistance- made a new analysis of these shares in the light of RT 16 and 17 and reached the conclusion that Class “A” preferred shares must continue being part of Nortel’s stockholders’ equity.

The grounds for this position include:

•	The redemption and dividend commitment of Class “A” preferred shares is subject to the condition of the existence of liquid and realized profits.

•	The liability to redeem Class “A” preferred shares arises only after meeting the condition precedent that there exist liquid and realized profits.

•	Therefore, holders of Class “A” preferred shares are shareholders and not creditors.

5. Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of December 31, 2003	As of December 31, 2002
Cash	$4	$3
Banks	23	14
“Currency-like bonds” (i)	—	36

	$27	$53

(i)	From time to time, the Telecom Group receives from its customers national and provincial government bonds, which may be used by the Telecom Group to pay certain commercial and tax obligations in the respective jurisdictions of issuance. In the last few years, provincial governments in Argentina have historically settled their debts with suppliers through the issuance of provincial bonds, which were intended to circulate as money.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts

(b) Investments

Investments consist of the following:

	As of December 31, 2003	As of December 31, 2002
Current
Time deposits (i)	$2,186	$1,177
Mutual funds	192	19
Government bonds	76	186

	$2,454	$1,382

Non current
Equity investments	$10	$11
Government bonds	35	48
Financial trust	2	—

	$47	$59

(i)	Includes an amount of $886, which has been segregated by the Telecom Group for purposes of satisfying debt obligations and an amount of $18 from an escrow account, which has been segregated by the Telecom Group’s subsidiary Nucleo for purposes of satisfying debt obligations.

(c) Accounts receivable

Accounts receivable consist of the following:

	As of December 31, 2003	As of December 31, 2002
Current
Voice, data and Internet	$386	$519
Wireless (i)	272	363
Directories publishing	35	25

Subtotal	693	907
Allowance for doubtful accounts	(112)	(298)

	$581	$609

Non current
Directories publishing	$—	$1

(i)	Includes $197 and $292 corresponding to wireless receivables in the Argentine Republic as of December 31, 2003 and 2002, respectively and, $75 and $71 corresponding to wireless abroad as of those dates.

(d) Other receivables

Other receivables consist of the following:

	As of December 31, 2003	As of December 31, 2002
Current
Tax credits	$98	$17
Prepaid expenses	17	16
Advances to employees	5	8
Other	30	23

	$150	$64

Non current
Net deferred tax assets	$477	$596
Less:
Valuation allowance	(457)	(583)
Deferred tax assets, net of allowance (i)	20	13
Credit on minimum presumed income tax (ii)	151	85
Other tax credits	8	35
Prepaid expenses	7	6
Other	12	8

Subtotal	198	147
Allowance for doubtful accounts	(5)	(4)

	$193	$143

(i)	As of December 31, 2003 the net credits correspond to Publicom and Nucleo.
(ii)	Considering current expiration period (10 years), the Telecom Group considers the ultimate realization of the credit to be more likely than not based on current projections.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(e) Inventories

Inventories consist of the following:

	As of December 31, 2003	As of December 31, 2002
Wireless handsets and equipment	$16	$18
Allowance for obsolescence	(2)	(6)

	$14	$12

(f) Other assets

Other assets consist of the following:

	As of December 31, 2003	As of December 31, 2002
Deferred printing cost	$1	$2
Raw materials	2	1

	$3	$3

(g) Accounts payable

Accounts payable consist of the following:

	As of December 31, 2003	As of December 31, 2002
Current
Suppliers	$419	$361
Deferred revenues	30	20
Capital leases	—	2
Related parties (Note 7)	2	11

	$451	$394

(h) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of December 31, 2003	As of December 31, 2002
Current
Vacation, bonuses and social security payable	$55	$41
Special termination benefits	18	15
Other	5	5

	$78	$61

Non current
Special termination benefits	$22	$18
Other	8	11

	$30	$29

(i) Taxes payable

Taxes payable consist of the following:

	As of December 31, 2003	As of December 31, 2002
Tax on minimum presumed income	$58	$50
VAT, net	44	27
Turnover tax	30	24
Other	20	19

	$152	$120

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(j) Other liabilities

Other liabilities consist of the following:

	As of December 31, 2003	As of December 31, 2002
Current
Declared and available dividends payable	$1	$3
Declared and available Redemption of Class “A” Preferred shares payable	5	13
Contributions to government programs (Note 11)	13	13
Other	12	13

	$31	$42

Non current
Retirement benefits	$8	$6
Lease of international capacity	11	14
Asset retirement obligations	10	—
Other	10	9

	$39	$29

(k) Net sales

Net sales consist of the following:

	Years ended December 31,
	2003	2002	2001
Voice	$2,164	$2,529	$4,486
Data and Internet	392	425	645

Subtotal	2,556	2,954	5,131
Wireless	1,163	1,035	1,822
Directories publishing	34	23	103

	$3,753	$4,012	$7,056

(l) Equity gain/(loss) from related companies

Equity gain/(loss) consist of the following:

	Years ended December 31,
	2003	2002	2001
Latin American Nautilus	$—	$(15)	$(5)
Nahuelsat	2	(8)	(1)
Intelsat	—	—	2
Agroconnection	—	—	(2)

	$2	$(23)	$(6)

(m) Financial results, net

Financial results, net consist of the following:

	Years ended December 31,
	2003	2002	2001
Generated by assets
Interest income	$108	$76	$138
Foreign currency exchange gain/(loss)	(40)	626	(2)
Losses on exposure to inflation	(11)	(2,106)	—
Other	(10)	(140)	(16)

Total generated by assets	$47	$(1,544)	$120

Generated by liabilities
Interest expense	$(664)	$(928)	$(684)
Capitalized interest	6	66	104
Foreign currency exchange gain (loss)	671	(3,547)	(13)
Gain on exposure to inflation	4	942	—
Loss on termination of derivative	—	(281)	—
Other	(9)	(9)	(34)

Total generated by liabilities	$8	$(3,757)	$(627)

Total financial results	$55	$(5,301)	$(507)

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(n) Other expenses, net

Other expenses, net consist of the following:

	Years ended December 31,
	2003	2002	2001
Termination benefits	$(75)	$(48)	$(84)
Provision for contingencies	(90)	(101)	(39)
Other, net	(2)	(25)	(7)

	$(167)	$(174)	$(130)

(o) Gain on repurchase of debt

Gain on repurchase of debt consist of the following:

	Years ended December 31,
	2003	2002	2001
Discount on principal	$361	$—	$—
Discount on accrued and penalty interest	49	—	—
Reversal of capitalized foreign currency exchange differences	(21)	—	—
Other related expenses	(13)	—	—

	$376	$—	$—

6. Supplementary cash flow information

The cash flow statement has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the statements of cash flows:

	As of December 31,
	2003	2002	2001	2000
Cash and banks	$27	$53	$129	$52
Current investments	2,454	1,382	347	754

Total as per balance sheet	$2,481	$1,435	$476	$806
Less:
Items not considered cash and cash equivalents
- “Currency-like bonds” (i)	—	(36)	(32)	—
- Time deposits with maturities of more than three months(ii)	(193)	—	—	—
- Government bonds	(58)	(iii)(65)	—	(iii)(57)

Total cash and cash equivalents as shown in the statement of cash flows	$2,230	$1,334	$444	$749

(i)	Corresponds to national and provincial government bonds restricted as to their use for paying commercial and tax obligations in the respective jurisdictions of issuance. See Note 5.a. for details.
(ii)	Includes $18 related to Nucleo’s escrow account. See Note 5.b for details.
(iii)	Corresponds to the current portion of held-to-maturity investments.

Changes in assets/liabilities components (including the effects of inflation on monetary accounts):

	Years ended December 31,
	2003	2002	2001
Decrease (increase) in assets
Investments not considered as cash or cash equivalents	$(5)	$61	$—
Trade accounts receivable	(334)	(106)	(211)
Other receivables	(19)	1,049	(152)
Inventories	(8)	(16)	143
Other assets	—	10	4

	$(366)	$998	$(216)

Increase (decrease) in liabilities
Accounts payable	$130	$(388)	$(444)
Compensation and social benefits payable	18	(127)	(2)
Taxes payable	195	(59)	88
Other liabilities	(1)	(21)	(16)
Contingencies	(17)	(96)	(41)

	$325	$(691)	$(415)

Income tax paid during the years ended December 31, 2003, 2002 and 2001 amounted to $1, $nil and $235, respectively. Interest paid during the years ended December 31, 2003, 2002 and 2001, amounted to $335, $446 and $966, respectively.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

6. Supplementary cash flow information (continued)

•	Non-cash investing and financing activities:

	Years ended December 31,
	2003	2002	2001
Acquisition of fixed assets through incurrence of debt	$59	$—	$—
Acquisition of fixed assets through incurrence of accounts payable	—	12	354
Acquisition of intangible assets through incurrence of accounts payable	—	—	4
Capitalized interest on fixed assets and intangible assets	6	66	104
Wireless handsets lent to customers at no cost (i) at	3	10	33
Collection of receivables with government bonds	352	853	32
Government bonds exchanged for tax certificates	(44)	—	—
Payment of taxes with government bonds	(223)	(451)	—
Payment of accounts payable with government bonds	(123)	(224)	—

(i)	Under certain circumstances, the Telecom Group lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Telecom Group and customers are generally obligated to return them at the end of the respective agreements.

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered as cash equivalents in the statement of cash flows:

	Years ended December 31,
	2003	2002	2001
Government bonds	$15	$100	$(9)
Time deposits with maturities of more than three months	(193)	—	—
Contribution to the “2003 Telecommunications Fund” (Note 11.b)	(2)	—	—

Total cash flows from investments not considered as cash equivalents	$(180)	$100	$(9)

Financing activities components:

	Years ended December 31,
	2003	2002	2001
Proceeds from Notes	$—	$—	$359
Proceeds from bank loans	—	18	1,235
Payment of Notes	(277)	—	(251)
Payment of bank loans	(156)	(42)	(1,222)
Payment of interest on Notes	(231)	(191)	(2)
Payment of interest on bank loans and others	(52)	(89)	—
Payment of interest on fixed asset and inventory financing	(52)	(99)	(669)
Payment of collateral on derivative instrument	—	(67)	(295)
Dividends paid	—	—	(117)
Dividends paid to minority shareholders	—	—	(208)
Redemption of Class “A” preferred shares	—	—	(151)

Total financing activities components	$(768)	$(470)	$(1,321)

The following table includes the cash from operating, investing and financing activities after disclosing the effects of inflation accounting and exchange rate changes on cash and cash equivalents:

	Years ended December 31,
	2003	2002	2001
Total cash flows provided by operating activities	$2,024	$1,698	$2,693
Total cash flows used in investing activities	(345)	(312)	(1,418)
Total cash flows used in financing activities	(768)	(470)	(1,580)
Effect of exchange rate changes on cash and cash equivalents	(15)	10	—
Effect of inflation accounting	—	(36)	—

Increases in cash and cash equivalents	$896	$890	$(305)

7 - Related party transactions

(a) Balances and transactions with related parties

The Telecom Group has had transactions in the normal course of business with certain related parties. The following is a summary of the balances and transactions with related parties:

	As of December 31,
	2003	2002
Accounts payable:
Multibrand(a)	$—	$1
Latin American Nautilus (a)	—	3
Pirelli Cables S.A.I.C. (c)	1	—
Teco Soft Argentina S.A. (c)	1	1
FCR Argentine branch (d)	—	6

	$2	$11

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7 - Related party transactions (continued)

		Years ended December 31,
	Transaction description	2003	2002	2001
Services received:
Latin American Nautilus (a)	Lease of circuits and rental expenses	$—	$15	$4
Nahuelsat (b)	Rental expenses	7	7	11
Intelsat Ltd. (b)	Rental expenses	5	8	7
Multibrand (a)	Advertising	1	3	9
Telecom Italia S.p.A. Argentine branch (c)	Fees for services Management fees	3	13	119
Telesoft S.p.A. Argentine branch (c)	Fees for services	—	14	35
Teco Soft Argentina S.A. (c)	Fees for services	12	10	—
Olivetti Argentina S.A. (c)	Fees for services	—	2	7
FCR Argentine branch (d)	Fees for services Management fees	3	14	123
Sofrecom Argentina S.A. (d)	Fees for services	9	9	22
Tel3 S.A. (d)	Fees for services	3	1	7

Total operating costs		$43	$96	$344

	Years ended December 31,
	2003	2002	2001
Purchases of fixed assets/intangible assets:
Telesoft S.p.A. Argentine branch (c)	$—	$6	$50
Teco Soft Argentina S.A. (c)	1	4	—
Pirelli Cables S.A.I.C. (c)	—	1	2
Sofrecom Argentina S.A. (d)	8	14	33
Tel3 S.A. (d)	—	5	20
Olivetti Argentina S.A. (c)	—	—	2
Saritel S.A. (c)	—	—	4

Total fixed assets and intangible assets	$9	$30	$111

(a)	Telecom Argentina had between 10% and 25% of the capital stock in such companies.
(b)	The Telecom Group has between 0.15% and 5.75% of the capital stock in such companies.
(c)	Such companies form part of Telecom Italia Group.
(d)	Such companies form part of France Telecom Group.

The Telecom Group believes that the transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties.

As of December 31, 2003, Telecom Argentina had loans outstanding to three officers of Telecom Argentina, totaling $0.4, that corresponded to loans granted pursuant to retention plans and to car loans. The annual interest rate for these loans is 6%.

(c) Management agreement

On the Transfer Date, Telecom Argentina and the Operators entered into a management agreement (the “Management Agreement”) under which the Operators undertook the management and operation of Telecom Argentina and facilitated their expertise and technical assistance. The Management Agreement initially expired in October 1999, but was renewable automatically while Telecom Argentina continued rendering services on an exclusive basis.

In August 1999, the parties entered into an amended agreement (the “Amended Agreement”), with substantially similar terms and conditions, pursuant to which the Management Agreement was extended through October 9, 2004. The Amended Agreement is renewable for an additional 5-year period upon written agreement of the parties.

The management fee payable by Telecom Argentina is based on 3% of net sales. In October 2001, due to the economic situation prevailing in Argentina, the Operators agreed to reduce the fee to 1.25% without affecting any of their obligations under the agreement. Telecom Argentina paid this reduced fee from October 1, 2001 through March 31, 2002. In 2002, and due to the impact of the crisis on the Telecom Group’s financial position and results of operations, Telecom Argentina and the Operators agreed to suspend temporarily the provisions of Article II of the Management Agreement (which includes the provisions relating to the payment of the management fee) from April 1, 2002 through December 31, 2002, except for the provision of qualified management personnel, as necessary. Furthermore, the Operators notified Telecom Argentina that they would continue rendering management services as required by Telecom Argentina on an as-needed basis, being reimbursed only for certain costs and travel expenses. Subsequently, Telecom Argentina and the Operators agreed to suspend the Article II provisions until its expiration date in October 2004.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7. Related party transactions (continued)

As a result of the change in the controlling group mentioned in Note 9.1.(a), the Department of Communications issued Resolution No. 111/03 authorizing Telecom Italia to remain as the exclusive operator of Telecom Argentina. Consequently, on December 19, 2003, Telecom Argentina and FCR terminated their relationship under the Management Agreement. However, the Management Agreement continues to be effective and binding without modifications between Telecom Argentina and Telecom Italia.

8 – Debt of the Telecom Group

Short-term and long-term debt comprises the following:

	As of December 31,
	2003	2002
Short-term debt:
- Principal:
Notes	$4,912	$5,407
Bank loans	1,638	2,097
Fixed assets financing	2,169	2,522
Inventory financing	426	511

Subtotal	9,145	10,537
- Accrued interest	747	564
- Penalty interest	104	34

Total short-term debt	$9,996	$11,135

Long-term debt:
- Principal:
Bank loans	$86	$142
- Accrued interest	—	3

Total long-term debt	86	145

Total short-term debt	$10,082	$11,280

(a) Short-term and Medium-term Notes Programs:

Telecom Argentina has issued various series of notes under its short-term and medium-term global programs. The Programs were approved by shareholders’ general meetings which in turn authorized the Board of Directors to determine the terms and conditions, including amount, price, interest rate and currency. The Global Programs and the notes issued thereunder were ranked by Argentine ratings agencies.

The terms and conditions of the various series of notes contained customary affirmative and negative covenants, including, but not limited to, creation of liens on assets and/or revenues of Telecom Argentina, mergers and others.

The detail of the outstanding series under the programs as of December 31, 2003 is as follows:

Global program	Date of issue	Nominal value (in millions)		Term, in years	Maturity date	Annual interest rate (i)	Book value at December 31, 2003	Market value at December 31, 2003
Program B:
Series C	11.15.95	US$	200	7	11.15.02	12.00	341	273
Series E (a)	5.5.97	US$	100	8	5.5.05	4.35	293	234
Series F (c)	5.30.97	Euro	207	10	5.30.07	8.87	699	544
Series H (b) (c)	3.18.98	Euro	207	10	3.18.08	3.68	692	516
Series I	4.8.99	Euro	200	5	4.8.04	8.37	687	498
Series K	7.1.99	Euro	250	3	7.1.02	7.25	757	574

Program D:
Series 1	4.7.00	Euro	250	3	4.7.03	7.62	832	667
Series 2	7.2.01	Euro	190	3	7.2.04	9.50	611	446

Principal							4,912	3,752

Accrued interest							522
Penalty interest							31

							5,465

(i)	Percentages have been rounded
(a)	Accrue interest at 6-month LIBOR plus 3.125%.
At December 31, 2003, LIBOR was 1.22%.
(b)	Accrue interest at 6-month LIBOR plus 1.5%.
(c)	Originally issued in Italian Lira.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group (continued)

- Global Program B:

Telecom Argentina has six series of bonds outstanding under the Global Program B, which expired on August 10, 1999. As of December 31, 2003, an amount of $3,844 is outstanding under the program. The net proceeds of the notes were used to refinance debt and meet working capital needs.

- Global Programs C and D

Telecom Argentina was authorized to create a short-term note program and a medium-term note program, C and D, respectively, for the issuance and re-issuance of unsecured non-convertible notes for up to US$ 200 million and US$ 1,500 million, respectively. As of December 31, 2003, two series (1 and 2) are outstanding under the Global Program D for an aggregate amount of $1,621. The net proceeds of the notes were used to refinance debt and meet working capital needs.

(b) Debt restructuring

Under Argentine Law No. 24,441 (the “Trust Law”), on August 23, 2000, the Telecom Group’s subsidiary, Telecom Personal, issued US$ 60 million in aggregate principal amount at maturity of zero coupon promissory notes (the “Promissory Notes”) originally due in August 2002 and 2003. Bank of America N.A. Sucursal Buenos Aires (BofA) was designated as the trustee of the TITAN Telecom Personal 2000 Class I Financial Trust (the “Trust”). Pursuant to the terms of the Trust, the trustee had to enter into forward purchase contracts to hedge the proceeds from the collection of the dollar-denominated promissory notes against the payment in pesos of the debt certificates issued by the Trust. Concurrently, Telecom Personal entered into an early prepayment agreement (the “Prepayment Agreement”) with the Trustee pursuant to which Telecom Personal would prepay the Promissory Notes and costs related to the early cancellation of the forward purchase contracts, upon the occurrence of certain events.

In February 2002, Telecom Personal notified the Trustee of an event of default under the terms and conditions of the Prepayment Agreement. As per Law 25,561, certain receivables and payables denominated in US dollars were “pesified”. Telecom Personal and the Trustee disputed whether these obligations were under the scope of the law, and consequently, they decided to submit the matter to arbitration proceedings.

On December 13, 2002, as a result of the arbitration proceedings, Telecom Personal and the Trustee entered into an amended agreement (the “Amended Agreement”) pursuant to which the Prepayment Agreement and the forward purchase contracts were retroactively terminated as of June 13, 2002. Under the Amended Agreement, Telecom Personal assumed the obligation to pay the costs of the early cancellation of the forward purchase contracts. Telecom Personal issued US$ 27 million in aggregate principal amount at maturity under four promissory notes (the “BofA Promissory Notes”), in satisfaction of the payment. The BofA Promissory Notes bear interest at Libor plus 3% per year and are payable in 18 consecutive quarterly installments beginning January 1, 2004, after giving effect to a grace period from June 13, 2002 through December 31, 2003, during which no principal and/or interest is payable.

Also, under the terms of the Amended Agreement, Telecom Personal issued a new US$ 27 million in aggregate principal amount promissory note (the “Holders Promissory Note”) to holders of the Promissory Notes in exchange for relinquishing their claims in respect of the existing Promissory Notes. The Holder Promissory Note bears interest at Libor plus 3% per year and is due June 13, 2008. Interest is payable quarterly beginning April 1, 2004, after the grace period expires. The interest rate may not be higher than 10% per year during the term of the Holders Promissory Note.

For the year ended December 31, 2002, the Telecom Group recorded a gain on the restructuring of the Promissory Notes of $43. According to Argentine GAAP, the new debt has been discounted to its present value using a discount rate of 12%.

As more fully described in Note 12, the Telecom Group completed a cash tender offer for a portion of the Telecom Group’s debt. Telecom Personal completed the tender offer for the early redemption of 100% of the BofA Promissory Notes and 8% of the Holders Promissory Note, pursuant to which approximately US$ 28 million and US$ 2 million, respectively, were redeemed. The net gain on repurchase of debt was approximately $24, which forms part of the $376 included in the statement of income.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group (continued)

(c) Bank loans

These include term loans payable to various banks, bearing an annual weighted average rate of 4.45%, due at various dates through April 2009.

(d) Fixed assets financing

These include term loans payable to various banks and other financial institutions, bearing an annual weighted average rate of 4.31%, due at various dates through May 2016. The most significant are:

Mediocredito Centrale:

Prior to the privatization of Entel, the Argentine government was granted a credit line from the Instituto Centrale Per il Credito a Medio Termine (the “Mediocredito Centrale”) for an aggregate amount of Euro 103 million, the proceeds of which were to be used to finance the digitalization of the telephone network in Argentina. Subsequently, under this credit line, the Argentine government ceded to Telecom Argentina the rights to an Euro 50-million loan payable semi-annually in 30 equal consecutive installments and bearing interest at a rate of 1.75% per year.

The Argentine government remains the debtor to the Mediocredito Centrale, however, Telecom Argentina assumed the obligation to service the debt according to the terms and conditions of the agreement. In the event Telecom Argentina fails to pay the corresponding installments, and the Argentine government settles the obligations, Telecom Argentina’s debt towards the government may be offset by the corresponding receivables for services rendered to certain governmental agencies. As of December 31, 2003, an amount of approximately $143 (principal plus accrued interest) or Euro 39 million is outstanding under the agreement.

Japan Bank for International Cooperation:

On June 29, 1998, Telecom Argentina entered into a credit line agreement with the Japan Bank for International Cooperation (“JBIC”) for up to Japanese yen 12,000 million loan due June 15, 2010. Telecom Argentina used Japanese yen 11,652 million under this credit line. As of December 31, 2003, an amount of approximately $328 (principal plus accrued interest) is outstanding under the agreement.

(e) Inventory financing

These include term loans payable to various banks and other financial institutions, bearing an annual weighted average rate of 3.56%.

9 – Shareholders’ equity

9.1 – Of the Company

(a) Common stock

On September 9, 2003, the Company was notified of the agreement entered into by FCR and W de Argentina – Inversiones S.L., pursuant to which FCR sold its stake in Nortel to W de Argentina – Inversiones S.L.

Prior to the consummation of the sale, Telecom Italia and FCR contributed their respective interests in Nortel to a newly created company, Sofora Telecomunicaciones S.A. (“Sofora”) in exchange for shares of Sofora. At that time, Telecom Italia and FCR had the same shareholding interest in Sofora.

On December 10, 2003, the sale was authorized by the SC trough Resolution No. 111/03 and, on December 15, 2003, the sale was authorized by the National Commission of the Defense of Competition (Technical Coordination Department) through Resolution No. 109/03.

On December 19, 2003 FCR transferred the 48% of Sofora to W de Argentina – Inversiones S.L., plus a put option on the remaining 2% (which is exercisable from January 31, 2008 to December 31, 2013). The total purchase price is US$125 million.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

Once the transfers of shares related to Sofora were completed, all the common stock of the Company are held by Sofora, whose shareholders are: Telecom Italia, W de Argentina – Inversiones S.L. and FCR, each of whom held 50%, 48% and 2%of Sofora’s shares, respectively.

Telecom Italia acquired an option with respect to the W de Argentina – Inversiones S.L. holding in Sofora for US$60 million, which can eventually be exercised from December 31, 2008 to December 31, 2013.

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Commercial Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock accounts). This legal reserve may be used only to absorb deficits.

(c) Preferred shares

Classes “A” and “B” preferred shares are ruled by the Argentine laws and are subject to the jurisdiction of the Ciudad Autónoma de Buenos Aires commercial courts.

•	Class “A” preferred shares

The issuance terms of Class “A” preferred shares provide:

a)	An annual cumulative preferential base dividend of 6% for the fiscal years until December 31, 2006 that, for the purposes of its calculation, is independent from the results generated in the period and equivalent to a fixed percentage on the price of subscription less any payment prior to redemption.

In addition, it is set forth that base dividends for any given fiscal year of the Company not declared and paid at the end of the fifth calendar month after closing of the fiscal year, shall accrue interest as of the last day of said calendar month until the date they are made available to shareholders, at LIBOR. At December 31,2003, this rate is 1.4568% and the amount of these interests is approximately $ 0.9 million.

b)	An additional non cumulative dividend for each fiscal year since 1994 until the last redemption period that will be due on December 2006, if the distributable return on capital exceeded 10%.

c)	Their scheduled redemption in ten equal successive annual payments during the years 1998 to 2007.

The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves. In the case of an accrued and unpaid redemption, said sum shall bear interest since the scheduled redemption payment date until the date they are made available to shareholders, at LIBOR. At December 31,2003, this rate is 1.4568% and the amount of these interests is approximately $ 2.70 million.

d)	Their obligatory redemption if Telecom Italia and FCR, jointly, sell or cease to hold the ownership or direct or indirect control of more than 50% of the outstanding shares of common stock of the Company. Redemption payments shall only be effected with funds out of liquid and realized profits and/or distributable reserves.

e)	Holders of Class “A” preferred shares shall be entitled to vote in case of failure to pay base dividends, accrual and failure to pay additional dividends and/or in any of the events provided for in Incise 6 of the Terms of Issuance. In the case such right to vote are triggered, each holder of Class “A” preferred shares shall be entitled to cast one vote per share and will vote together with Class “B” preferred shares, if the latter were entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the corporate Bylaws. They shall be entitled to the election of one regular director and one alternate director jointly with Class “B” preferred shares in the case they are also entitled to vote. The right to vote of Class “A” preferred shares holders shall cease upon the completion of the distribution by the Company of all base dividends and additional dividends previously accrued and unpaid, plus the applicable interest.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

f)	Class “A” preferred shares rank pari passu without any preference among them and have priority as regards rights to dividends and rights in the case of winding up in relation to shares of common stock, Class “B” preferred shares and any other class of preferred shares issued by the Company at any time.

Likewise, in accordance with Decree No. 214/02, and Laws No. 25,561 and 25,820, the redemption of capital corresponding to preferred shares, that under the issuance terms should be in U.S. dollars, has been converted into pesos at an exchange rate of $1=US$1 and, from February 3, 2002 is subject to the application of the “CER” (“reference stabilization index”).

As a consequence of the application of the CER, the capital corresponding to Class “A” preferred shares and the dividends accrued at year-end, before and after of Decree No.214/02 are as follows:

	Before Decree No. 214/02 in million of US$	After Decree No. 214/02 in million of $
Class “A” preferred shares:
• Par value	11	11

• Amount calculated according to the issue terms:
Redemption accrued, non declared and non paid corresponding to fiscal year 2001	55	80
Redemption accrued, non declared and non paid corresponding to fiscal year 2002	55	80
Redemption non accrued fiscal year 2003 and thereafter	207	302

	317	462

Preferred dividends accrued, non declared and non paid:
Corresponding to fiscal year 2001	19	27.7
Corresponding to fiscal year 2002	19	27.7
Corresponding to fiscal year 2003	19	27.7

•	Class “B” preferred shares

The Terms of Issuance of Class “B” preferred shares set forth that:

a)	Class “B” preferred shares are not redeemable.

b)	A non cumulative dividend equivalent to a share (49.46%) of the Company’s profits legally available for distribution after the payment of the dividends on Class “A” preferred shares. On April 25, 1997, a Special Meeting of Shareholders resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basic points (0.50%) (currently 48.96%) as of June 16, 1997. This resolution was filed with the Superintendency of Legal Entities on July 16, 1997 under number 7388.

c)	Holders of Class “B” preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in incise 6 of the Terms of Issuance. In the case such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with Class “A” preferred shares, if the latter were also entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the Company’s Bylaws. Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, jointly with Class “A” preferred shares if the same were also entitled to vote. Class “B” preferred shares’ right to vote shall cease upon the disappearance of the causes that gave rise to such right.

d)	Class “B” preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock held by Nortel.

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any debt excluding accounts payable as a result of the normal course of business, if as a result of doing so its ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. At December 31, 2003, the ratio has exceed 1.75 as a consequence of the devaluation of the peso during year 2002, exclusively.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No.12056. On January 27, 1998, as a result of the authorization requested, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

•	Voting right for Class “A” and Class “B” preferred shareholders

Considering that the Company did not pay Class “A” preferred shares holders the compromised amount due to the fiscal years ended December 31, 2001 and 2002, these shareholders were entitled to vote, according to the issuance terms and conditions applicable to that class of shares. Additionally, as Telecom Argentina has exceeded the ratio of 1.75 before mentioned, during fiscal year ended at December 31, 2002, Class “B” preferred shares holders were entitled to vote too, according to the issuance terms and conditions applicable to this class of shares. From fiscal year 2002 the voting right has been exercised jointly for both classes of shareholders, through the election of a regular director and an alternate director.

9.2 – Of Telecom Argentina

(a) Common stock

At December 31, 2003, Telecom Argentina has 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock, 436,323,992 shares of $1 par value Class B Common Stock and 46,022,687 shares of $1 par value Class C Common Stock. Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

Telecom Argentina’s shares are authorized by the CNV, the Buenos Aires Stock Exchange (“BCBA”) and the New York Stock Exchange (“NYSE”) for public trading. Only Class B shares are traded. The Company owns all of the outstanding Class A shares and Class C shares are dedicated to the employee stock ownership program, as described below.

Class B shares began trading on the BCBA on March 30, 1992. On December 9, 1994, these shares began trading on the NYSE under the ticker symbol TEO upon approval of the Exchange Offer by the SEC. Pursuant to the Exchange Offer, holders of ADRs or ADS which were restricted under Rule 144-A and holders of GDR issued under Regulation S exchanged their securities for unrestricted ADS, each ADS representing 5 Class B shares. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

(b) Restrictions on distribution of profits

Telecom Argentina is subject to certain restrictions on the distribution of profits. Under the Argentine Commercial Law, the by-laws of Telecom Argentina and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock accounts). This legal reserve may be used only to absorb deficits.

(c) Share ownership program

In 1992, a decree from the Argentine government, which provided for the creation of Telecom Argentina upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by Telecom Argentina and who elected to participate in the plan.

In 1999, a decree of the Argentine government eliminated the restrictions on some of the Class C shares held by the Trust, although it excluded 45,932,738 Class C shares subject to an injunction against their use. On March 14, 2000, a shareholders’ meeting of Telecom Argentina approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares, of which 52,415,411 were converted. In May 2000, the employees sold 50,663,377 shares through an international and national bid.

In September 2002, the Trustor requested Telecom Argentina to take all necessary actions in order to effect the conversion to Class B shares of up to 15,000,000 Class C shares out of the 45,932,738 shares held in the Trust, which had been released from the injunction. Subsequently, the Trustor informed Telecom Argentina that unrestricted Class C shares amounted to 10,334,176, of which 8,361,012 are still held in the Trust.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

Telecom Argentina requested the Trustor to obtain judicial approval to permit the shareholders’ meeting to effect the conversion of the total amount of Class C shares to Class B shares in order to avoid calling for successive shareholders’ meetings every time restrictions on the shares are released for conversion. The Trustor informed Telecom Argentina that a judicial resolution in favor of the total conversion had not been granted. Telecom Argentina has also indicated that it is necessary to reach an agreement with the PPP for a timely and orderly sale of the converted Class B shares, because the sale of an inappropriate number of Class B shares could materially affect the price of the Class B shares. As of the date of these financial statements, the PPP lacks a legal representative.

(d) “Rueda Reducida” trading

As a result of the default situation described in Note 12, the BCBA decided to transfer the trading of Telecom Argentina’s notes to the so-called “Rueda Reducida” status, a special trading status of the BCBA for companies experiencing certain adverse financial conditions.

In addition, since Telecom Argentina’s accumulated losses have absorbed its reserves and at least 50% of the Telecom Argentina’s share capital, the BCBA has also decided to transfer the trading of Telecom Argentina´s common stock to the Rueda Reducida status.

(e) Mandatory reduction of capital

Under section 206 of the Argentine Companies Law, if at the annual shareholders’ meeting, a company’s losses have absorbed its reserves and at least 50% of the share capital, a company is required to reduce its capital stock. Further, under paragraph 5 of section 94, if a company shareholders’ equity is negative, a company is required to commence dissolution proceedings unless its shareholders take action (either by making a capital contribution or authorizing the issuance of additional shares of the company) resulting in positive shareholders’ equity within 90 days of such annual shareholders’ meeting.

However, due to the current economic environment, the requirements of section 206 and paragraph 5 of section 94 were suspended temporarily until December 10, 2004. Since Telecom Argentina reported a loss for the year ended December 31, 2002, which absorbed Telecom Argentina’s reserves and significantly reduced its shareholders’ equity, Telecom Argentina qualifies for mandatory reduction of capital, although its application is temporarily suspended.

10. Income tax

No income tax provision has been recorded for any period presented as the Company and the Telecom Group have experienced net operating losses for income tax purposes.

Income tax expense (benefit) for the years ended December 31, 2003, 2002 and 2001 consists of the following:

	Years ended December 31,
	2003	2002	2001
Current tax expense	$—	$—	$—
Deferred tax expense (benefit)	7	1,304	(112)

Income tax expense (benefit)	$7	$1,304	$(112)

The Company and the Telecom Group account for income taxes in accordance with the guidelines of RT 17. RT 17 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

10. Income tax (continued)

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of December 31,
	2003	2002
Deferred tax assets:
- Tax loss carryforwards	$1,788	$2,172
- Allowance for doubtful accounts	90	98
- Provision for contingencies	81	52
- Foreign exchange gains and losses	241	326
- Other	64	163

Total deferred tax assets	$2,264	$2,811

Deferred tax liabilities:
- Fixed assets	80	169
- Inflation adjustment (i)	1,428	1,746
- Foreign currency gains/losses (ii)	279	300

Total deferred tax liabilities	$1,787	$2,215

- Valuation allowance	457	583

Net deferred income tax assets	$20	$13

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes
(ii)	Mainly relate to capitalized interest and foreign currency exchange gains and losses in fixed assets

Income tax expense (benefit) for the years ended December 31, 2003, 2002 and 2001 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Years ended December 31,
	2003	2002	2001
Income tax expense (benefit) at statutory income tax rate on pretax income (loss)	$(130)	$2,000	$(74)
Permanent differences:
Non taxable items	17	(4)	(12)
Inflation adjustment of permanent differences	(2)	(115)	—
Amortization of PCS license	—	—	(15)
Change in valuation allowance	121	(565)	(3)
Equity gain (loss) from related companies and amortization of goodwill	1	(12)	(8)

Income tax expense (benefit)	$7	$1,304	$(112)

As of December 31, 2003, the Company and the Telecom Group had accumulated operating tax loss carryforwards of approximately $1,778. The following table details the operating tax loss carryforwards segregated by company and expiration date:

Expiration year	Nortel	Telecom Argentina	Publicom	Telecom Personal	Nucleo	Total consolidated
2004	9	—	—	—	—	9
2005	—	—	—	—	3	3
2006	1	—	—	—	—	1
2007	—	1,494	3	275	—	1,772
2008	—	—	3	—	—	3

Total	10	1,494	6	275	3	1,788

Decree No. 2,568/02 of the Argentine government prescribed that foreign currency exchange losses arising from holding foreign-currency denominated assets and liabilities existing as of January 6, 2002, had to be determined using an exchange rate of $1.40 to US$1. The resulting net foreign currency exchange loss from this calculation procedure was to be considered deductible for income tax purposes at a rate of 20% per year commencing in fiscal year 2002. As of December 31, 2002, the exchange rate was $3.37 to US$1. Therefore, pursuant to the terms of the Decree, the difference between $1.4 and $3.37 was to be deducted entirely for income tax purposes in fiscal year 2002. On the contrary, the Telecom Group and its tax advisors had interpreted the Decree to require the entire amount($3.37 minus $1) to be deductive for income tax purposes at a rate of 20% per year commencing in fiscal year 2002 through fiscal year 2006.

The Company and the Telecom Group provide a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Based on a number of factors, including the Argentine government´s interpretation of the Decree as described above, the current expiration period of tax loss carryforwards (5 years) and the fact that the Telecom Group anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a significant portion of its net deferred tax assets that a valuation allowance has been provided. The Telecom Group will continue to monitor the need for a change in the valuation allowance that has been provided.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

10. Income tax (continued)

(a) Impact of Resolution MD No. 11/03 of the CPCECABA

Under Argentine GAAP, there are currently two approaches to the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements.

In one approach, the FACPCE, in line with IAS and US GAAP, reached a consensus that when preparing financial statements restated for general price-level changes, temporary differences under RT 17 are determined based on the difference between the price-level restated amount of assets and liabilities reported in the financial statements and the related tax basis amounts. Accordingly, following the guidelines of RT 17 and related interpretations, the Company and the Telecom Group have treated the differences between the tax basis and indexed book basis of non-monetary items as temporary from year 2002.

However, in April 2003, the CPCECABA issued Resolution MD No. 11/2003, which was intended to clarify certain concepts in connection with the accounting treatment of deferred tax assets and liabilities when companies prepare price-level restated financial statements. The CPCECABA reached a consensus that differences between the tax basis and the related indexed amounts of fixed assets would be permanent differences rather than being considered temporary.

In the opinion of management, this alternative approach departs from the liability method prescribed by RT 17. In order to comply with applicable rules and regulations, the Telecom Group consulted with the CNV and requested the regulatory authority to issue a statement on the subject, so as to permit the Company to give proper accounting effect in these financial statements. As of the date of these financial statements, the CNV has not yet addressed the issue.

Based on the foregoing, the Telecom Group has decided to continue treating the differences between the tax basis and price-level restated amounts of non-monetary assets and liabilities as temporary. Further, and considering that the Telecom Group has provided for a substantial portion of its net deferred tax assets, the CPCECABA resolution, if applied to the Company’s financial statements as of December 31, 2003, would not have a significant impact on the Company’s financial position and results of operations. Rather, the application of the resolution would have an effect on the disclosed amounts of net deferred tax assets and the components of the income tax expense for the year ended December 31, 2003, as follows:

Effect on net deferred tax assets:

	Net deferred tax assets	Valuation allowance	Net of valuation allowance
Balances as per books	$477	$(457)	$20
Plus (less):
Tax effect of inflation adjustment on fixed assets, intangible assets and other assets	1,428	—	1,428
Increase in valuation allowance	—	(1,428)	(1,428)

Balances as adjusted	$1,905	$(1,885)	$20

Effect on income tax:

(Loss)/ Gain	Balances as per books	Adjustments	Balances as adjusted
Deferred income tax	$(432)	$—	$(432)
Tax effect of inflation adjustment on fixed assets, intangible assets and other assets	318	(318)	—

Subtotal	(114)	(318)	(432)
Decrease in valuation allowance	121	318	439

Income tax	$7	$—	$7

In the event the Telecom Group decreases the level of the valuation allowance provided, the application of the resolution would have a material effect on the Company’s financial position and results of operations.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11. Commitments and contingencies

(a) Purchase commitments

The Telecom Group has entered into various purchase commitments aggregating approximately $74 as of December 31, 2003, primarily related to the supply of switching equipment, maintenance and repair of public phones, infrastructure agreements and other service agreements.

(b) Holding of shares commitments

1. In compliance with the terms and conditions of issuance of Classes “A” and “B” preferred shares, the Company will not sell, transfer, assign or otherwise dispose of, under any title, or encumber its shareholding in Telecom Argentina, unless, after such operation has been concluded, more than 50% of those shares remain in direct or indirect ownership of the Company without being encumbered in any manner, or unless the above-mentioned actions are expressly approved by the holders of two-thirds of the preferred shares outstanding;

2. The Pliego provide details of the obligations for both the Company and Telecom Argentina, non-fulfillment of which could lead in certain cases, to the subsidiary’s license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom Argentina to the CNC, which would proceed to sell the shares by public auction.

Commitments assumed by the Company and its Shareholders as a result of the acquisition of 60%, currently approximately 54.74% of the shares of Telecom Argentina are as follows:

a)	not to reduce its equity interest in Telecom Argentina to less than 51 without the authorization of the Regulatory Authority, under the penalty of license revocation;

b)	not to reduce the amount of shares of common stock of the Company’s shareholders to less than 51% of the capital stock with voting right, without the authorization of the Regulatory Authority, under the penalty of license revocation. Currently, as Sofora is the only owner of the total common stock of the Company, this restriction only applies to such company;

c)	that Telecom Italia and W de Argentina – Inversiones S.L., shall not reduce its equity interest in Sofora to less than 15% each, without the authorization of the Regulatory Authority.

The obligations assumed by Telecom Argentina are detailed in section 13.10.6 of the Pliego, excluding sub-sections h) and n).

(b) Investment commitments

In August 2003, Telecom Argentina has been notified by the Department of Communications of a proposal for the creation of a $70-million financial trust (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund. The Fund is aimed at, among others:

•	Creating alternative mechanisms for financing;

•	Completing projects if they prove to be long-standing, profitable and relate to the telecommunications system;

•	Developing and consolidating the 2003 Telecommunications Fund; and

•	Being the nexus between the major telecommunication companies and small and medium-sized companies and individual enterpreneurs within the sector, and harmonizing their interests with those of the State.

The Telecom Group has committed to contribute $1.5 at the inception of the Fund. The Telecom Group also committed further contributions of up to $3.5, payable on the first anniversary of the Fund, provided that the Telecom Group completed its financial restructuring successfully. In addition, management announced that it is the Telecom Group’s intention to promote agreements with local suppliers – for an estimated amount of $10 - which would facilitate their access to financing.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11. Commitments and contingencies (continued)

(c) Contingencies

The Telecom Group is a party to several civil, tax, commercial and labor proceedings and claims that have arisen in the ordinary course of its business. The Telecom Group has established reserves for an aggregate amount of $225 to cover potential losses under these claims.

In addition, the Telecom Group is subject to other claims and legal actions that have arisen in the ordinary course of business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Telecom Group’s management based upon the information available at this time and consultation with external legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Telecom Group’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these litigations.

Following is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine government, and not the Telecom Group, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine government have agreed to indemnify and hold the Telecom Group harmless in respect of such claims. Under current Argentine legislation, the government may settle any amounts payable to the Telecom Group for these claims through the issuance of treasury bonds. As of December 31, 2003, labor lawsuits in this connection amounted to $16.

Other claims

In November 1995, Telecom Argentina, Telefonica de Argentina (“Telefonica”), Telintar and the Argentine government were served notice of a legal action brought by a consumer group called “Consumidores Libres Cooperativa Limitada de Provision de Servicios Comunitarios” (“Consumidores”). The purpose of the action sought to declare null and void all regulations and rate agreements in force since the Transfer Agreement, the effect being to have the fixed telephone rates charged by licensees reduced, the amounts supposedly collected in excess refunded to customers and the licensees’ rate of return on the Telecom Group’s fixed assets, as determined by Decree No. 2,585/91, limited to an annual 16%. The Court of Appeals has rejected some claims but deferred decisions on others until final judgement is made.

In October 2001, the Court of Appeals awarded the plaintiffs an injunction ordering the Argentine government, Telefonica and Telecom Argentina to refrain from applying any indexing provisions to the tariffs pending final resolution in the case. Accordingly, Telecom Argentina was not able to adjust tariffs by the application of the United States Consumer Price Index (“USCPI”), as permitted by the Transfer Agreement, when calculating the price cap formula therein established. The Telecom Group appealed the decision before the Argentine Supreme Court rejecting the arguments stated therein. Furthermore, Law No. 25,561 also prohibited the application of any indexing provisions in the contracts entered into with the Argentine government, including the contracts related to telecommunication services.

In October 2002, the Telecom Group was served notice by the NCC of a resolution requesting Telecom Argentina to refrain from billing to their customers any increase in municipal tax to which the Telecom Group is subject and to refund customers for any amount charged in this regard. Telecom Argentina appealed this resolution. In November 2003, the Telecom Group filed a complaint in order to confirm its right to transfer municipal taxes to its customers. The demand is pending judicial resolution.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11. Commitments and contingencies (continued)

In July 2003, the Telecom Group was served notice by the NCC of a note requesting Telecom Argentina to deposit an amount of $46.6 in connection with a government-sponsored Internet program called “argentina@internet.todos”. As of December 31, 2003, the Telecom Group has recorded $13 in connection with this, which is included in other liabilities. The difference between the amount claimed and the recorded amount corresponds to interest and indexing. Even though it is not possible to determine the merits of these proceedings, in the opinion of the Telecom Group’s management and its legal counsel, the final outcome of this matter will not have a material effect on the Telecom Group’s financial position and results of operations.

In August 2003, Telecom Argentina, Telefonica and the Department of Communications were served notice of another legal action brought by Consumidores alleging that certain amounts in connection with the provision of certain special equipment were included in monthly fees and that the amounts paid be reimbursed to customers. The Telecom Group contested the allegations on the grounds that the fees collected are permitted under the current applicable rules and regulations.

Certain amounts deposited in the Telecom Group’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2003, these restricted funds totaled $9. The Telecom Group has reclassified these balances to other receivables on the Telecom Group’s balance sheet.

12. Financial restructuring

(a) Background

As a result of the devaluation of the Argentine peso and subsequent “pesification” of Telecom Argentina’s tariffs, the uncertainties of the economic situation and the regulatory environment in which the Telecom Group operates, on March 27, 2002 and June 24, 2002, the Board of Directors of Telecom Argentina and its subsidiaries in Argentina defaulted on their principal and interest payment obligations under their debt agreements. Notwithstanding the defaults, the Telecom Group continues to conduct business as usual.

The terms and conditions of the Notes and loan agreements issued by the Telecom Group contain certain clauses, which provided for events of default, as follows:

•	Failure to pay principal or interest at maturity;

•	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Telecom Argentina or its material subsidiaries, which equals or exceeds an aggregate amount of US$20 million;

•	The Telecom Group’s written notice of default on its debt;

•	Any final judgment providing for the payment of an aggregate amount equal to or exceeding US$20 million; and

•	Telecom Argentina’s or its material subsidiaries’ voluntary petition for bankruptcy, special bankruptcy proceedings (“Concurso Preventivo”) or out-of-court reorganization agreements.

As a result of the defaults, the bondholders and lenders under the agreements were entitled, at their option, to request the acceleration of all principal and accrued interest outstanding as of the date of the defaults. As of the date of these financial statements, the Telecom Group has received notices of acceleration from certain lenders representing loan amounts exceeding US$ 20 million. In addition, the indentures and loan agreements provide for a penalty interest rate in the event that payments are not made when due. Such penalty interest ranged from an average 2% to 5% per year.

The Telecom Group’s board of directors is currently taking all necessary actions aimed at preserving Telecom Argentina’s value and maximizing the Telecom Group’s cash flows. The Telecom Group reached an agreement with certain financial creditors on the repurchasing of a portion of its debt (see Note 12 b) and is currently developing a comprehensive plan to restructure the remaining indebtedness of Telecom Argentina and Telecom Personal (see Note 12 d). The Telecom Group’s subsidiary, Nucleo, is also in the process of restructuring a portion of its indebtedness for an aggregate amount of US$56 million. As of the date of these financial statements, Nucleo has refinanced US$14 million of its debt with local financial institutions.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Financial restructuring (continued)

While the Telecom Group is optimistic that these transactions will be completed successfully, the Telecom Group cannot give assurance that these transactions will be completed on terms that are acceptable to it or its operating subsidiaries or at all.

(b) Cash tender offer

In April 2003, the Telecom Group announced that Telecom Argentina, Telecom Personal and Publicom were commencing a “Modified Dutch Auction” tender offer for a portion of the consolidated debt. The Telecom Group offered to buy back debt using cash up to US$310 million relating to Telecom Argentina, US$55 million relating to Telecom Personal and US$2 million relating to Publicom.

The Telecom Group also paid 100% of accrued interest through June 24, 2002, on all indebtedness, regardless of creditor participation in the tender offer and 30% of accrued interest from June 25, 2002 through December 31, 2002. Interest payments were made at contractual rates and did not consider penalty interest or other default interest provisions.

The following table presents the interest amounts paid by the Telecom Group as part of the tender offer:

Name of company	US$	Euro	Yen	Peso	US$ Equivalent
Telecom Argentina	22	63	85	2	98
Telecom Personal	11	—	17	9	14
Publicom (ii)	—	—	—	—	—

Total interest paid (i)	33	63	102	11	112

(i)	Includes US$ 2 million and US$ 1 million of withholding taxes paid for Telecom Argentina and Telecom Personal, respectively.
(ii)	Publicom paid US$48,000.

As a result of the tender offer, the Telecom Group purchased debt with a face value of approximately US$ 292 million, for a total purchase price of approximately US$ 161 million. This repurchase generated a net gain of US$ 131 million on discount on principal, which in addition to the gain of US$ 17 million obtained by the reversal of accrued interests, totaled a gain of US$ 148 million on repurchase of debt.

The following table summarizes that portion of the gain on repurchase of debt corresponding to the reduction of principal and interest amounts:

	Principal amount purchased				Purchase price paid				Gain on repurchase debt
Name of company	US$	Euro	Peso	I US$ (a)	US$	Euro	Peso	II US$ (a)	III=I-II Discount on Principal	IV Discount on interest	V=III+IV Cash tender offer
Telecom Argentina	44	142	—	208	24	78	—	115	93	13	106
Telecom Personal	69	—	30	80	37	—	17	44	36	4	40
Publicom	4	—	—	4	2	—	—	2	2	—	2

Total	117	142	30	292	63	78	17	161	131	17	148

(a)	Represent equivalent amounts in US$

The net gain on the repurchase, including the reversal of related capitalized foreign currency gains and other related expenses, was approximately $376 (See Note 5.o. for details) and was recorded as a separate line item in the consolidated statement of income.

As discussed further in c) below, Telecom Argentina and Telecom Personal satisfied the payments of principal and interest under the cash tender offer with the funds previously segregated into time deposits with foreign financial institutions.

On October 27, 2003, Publicom satisfactorily completed the restructuring of its remaining indebtedness. As a result, Publicom purchased debt with a face value of approximately $1.5, for a total purchase price of approximately $0.8. The net gain on the repurchase, including transaction costs, foreign currency gains and unamortized debt issuance costs, was approximately $0.7 and was included in gain on repurchase of debt in the consolidated statement of income.

As a result of the Telecom Group’s restructuring decisions and the repurchase, the Telecom Group has an aggregate amount of indebtedness of $10,082 as of December 31, 2003. Of the total amount of the outstanding debt, $5,676 is due, $4,315 is payable on demand and $91 is not due ($32 and $59 corresponding to Nucleo and Personal, respectively).

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Financial restructuring (continued)

As a result of the repurchase, the Telecom Group has an aggregate amount of indebtedness due and outstanding of $5,676 as of December 31, 2003 (including principal amounts for US$ 1,065 million, Euro 438 million, Japanese yen 9,264 million and $175; and interest amounts for US$ 51 million, Euro 57 million, Japanese yen 517 million and $7)

(c) Segregated funds

Prior to the commencement of the tender offer, in March 2003, the Telecom Group had segregated certain amounts into time deposits with foreign financial institutions in order to have sufficient funds to satisfy the payments of principal and interest under the cash tender offer. The Telecom Group previously obtained all necessary approvals from the regulatory authorities to remit and maintain these funds abroad. As of December 31, 2003, the Telecom Group has an aggregate remaining amount of $886 on deposit.

	Telecom Argentina		Telecom Personal US$	Total Consolidated
	US$	Euro		US$	Euro
Amounts in foreign currency	121	112	40	161	112
Amounts in Argentine pesos (i)	354	413	119	473	413

(i)	Equivalent amount in Argentine Pesos at 2.930 per US$ and 3.684 per Euro. This amount is included in current investments as of December 31, 2003.

(d) Restructuring plan

The cash tender offer described above was the first stage of the comprehensive restructuring plan designed by the Telecom Group to strengthen the Telecom Group’s financial position.

On January 9, 2004, Telecom Argentina announced a proposal to restructure all of its outstanding indebtedness through an out-of-court restructuring agreement governed by Argentine law or “Acuerdo Preventivo Extrajudicial (APE)” solicitation statement filed with the CNV, the SEC and the Commissione Nazionale per le Societá e la Borsa (CONSOB).

An “APE” is a private restructuring agreement between a debtor and a certain percentage of its unsecured creditors affected by the restructuring that is submitted to the reviewing court for approval pursuant to the Argentine Bankruptcy Law. The Argentine Bankruptcy Law requires the debtor to have the support of the requisite holders in order to obtain court approval.

Under the Proposal, as described in the solicitation statement contained in the registration statement filed with the SEC, and in the solicitation statements filed with other regulatory authorities, Telecom Argentina proposes to restructure all of its outstanding financial debt by issuing new unsecured notes, which will have new terms and will not be convertible into Telecom Argentina’s common shares, and/or by paying cash consideration pursuant to the different options included in the Proposal.

Concurrently with Telecom Argentina’s APE, its subsidiary, Telecom Personal, expects to offer its creditors restructuring options similar to those announced by Telecom Argentina.

(e) Legal actions brought against Telecom Argentina

Telecom Argentina has been served notice of claims brought by holders of Telecom Argentina’s notes seeking enforcement of their rights under the respective indentures. The claims amounted to US$ 2.4 million representing less than 1% of the total consolidated indebtedness of the Telecom Group. Due to certain judicial regulations, an amount equivalent to US$3.0 million held in bank accounts has been restricted for use as of the date of issuance of these financial statements.

In September 2003, Telecom Argentina was served notice of an involuntary bankruptcy petition filed against it by a note holder amounting to US$ 0.2 million. The petition has been dismissed.

In the opinion of the Telecom Group’s management and its legal counsel, the Telecom Group has meritorious defenses to each of these proceedings and does not expect that such proceedings will result in Telecom Argentina being declared bankrupt. The Telecom Group’s legal counsel estimates that the Telecom Group will be able to take all necessary measures to protect its normal course of business before other claims are brought against it.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Financial restructuring (continued)

(f) Measurement and classification of liabilities

As of December 31, 2003, the Telecom Group has estimated an amount of $104 corresponding to penalty interest for the default situation described in a) above. This balance is included in consolidated debt in these financial statements. As discussed in d) above, the manner and time of payment of the Telecom Group’s outstanding principal and interest payment obligations are addressed in its proposed APE restructuring plan. The Telecom Group’s legal counsel believes that based on the facts and circumstances which caused the Telecom Group to default on its principal and interest payment obligations, it is more likely than not that the Telecom Group will not have to pay the penalty interest contemplated by the indentures and loan agreements governing its outstanding debt if the APE restructuring is completed successfully.

As discussed above, as of December 31, 2003 and 2002, a substantial portion of the Telecom Group’s outstanding debt is foreign-currency denominated and governed by foreign law. Notwithstanding the economic crisis in Argentina and subsequent devaluation and pesification, the Telecom Group recorded its outstanding debt at their respective original foreign currencies since the Telecom Group expects to complete the debt restructuring successfully.

If the APE restructuring plan is not completed on terms favorable to the Telecom Group or not completed at all, management would have to analyze different courses of action which may include the “pesification” of foreign-currency denominated debts governed by foreign law. In this event, management would legally argue the unconstitutionality and/or inapplicability of Decree No. 410/02 as further described below, and accordingly, would sustain the pesification of its foreign-currency denominated debt at a rate of $1 to US$1 or its equivalent in other foreign currencies. As pesified, this indebtedness would be adjusted based on a reference index (Coeficiente de Estabilización de Referencia or CER) as from February 3, 2002. The Telecom Group would take these actions among others in order to preserve the continuity of the services and operations of Telecom Argentina and Telecom Personal under Argentine law and regulations.

On January 6, 2002, the National Congress passed the Law No. 25,561 of “Public Emergency and Reform of the Exchange Rate Regime” (Law 25,561). Under Article 11 of Law 25,561, foreign-currency denominated debt arising from agreements between consenting parties governed by “rules and regulations of private law” were converted into pesos at 1 peso per dollar. Further, Article 11 states that “creditors would receive these amounts on account of the total debt” and that “both parties would have to negotiate the restructuring of the obligations to equally share the cost of the peso devaluation”.

Subsequently, Decree No. 214/02 forced the conversion into pesos of all foreign-currency denominated liabilities existing as of January 6, 2002, and established the indexing of the pesified amounts by the application of the CER index. Law No. 25,713 ratified, with few exceptions, the constitutionality of the application of the CER index to pesified debts. Management believes that those exceptions are not applicable to the Telecom Group’s situation.

However, Decree No. 410/02 which codified Law No. 25,561 and extended Decree No. 214/02, provided that foreign-currency denominated debt governed by “foreign law” fell outside the scope of the provisions of Decree No. 214/02 which required the pesification of liabilities. By introducing this language into the decree provisions, the government tried to narrow the meaning of “rules and regulations of private law” as mentioned in Article 11 of Law 25,561. Further, on December 4, 2003, Law No. 25,820 amended Article 11 of Law 25,561 as follows:

The main differences introduced to the text of Article 11 by Law 25,820 are:

(a) The language referring to “debt obligations existing as of the enactment date” was replaced by “debt obligations existing as of January 6, 2002”

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Financial restructuring (continued)

(b) The language referring to “rules and regulations of private law” was eliminated as a preexisting condition to the pesification of foreign-currency denominated liabilities, and it may thus be argued that it would not be relevant whether or not these liabilities are governed by foreign law

(c) The pesification is not temporary, meaning that creditors will not receive the pesified amounts on account of the total debt as previously stated; however

(d) Any party may request an adjustment within the context of the law, thus permitting renegotiation between willing parties to share the cost of the devaluation of the peso as previously stated in decree 214/02 and,

(e) The pesified liabilities are adjusted based on a reference index, i.e. CER, as appropriate.

Notwithstanding the foregoing, and taking into account the restructuring proposals made to the Telecom Group’s creditors in January 2004 and the APE solicitation statement discussed in (d) above, management has decided to honor the original currencies of its foreign-currency denominated liabilities.

Since the Telecom Group has received notices of acceleration due to the default situation described above, the balances were reclassified as current liabilities as of December 31, 2003. On the other hand, as indicated in Note 8, the outstanding indebtedness under the TITAN agreement amounting to $59 (US$20 million) has been refinanced successfully. Accordingly, these balances were reclassified to non-current liabilities as of December 31, 2003. Also, the Telecom Group’s subsidiary, Nucleo, has also refinanced a portion of its debt amounting to $27, which has been reclassified to non-current liabilities as of December 31, 2003.

13. Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, the Telecom Group is divided into three main lines of business: Voice, data and Internet services, wireless telecommunication services and directory publishing services. The Telecom Group manages its segments to the net income (loss)level of reporting.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the years ended December 31, 2003, 2002 and 2001, more than 90 percent of the Telecom Group’s revenues were from services provided within Argentina.

More than 95% of the Telecom Group’s fixed assets are in Argentina.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13. Segment information (continued)

Segment financial information was as follows:

For the year ended December 31, 2003

❑	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Nortel	Total
Net sales	2.556	1.163	34	—	3.753

Salaries and social security	(424)	(74)	(8)	(1)	(507)
Turnover tax	(86)	(51)	—	—	(137)
Materials and supplies	(117)	(33)	(14)	—	(164)
Bad debt expense	3	(10)	(4)	—	(11)
Interconnection costs	(136)	—	—	—	(136)
Cost of international outbound calls	(76)	—	—	—	(76)
Lease of circuits	(29)	(9)	—	—	(38)
Fees for debt restructuring	(12)	(4)	—	—	(16)
Fees for services	(69)	(9)	(2)	(2)	(82)
Management fees	(2)	—	—	—	(2)
Advertising	(23)	(20)	(1)	—	(44)
Cost of cellular handsets	—	(22)	—	—	(22)
Commissions	(57)	(103)	—	—	(160)
Others	(164)	(211)	(2)	—	(377)

Operating income before depreciation and amortization	1.364	617	3	(3)	1.981
Depreciation of fixed assets	(1.436)	(327)	(5)	—	(1.768)
Amortization of intangible assets	(63)	(46)	—	—	(109)

Operating (loss) income	(135)	244	(2)	(3)	104
Equity gain from related companies	—	—	2	—	2
Financial results, net	(132)	168	12	7	55
Other expenses, net	(121)	(37)	(10)	1	(167)
Gain on repurchase of debt	280	90	6	—	376

Net income (loss) before income tax and minority interest	(108)	465	8	5	370
Income tax	—	11	(4)	—	7
Minority interest	—	(21)	—	(159)	(180)

Net income (loss)	(108)	455	4	(154)	197

❑ Balance sheet information

Fixed assets, net	6,443	1,554	4	—	8,001
Intangible assets, net	110	731	4	—	845
Capital expenditures	81	101	—	—	182
Investment in intangible assets	—	4	—	—	4
Depreciation of fixed assets (a)	(1,436)	(343)	(5)	—	(1,784)
Amortization of intangible assets (b)	(67)	(58)	—	—	(125)

(a) Includes $16 in Foreign currency translation adjustments. (b) Includes $6 in Financial results, net and $10 in Foreign currency translation adjustments.

❑ Cash flow information

Cash flows provided by operating activities	1,509	499	7	(6)	2,009

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(91)	(77)	—	—	(168)
Decrease in investments not considered as cash and cash equivalents	(85)	(92)	—	—	(177)

Total cash flows used in investing activities	(176)	(169)	—	—	(345)

Cash flows from financing activities:
Debt proceeds	—	(11)	—	—	(11)
Repurchase of debt	(328)	(87)	(7)	—	(422)
Payment of interest and debt-related expenses	(283)	(52)	—	—	(335)
Inter-segment transfers of cash	5	(5)	—	—	—

Total cash flows used in financing activities	(606)	(155)	(7)	—	(768)

Increase in cash and cash equivalents	727	175	—	(6)	896
Cash and cash equivalents at the beginning of year	1,059	253	2	20	1,334

Cash and cash equivalents at year end	1,786	428	2	14	2,230

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13. Segment information (continued)

For the year ended December 31, 2002

❑	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Nortel	Total
Net sales	2,954	1,035	23	—	4,012

Salaries and social security	(472)	(92)	(23)	(1)	(588)
Turnover tax	(91)	(40)	(1)	—	(132)
Materials and supplies	(144)	(33)	(11)	—	(188)
Bad debt expense	(129)	(54)	(6)	—	(189)
Interconnection costs	(141)	—	—	—	(141)
Cost of international outbound calls	(103)	—	—	—	(103)
Lease of circuits	(24)	(17)	—	—	(41)
Fees for debt restructuring	(15)	(3)	—	—	(18)
Fees for services	(85)	(10)	(3)	(3)	(101)
Management fees	(23)	—	—	—	(23)
Advertising	(14)	(14)	—	—	(28)
Cost of cellular handsets	—	(12)	—	—	(12)
Commissions	(70)	(62)	—	—	(132)
Others	(254)	(175)	(4)	—	(433)

Operating income (loss) before depreciation and amortization	1,389	523	(25)	(4)	1,883
Depreciation of fixed assets	(1,558)	(416)	(6)	—	(1,980)
Amortization of intangible assets	(66)	(45)	—	—	(111)

Operating income (loss)	(235)	62	(31)	(4)	(208)
Equity gain from related companies	(15)	—	(8)	—	(23)
Depreciation of goodwill	(10)	—	—	—	(10)
Financial results, net	(4,275)	(1,000)	(27)	1	(5,301)
Other expenses, net	(101)	(58)	(17)	2	(174)

Net loss before income tax and minority interest	(4,636)	(996)	(83)	(1)	(5,716)
Income tax	1,104	186	14	—	1,304
Minority interest	—	25	—	1,984	2,009

Net loss	(3,532)	(785)	(69)	1,983	(2,403)

❑ Balance sheet information

Fixed assets, net	7,881	1,800	8	—	9,689
Intangible assets, net	177	765	4	—	946
Capital expenditures	174	63	1	—	238
Investment in intangible assets	1	28	—	—	29
Depreciation of fixed assets (a)	(1,558)	(419)	(6)	—	(1,983)
Amortization of intangible assets (b)	(73)	(50)	—	—	(123)
(a) Includes $3 in Foreign currency translation adjustments. (b) Includes $9 in Financial results, net and $3 in Foreign currency translation adjustments.

❑ Cash flow information

Cash flows provided by operating activities	1,297	370	—	5	1,672

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(260)	(154)	—	—	(414)
Decrease in investments not considered as cash and cash equivalents	112	(10)	—	—	102

Total cash flows used in investing activities	(148)	(164)	—	—	(312)

Cash flows from financing activities:
Decrease in debt, net	(4)	(20)	—	—	(24)
Payment of interest and debt-related expenses	(357)	(89)	—	—	(446)
Inter-segment transfers of cash	(85)	85	—	—	—

Total cash flows used in financing activities	(446)	(24)	—	—	(470)

Increase in cash and cash equivalents	703	182	—	5	890
Cash and cash equivalents at the beginning of year	356	71	2	15	444

Cash and cash equivalents at year end	1,059	253	2	20	1,334

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13. Segment information (continued)

For the year ended December 31, 2001

❑	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Nortel	Total
Net sales	5,131	1,822	103	—	7,056

Salaries and social security	(882)	(178)	(90)	—	(1,150)
Turnover tax	(162)	(69)	(4)	—	(235)
Materials and supplies	(286)	(37)	(26)	—	(349)
Bad debt expense	(406)	(135)	(26)	—	(567)
Interconnection costs	(214)	—	—	—	(214)
Cost of international outbound calls	(71)	—	—	—	(71)
Lease of circuits	(38)	(31)	—	—	(69)
Fees for services	(167)	(24)	(24)	(2)	(217)
Management fees	(231)	—	—	—	(231)
Advertising	(132)	(46)	(2)	—	(180)
Cost of cellular handsets	—	(113)	—	—	(113)
Commissions	(129)	(121)	—	—	(250)
Others	(377)	(327)	(11)	—	(715)

Operating income (loss) before depreciation and amortization	2,036	741	(80)	(2)	2,695
Depreciation of fixed assets	(1,292)	(394)	(4)	—	(1,690)
Amortization of intangible assets	(71)	(63)	—	—	(134)

Operating income (loss)	673	284	(84)	(2)	871
Equity gain from related companies	(6)	—	—	—	(6)
Depreciation of goodwill	(17)	(1)	—	—	(18)
Financial results, net	(361)	(146)	—	—	(507)
Other expenses, net	(99)	(22)	(9)	—	(130)

Net income (loss) before income tax	190	115	(93)	(2)	210
Income tax	(86)	(59)	33	—	(112)
Minority interest	—	—	—	(45)	(45)

Net income (loss)	104	56	(60)	(47)	53

❑ Balance sheet information

Fixed assets, net	8,772	1,828	13	—	10,613
Intangible assets, net	251	786	4	—	1,041
Capital expenditures	727	300	7	—	1,034
Investment in intangible assets	15	66	—	—	81
Depreciation of fixed assets	(1,292)	(394)	(4)	—	(1,690)
Amortization of intangible assets (b)	(78)	(67)	—	—	(145)

(a)	Includes $11 in Financial results, net.

❑	Cash flow information

	Voice, data and Internet	Wireless	Directorie publishing	Nortel	Elimination	Total
Cash flows provided by operating activities	1,995	433	4	261	(259)	2,434

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(854)	(550)	(7)	—	—	(1,411)
Decrease in investments not considered as cash and cash equivalents	(7)	—	—	—	—	(7)

Total cash flows used in investing activities	(861)	(550)	(7)	—	—	(1,418)

Cash flows from financing activities:
Repurchase of debt	40	108	4	(31)	—	121
Payment of interest and debt-related expenses	(817)	(147)	—	(2)	—	(966)
Dividends paid	(467)	—	—	(117)	467	(117)
Dividends paid to minority shareholders of Telecom Argentina	—	—	—	—	(208)	(208)
Redemption of Class “A” preferred shares	—	—	—	(151)	—	(151)
Inter-segment transfers of cash	(220)	220	—	—	—	—

Total cash flows used in financing activities	(1,464)	181	4	(301)	259	(1,321)

Increase in cash and cash equivalents	(330)	64	1	(40)	—	(305)
Cash and cash equivalents at the beginning of year	686	7	1	55	—	749

Cash and cash equivalents at year end	356	71	2	15	—	444

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Selected consolidated quarterly information (unaudited)

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income (loss)	Financial results, net	Net income (loss)
Year 2003:
March 31,	851	452	(25)	961	497
June 30,	899	490	17	58	206
September 30,	961	503	30	(490)	(279)
December 31,	1.042	536	82	(474)	(227)

	3,753	1,981	104	55	197

Year 2002:
March 31,	1,373	610	68	(5,470)	(2,041)
June 30,	921	411	(90)	(1,450)	(494)
September 30,	857	396	(123)	1,059	269
December 31,	861	466	(63)	560	(137)

	4,012	1,883	(208)	(5,301)	(2,403)

Year 2001:
March 31,	1,796	695	251	(123)	37
June 30,	1,741	683	225	(122)	11
September 30,	1,818	733	272	(122)	25
December 31,	1,701	584	123	(140)	(20)

	7,056	2,695	871	(507)	53

15. Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:

	As of December 31,
	2003	2002
ASSETS
Current Assets
Cash and banks	$1	$—
Investments	13	20

Total current assets	14	20

Non-Current Assets
Investments	639	447

Total non-current assets	639	447

TOTAL ASSETS	$653	$467

LIABILITIES
Current Liabilities
Salaries and social security payable	1	—
Taxes payable	1	2
Other liabilities	6	17

Total current liabilities	8	19

TOTAL LIABILITIES	$8	$19

SHAREHOLDERS’ EQUITY	$645	$448

TOTAL LIABILITIES, FOREIGN CURRENCY TRANSLATION ADJUSTMENTS AND SHAREHOLDERS’ EQUITY	$653	$467

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Unconsolidated information (continued)

Statements of income:

	Years ended December 31,
	2003	2002	2001
General and administrative expenses	(3)	(4)	(2)
Equity gain (loss) from related companies	192	(2,402)	55
Financial results, net	7	1	—
Other income, net	1	2	—

Net income (loss) before income tax	197	(2,403)	53
Income tax benefit, net	—	—	—

Net income (loss)	$197	$(2,403)	$53

Condensed statements of cash flows:

	Years ended December 31,
	2003	2002	2001
Cash flows provided by operating activities	$(6)	$5	$261
Cash flows from investing activities
Proceeds (payment) of debt	—	—	(31)
Payment of interest and debt-related expenses	—	—	(2)
Dividends paid	—	—	(117)
Redemption of Class “A” preferred shares	—	—	(151)

Total cash flows used in investing activities	—	—	(301)

Increase (decrease) in cash and cash equivalents	(6)	5	(40)
Cash and cash equivalents at the beginning of year	20	15	55

Cash and cash equivalents at year end	$14	$20	$15

16. Differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements are prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

I. Differences in measurement methods

Inflation accounting

As indicated in Note 3.c., in March 2003, the Argentine government issued a decree prohibiting companies from restating financial statements for the effects of inflation and instructing the CNV to issue applicable regulations to ensure that no price-level restated financial statements are accepted. In April 2003, the CNV issued a resolution discontinuing inflation accounting as of March 1, 2003. As a result, the Company’s consolidated financial statements include the effects of inflation until February 28, 2003. Comparative figures were also restated until that date. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represents a departure from Argentine GAAP.

Under US GAAP, financial statements are prepared on a historical cost basis. However, the following reconciliation does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation required by the CNV, because, as permitted by the SEC, the application of this resolution represents a comprehensive measure of the effects of price-level changes in the Argentine economy, and as such, is considered a more meaningful presentation than is historical cost-based financial reporting for both Argentine and US accounting purposes.

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Differences between Argentine GAAP and US GAAP (continued)

	Years ended December 31,
	2003	2002	2001
Reconciliation of net income (loss):
Total net income (loss) under Argentine GAAP	$197	$(2,403)	$53
US GAAP adjustments:
Redeemable preferred shares (a)	(48)	148	(48)
Translation of foreign-currency transactions as of December 31, 2001 (b)	—	3,552	(3,552)
Accounting for derivative instruments and hedging activities (c)	—	—	(*)—
Foreign currency translation (d)	(53)	64	—
Capitalization of foreign currency exchange differences (e)	196	(762)	—
Restructuring and repurchase of debt (f)	23	(43)	—
Other adjustments (g)	6	(5)	3
Tax effects on US GAAP adjustments (h)	(79)	(960)	1,244
Valuation allowance of tax credits (i)	24	908	(1,296)
Minority interest (j)	(44)	(1,258)	1,630

Net income (loss) under US GAAP	$222	$(759)	$(1,966)

(*)	The derivative financial instruments have been effective during the fiscal year 2001. Therefore, there are no charges to earnings due to the ineffectiveness of such contracts during such year.

	As of December 31,
	2003	2002	2001
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	$645	$448	$2,851
US GAAP adjustments:
Redeemable preferred shares (a)	(484)	(436)	(584)
Translation of foreign-currency transactions as of December 31, 2001 (b)	—	—	(3,552)
Accounting for derivative instruments and hedging activities (c)	—	—	(209)
Foreign currency translation (d)	38	115	—
Capitalization of foreign currency exchange differences (e)	(566)	(762)	—
Restructuring and repurchase of debt (f)	(20)	(43)	—
Other adjustments (g)	7	1	6
Tax effects on US GAAP adjustments (h)	205	284	1,317
Valuation allowance of tax credits (i)	(364)	(388)	(1,296)
Minority interest (j)	310	341	1,691

Shareholders’ equity (deficit) under US GAAP	$(229)	$(440)	$224

	Years ended December 31,
	2003	2002	2001
Description of changes in shareholders’ equity under US GAAP:
Shareholders’ (deficit) equity as of the beginning of the year	$(440)	$224	$2,301
Cash dividends	—	—	(54)
Other comprehensive (loss) income	(11)	95	(57)
Net income (loss) under US GAAP	222	(759)	(1.966)

Shareholders’ equity (deficit) as of the end of the year	$(229)	$(440)	$224

a) Preferred shares

Under Argentine GAAP, and as described in Note 4.s, redeemable preferred shares (Class “A” preferred shares for Nortel) are included under the “Shareholders’ equity” caption, considering the economical and contractual entity of these shares.

Nevertheless, under SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”), preferred shares with scheduled redemption, must be included in liabilities, unless the redemption is mandatory only at the moment of the liquidation of the company, because it is considered that its characteristics defer from common stock significantly.

Therefore, under US GAAP, the redeemable Class “A” preferred shares were considered as liabilities, with the corresponding accrued and unpaid dividends.

b) Translation of foreign-currency transactions as of December 31, 2001

The Argentine government declared exchange holidays all working days between December 21, 2001 and January 10, 2002. On January 11, 2002, when the exchange market first opened, the exchange rate was $ 1.4 to US$ 1 (buying rate) and $ 1.6 to US$ 1 (selling rate). As of December 31, 2001, under Argentine GAAP, the Telecom Group accounted for its foreign currency assets and liabilities at an exchange rate of $ 1 to US$ 1.

Under US GAAP, the Telecom Group applied the guidance set forth in the EITF D-12 “Foreign Currency Translation – Selection of the Exchange Rate When Trading is Temporarily Suspended”, that states that when exchangeability between two currencies is temporarily lacking at the balance sheet date, the first subsequent rate at which exchange could be made shall be used. Accordingly, under US GAAP, the Telecom Group accounted for its foreign currency assets and liabilities using the buying rate of $1.4 and the selling rate of $1.6 to the dollar, as appropriate.

The reconciling item reflects the timing difference for the recognition of the foreign currency exchange loss.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Differences between Argentine GAAP and US GAAP (continued)

c) Accounting for derivative instruments and hedging activities

Argentine GAAP and US GAAP provide for a similar accounting treatment applicable to derivative financial instruments, except for the following differences included in the reconciling information under US GAAP:

•	under Argentine GAAP, the changes in accounting measurement of effective cash flow hedges are reported as a separate line item “Temporary measurement differences of an effective cash flow hedges” between the liability and equity sections of the balance sheet, while US GAAP provides for their charge to OCI in Shareholders’ equity; and

•	although both standards provide for prospective application thereof as from their initial application, there are differences in their accounting effect in fiscal year 2001, as a result of a difference in the effective date of each standard.

d) Foreign currency translation

As indicated in Note 4.a., under Argentine GAAP, the financial statements of the Telecom Group’s subsidiaries are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet.

Under US GAAP, financial statements of foreign subsidiaries have been translated into Argentine pesos following the guidelines established in SFAS No. 52, “Foreign Currency Translation” (“SFAS 52”). Under SFAS 52, in the case of foreign subsidiaries whose local currency is not the functional currency, the monetary/non-monetary method of translation has been used to remeasure assets and liabilities to the functional currency prior to translation. This method involves the translation of monetary assets and liabilities at the exchange rate in effect at the end of each period, and the non-monetary assets and liabilities and equity at historical exchange rates (i.e., the exchange rates in effect when the transactions occur). Average exchange rates have been applied for the translation of the accounts that make up the results of the periods, except for those charges related to non-monetary assets and liabilities, which have been translated using historical exchange rates. Translation adjustments are included in the statement of income. Once the assets and liabilities have been remeasured to the functional currency, the current rate method of translation has been used to translate them to the reporting currency, the Argentine Peso for the Telecom Group. This method involves the translation of assets and liabilities at the exchange rate in effect at the end of each period. Average exchange rates have been applied for the translation of the accounts that make up the results of the periods. In this case, translation adjustments are recorded as a separate component of shareholders’ equity.

e) Capitalization of foreign currency exchange differences

As indicated in Note 4.c., under Argentine GAAP, foreign currency exchange differences (gains or losses) on or after January 6, 2002 through July 29, 2003, related to foreign-currency denominated debts as of such dates were allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established were fulfilled. Under US GAAP, foreign currency exchange differences cannot be capitalized, and are expensed as incurred.

f) Restructuring and repurchase of debt

As explained in Note 8, the Telecom Group gave effect to a restructuring of certain promissory notes entered into by Telecom Personal. For Argentine GAAP purposes, the restructuring of this debt was treated as an exchange of debt instruments with substantially different terms and the debt was derecognized. For the year ended December 31, 2002, a gain of $43 was recognized in non-operating income. Under Argentine GAAP, the new debt has been discounted to present value using a discount rate of 12%.

As further indicated in Note 8, in June 2003, the Telecom Group completed a cash tender offer for a portion of the Telecom Group’s debt. In connection with this offer, Telecom Personal purchased 100% of the BofA Promissory Notes and 8% of the Holders Promissory Note. Under Argentine GAAP, the Telecom Group recognized a net gain on repurchase of debt of approximately $24, which form part of the $376 included in the statement of income.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Differences between Argentine GAAP and US GAAP (continued)

For US GAAP purposes, the restructuring of the debt was accounted for in accordance with SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (“SFAS 15”) and EITF 02-04, as the creditors made certain concessions due to the financial difficulties of the Telecom Group. SFAS No. 15 requires that a comparison be made between the maximum future cash outflows associated with the Holders Promissory Notes and the BofA Promissory Notes (the “New Debt”) (including principal, stated interest and related costs), and the recorded assets and liabilities relating to the outstanding promissory notes (the “Old Debt”) as of the date of the exchange.

In the exchange of the Old Debt, the maximum future cash outflows associated with the New Debt exceeded the carrying value of the assets and liabilities of the Old Debt tendered for exchange. Accordingly, as of December 31, 2002, no gain was recorded and the value of the New Debt was initially recorded at the carrying value of the Old Debt.

Further, under US GAAP, the gain on the repurchase was calculated based on the different basis in the liability as described in the foregoing paragraphs. For the year ended December 31, 2003, the Telecom Group recorded interest expense on the New Debt at a rate of 4.9%, which was imputed by comparing the maximum cash flows associated with the New Debt and their initial carrying value.

g) Other adjustments

The Telecom Group has aggregated under this caption certain reconciling items which management believes are not significant to the Telecom Group’s financial position and results of operations. These items are described as follows:

•	Inventories

Under Argentine GAAP, inventories are stated at the lower of replacement cost or net realizable value. Under US GAAP, inventories are stated at the lower of cost or market.

•	Present-value accounting

As indicated in Note 4.f., under Argentine GAAP, certain monetary assets and liabilities are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of measurement, unless the company has the intent and ability to dispose of those assets or advance settlement of liabilities. Under US GAAP, present valuing or discounting of these assets and liabilities is precluded.

•	Equity gain (loss) on related companies

The Telecom Group held a 0.15% and 5.75% ownership interest in Intelsat and Nahuelsat as of December 31, 2003, respectively. Under Argentine GAAP, the Telecom Group has recorded these investments at the lower of cost or equity.

As of December 31, 2002, the Telecom Group wrote down its investment in Nahuelsat to zero since its original cost was considered to be permanently impaired based on available information as of that date. However, during the year ended December 31, 2003, under Argentine GAAP, the Telecom Group has written up this investment since management considered that Nahuelsat´s financial situation had improved. This write-up is included in equity gain (loss) from related companies in the statement of income.

For US GAAP purposes, the Telecom Group accounts for investments in non-marketable equity securities in accordance with Accounting Principles Board Opinion No. 18 (“APB 18”) and related interpretations. Under APB 18, investments in less than 20% of the capital stock are generally carried at cost. Under the cost method, investments are recorded and reported at original cost until they are partially or entirely disposed of or the original cost value has been impaired. As indicated above, the Telecom Group’s investment in Nahuelsat was written down to zero because its impairment was considered to be permanent, thus establishing a new cost basis for the investment. Subsequent write-ups are precluded under US GAAP.

h) Tax effects on US GAAP adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Differences between Argentine GAAP and US GAAP (continued)

i) Valuation allowance of tax credits

Under Argentine GAAP, the Telecom Group has provided a valuation allowance for a portion of its net deferred tax assets, as the future realization of the tax benefit is not considered by management to be more likely than not. Therefore, a full valuation allowance has been provided for net deferred tax assets of Telecom Argentina and Telecom Personal. Also, as indicated in Note 4.n., the Telecom Group is subject to a tax on minimum presumed income. Under Argentine GAAP, the Telecom Group considered the ultimate realization of the credit relating to the minimum presumed income tax to be more likely than not based on current projections and its legal expiration period of 10 years. As such, the Telecom Group deferred this amount as other non-current receivables in the balance sheet.

However, SFAS 109 establishes more specific and strict procedures to assess whether a valuation allowance should be established for deferred tax assets. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a deferred tax asset. Judgment must be used in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a valuation allowance is not needed.

Accordingly, under US GAAP, a full valuation allowance has been provided for the tax credits related to tax on minimum presumed income of Telecom Argentina and Telecom Personal and the tax effects on US GAAP adjustments as described in g) above.

j) Minority interest

The adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

k) Accounting for stock transferred by the Argentine government to employees

Under Argentine GAAP, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a Company’s employees. The accounting for such situations under US GAAP is governed by APB Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”).

The Argentine Government agreed to establish a Share Ownership Plan, principally for the benefit of the former employees of ENTel transferred to Telecom Argentina. Under the terms of the plan, employees eligible to participate acquired the shares of Telecom Argentina previously held by the Government for an amount significantly less than the then market value of the shares as of the Transfer Date. This discount arises because the eligible employees were only required to pay cash for the shares in an amount equivalent to the cash portion of the proceeds received by the Argentine Government from Nortel. The purchase price formula was originally established during the privatization.

Had Telecom Argentina been required by SEC regulations to include a reconciliation between Argentine GAAP and US GAAP for the fiscal year 1991, it would have included as a reconciling item a charge amounting to $465 in the statement of income. However, this charge represented a reclassification between equity accounts, and consequently, it had no impact on shareholders´ equity or cash flows determined under US GAAP. The charge was calculated based upon the difference between the estimated total price per share paid by Nortel as of the Transfer Date and the purchase price to be paid by eligible employees.

l) Indefinite-life intangibles impairment testing

As indicated in Note 4.k., the Telecom Group identified the PCS license as an indefinite life intangible. Under Argentine GAAP, indefinite life intangibles are not amortized but tested annually for impairment. The carrying value of these intangibles is considered impaired by the Telecom Group when the expected cash flows, undiscounted and without interest, from such assets are separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. The Telecom Group concluded that an impairment loss was not necessary.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Differences between Argentine GAAP and US GAAP (continued)

Under US GAAP, the Telecom Group adopted SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), on January 1, 2002. Telecom determined that its license met the definition of indefinite-lived intangible assets under SFAS 142. Therefore, upon adoption of SFAS 142 Telecom ceased amortizing its license cost, and tested it annually for impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. This valuation determined that the carrying amount of the license did not exceed the fair value of the assets. As a result, no impairment has been recognized for US GAAP purposes.

m) Goodwill

Under Argentine GAAP, the Telecom Group continued to amortize goodwill until it was fully amortized during the year ended December 31, 2002. In prior periods, goodwill represented the excess of purchase price over the fair market value of a business acquired. For the year ended December 31, 2002, the amortization charge was $10.

Under US GAAP, Telecom adopted the provisions of SFAS 142 on January 1, 2002. Under the provisions of SFAS 142, goodwill is not amortized, but tested for impairment annually, or whenever there is an impairment indicator. As required by SFAS 142, Telecom ceased amortization and performed a transitional goodwill impairment assessment at the reporting unit level to determine whether there was an indication that goodwill was impaired at the date of adoption. As a result of the test, the Telecom Group determined that the carrying value of goodwill was not supported by estimated future cash flows, and accordingly, recorded an impairment charge of $10, which represented the full amount of unamortized goodwill at the time of the test.

As such, the carrying value of goodwill is zero for both Argentine GAAP and US GAAP purposes and therefore no reconciling item is presented.

II. Additional disclosure requirements

a) Disclosure of lease information

Under US GAAP, additional disclosures are required as per SFAS 13 “Accounting for Leases”, and subsequent pronouncements, as follows:

Operating leases

In the normal course of business, the Telecom Group leases cell sites, switch sites, satellite capacity and circuits under various noncancelable operating leases that expire on various dates through 2013. Rent expense is recognized ratably over the lease term. Future minimum lease payments as of December 31, 2003, are as follows:

Year ending December 31, 2004	41
Year ending December 31, 2005	14
Year ending December 31, 2006	9
Year ending December 31, 2007	7
Thereafter	9

Total	$80

Rental expense for the years ended December 31, 2003, 2002 and 2001 is included in Note 17.h.

Capital leases

As indicated in Note 4.j., the Telecom Group has no capital leases as of December 31, 2003, as a consequence of the expiration during the fiscal year 2003 of the computer equipment leasing contracts.

Depreciation expense related to fixed assets under capital leases was $42, $45 and $44 for the years ended December 31, 2003, 2002 and 2001, respectively. Such amounts are included in the amounts disclosed in Note 17.a.

Interest (expense) gain related to capital leases was approximately $nil, $3 and $3 for the years ended December 31, 2003, 2002 and 2001, respectively.

b) Disclosures about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Differences between Argentine GAAP and US GAAP (continued)

Under US GAAP, SFAS No. 105 requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. SFAS No. 119 requires reporting entities to disclose certain information for derivative financial instruments. SFAS No. 133, supersedes SFAS No. 105 and SFAS No. 119 and amends SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 3.g. for details of concentration of credit risk.

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Telecom Group’s fair values should not be compared to those of other companies.

Under the Statement, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not represent the underlying value of the Telecom Group. For certain assets and liabilities, the information required under the Statement is supplemental with additional information relevant to an understanding of the fair value.

The methods and assumptions used to estimate the fair values of each class of financial instruments as of December 31, 2003 and December 31, 2002 are as follows:

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting of time deposits and mutual funds, to be cash and cash equivalents. The carrying amount reported in the balance sheet approximates fair value.

Government securities

The fair value of government securities is based on quoted market prices for those or similar investments.

	As of December 31,
	2003		2002
	Carrying amount	Fair value	Carrying amount	Fair value
Government securities	111	85	234	175

Accounts receivable, net

Carrying amounts are considered to approximate fair value. All amounts that are assumed to be uncollectible within a reasonable time are written off and/or reserved.

Accounts payable

The carrying amount of accounts and notes payable reported in the balance sheet approximates its fair value.

Debt

The fair value of the Telecom Group’s debt as of December 31, 2003 is estimated based on quoted market prices for the same or similar issues. The fair value of such debt was $7,645 and the related carrying amount was $10,082.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Differences between Argentine GAAP and US GAAP (continued)

Other receivables and other liabilities

The carrying amount of other receivables and other liabilities reported in the balance sheet approximates fair value due to their short-term nature.

c) Benefit under Collective Bargaining Agreement

As described in Note 4.o., retirement benefits consist of the payment of a single lump sum at retirement equal to one salary for each five years of service due to normal retirement, death or disability. Those employees who voluntary resign (for any reason) or retire for other reasons are ineligible. The Telecom Group accounts for such benefits under SFAS 87.

The following tables summarize benefit costs for the years ended December 31, 2003, 2002 and 2001, as well as the benefit obligations associated with postretirement benefit plans as of December 31, 2003 and 2002:

	As of December 31,
	2003	2002
Accumulated benefit obligation	$5	$2
Effect of future compensation increases	3	4

Projected benefit obligation	$8	$6

	Years ended December 31,
	2003	2002	2001
Service cost	$1	$—	$1
Interest cost	1	1	1
Settlement loss (gain) and other	—	(2)	(2)

Total benefit cost (gain)	$2	$(1)	$—

The actuarial assumptions used are based on market interest rates, past experience and management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are as follows:

	2003	2002	2001
Discount rate (1)	10%	10%	8%
Projected increase rate in compensation	2-10%	6-27%	0%

(1)	Represents estimates of real rate of interest rather than nominal rate.

d) Risks and uncertainties

The Telecom Group’s customers are mostly concentrated in Argentina. Social, political and economic conditions in Argentina are volatile and may impair the Telecom Group’s operations. This volatility could make it difficult for the Telecom Group to develop its business, generate revenues or achieve or sustain profitability. Historically, volatility has been caused by: currency devaluation, significant governmental influence over many aspects of local economies, political and economic instability, unexpected changes in regulatory requirements, social unrest or violence, slow or negative economic growth, imposition of trade barriers, and wage and price controls. Most or all of these factors occurred at various times in the past few years and still occur today in the Telecom Group’s core target market in Argentina. The Telecom Group has no control over these matters.

The Telecom Group’s future results of operations and financial condition could be impacted by the following factors, among others:

•	the ability to finance and manage expected growth;

•	customer churn-rates;

•	impact of competitive services, products and pricing;

•	dependence on key personnel;

•	legal proceedings;

•	ability to successfully restructure its debt (see Note 12 for details); and

•	government regulation.

e) Balance sheet classification differences

Deferred income taxes

Under Argentine GAAP, the net deferred tax asset has been classified as a non-current other receivable.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Differences between Argentine GAAP and US GAAP (continued)

Under US GAAP, the Company applies the principles of SFAS 109. Pursuant to SFAS 109, the classification of the deferred tax for a temporary difference is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For temporary differences not related to an asset or liability for financial reporting or for loss carryforwards, the deferred tax should be classified according to the expected reversal date of the temporary difference or carryforward.

As of December 31, 2003 the net current deferred tax asset is $90 and the net non-current deferred tax liability is $70 under US GAAP.

Restricted cash

Under Argentine GAAP, as described in Note 11.c. and 12, the Telecom Group has classified restricted cash amounting to $11.2 as other receivables. Under US GAAP, restricted cash may be shown as a separate line item on the face of the balance sheet or classified as cash or investments, as appropriate, but identified in the notes to the financial statements. Restricted cash at December 31, 2003 represented cash in escrow related to certain judicial proceedings.

Revenue recognition

As indicated in Note 4.b., under Argentine GAAP, installation fees are recognized at the time of installation or activation. Associated direct expenses are expensed as incurred. These costs exceed installation revenues for all periods presented.

For US GAAP purposes, non-refundable installation fees are deferred and recognized over the estimated customer relationship period. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to the amount of deferred revenues. Since installation costs exceed installation revenues for all periods presented and considering that this excess is recognized immediately, there is no measurement difference between Argentine GAAP and US GAAP in this regard. However, the amount of assets and liabilities under US GAAP would differ as a result of the deferral of revenues and related costs. Additionally, this effect for US GAAP purposes of recording the related deferred asset and liability is not significant for the periods presented.

Held-to-maturity investments

Under Argentine GAAP, the Telecom Group reclassified certain held-to-maturity investments as current assets. Under US GAAP, these investments are classified as non-current assets.

f) Income statement classification differences

The following table reconciles the operating income (loss) as shown in the statement of income under Argentine GAAP to the operating income (loss) that would be reported under US GAAP, which contemplate classification differences under US GAAP:

	Years ended December 31,
	2003	2002	2001
Operating income (loss) under Argentine GAAP	$104	$(208)	$871
Foreign currency translation	(5)	(12)	—
Capitalization of foreign currency exchange differences	121	135	—
Goodwill	—	(10)	—
Other expenses, net as operating loss under US GAAP	(167)	(174)	(130)
Other	(2)	—	—

Operating income (loss) under US GAAP	$51	$(269)	$741

g) Earnings per share

Under Argentine GAAP, the Company computes net income (loss) per common share by dividing the net income (loss) for the period by the number of weighted common shares outstanding.

Under US GAAP, basic and diluted net income (loss) per share are presented in conformity with SFAS No. 128 “Earnings per Share” for all periods presented.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Differences between Argentine GAAP and US GAAP (continued)

Basic net income (loss) per share is computed by dividing the net income (loss) available to common shareholders for the period by the weighted average shares of common stock outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts as described in SFAS No. 128.

The following tables set forth the computation of basic and diluted net income (loss) per share for the years indicated:

	Years ended December 31,
	2003	2002	2001
Numerator:
Net income (loss) under US GAAP	$222	$(759)	$(1,966)
Denominator:
Number of shares outstanding	53,304,000	53,304,000	53,304,000
Basic and diluted net income (loss) per common share	$21.26	$(72.69)	$(188.28)

h) Statements of cash flows

The statements of cash flows presented in the primary financial statements are prepared using Argentine GAAP numbers. As further described in Note 3.g, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As a result, no differences exist between cash flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared using US GAAP numbers. However, as discussed further below, certain differences of disclosure do exist between cash flows reported in the primary financial statements and the cash flows that would be prepared under SFAS No. 95 “Statement of Cash Flows”.

Under US GAAP, the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets, as of those dates. A table reconciling the balances included as cash and banks in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows is included in Note 6 to the financial statements.

Under Argentine GAAP, cash outflows for the repayment of seller financing for the acquisition of productive assets were reported as investing activities. Under US GAAP, these transactions would be classified as cash flows from financing activities. Also, under Argentine GAAP, payments to creditors for interest were reported as financing activities whereas these transactions would be classified as cash flows from operating activities for US GAAP purposes.

In addition, under Argentine GAAP the effects of inflation and exchange rate changes on cash and cash equivalents were not disclosed by presenting a fourth cash flow statement category as required by US GAAP. Note 6 includes a table that presents such disclosures.

i) Severance indemnities

Under Argentine law and labor agreements, the Telecom Group is required to make minimum severance payments to its employees dismissed without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under US GAAP, the Telecom Group follows the guidelines established by SFAS No. 112, “Employers’ Accounting for Post-employment Benefits”, and SFAS No. 43, “Accounting for Compensated Absences”, which requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Telecom Group expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Telecom Group has not recorded such liability.

j) Investments in debt securities

Under US GAAP, in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, the Telecom Group has classified its investments in government bonds as held-to-maturity securities. Note 17.c to the Argentine GAAP financial statements presents the additional disclosure requirements in accordance with SFAS 115.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Differences between Argentine GAAP and US GAAP (continued)

k) Other comprehensive income

Under US GAAP, the Company adopted SFAS No. 130 (“SFAS 130”), “Reporting Comprehensive Income”. SFAS 130 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accumulated other comprehensive income is presented below, net of income tax benefit/expense:

	Years ended December 31,
	2003	2002	2001
Net income (loss) under US GAAP	$222	$(759)	$(1,966)
Other comprehensive income:
Derivative financial instruments
- Change on derivative financial instruments	—	(139)	(305)
- Reclassification into earnings	—	348	145
Foreign currency translation	(19)	38	—
Tax benefit (expense)	—	(73)	55
Minority interest	8	(79)	48

Comprehensive income (loss)	$211	$(664)	$(2,023)

	As of December 31,
	2003	2002	2001
Accumulated other comprehensive income (a)	$10	$20	$(74)

(a)	Accumulated other comprehensive income as of December 31, 2003 represents charges related to foreign currency translation adjustments.

l) Valuation and qualifying accounts

Under Rule 12-09 of Regulation S-X of the SEC, the Company is required to file Schedule II “Valuation and qualifying accounts”. This schedule is designed to present an analysis of valuation reserves, such as the allowance for doubtful accounts. Note 17.e to the Argentine GAAP financial statements presents the reserves activity of the Company for the periods presented. The Company considers this information is similar in format and content to that required by the SEC.

m) Disclosure of guarantees

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that upon issuance of a guarantee, a guarantor must disclose and recognize a liability for the fair value of an obligation assumed under a guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements for interim or annual periods that end after December 15, 2002.

The guarantees issued by the Telecom Group as of December 31, 2003, are as follows:

In connection with Telecom Personal’s licenses to render PCS services, Telecom Argentina has granted sureties on promissory notes issued by Telecom Personal to the order of the Department of Communications:

•	for US$22.5 million (with a maturity date of May 7, 2002) as a performance guarantee in accordance with the list of conditions for the PCS service in Areas I and III;

•	together with Telefónica de Argentina S.A., on a promissory note issued by Miniphone S.A. for $15 million (with a maturity date of October 27, 2000) as a performance guarantee in accordance with the list of conditions for the PCS service in Area II; and

•	together with Telefónica de Argentina S.A. on a promissory note issued jointly by Telefónica Comunicaciones Personales S.A. and Telecom Personal S.A. for $30 million (with a maturity date of November 7, 2000), for the PCS service in the Area II.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Differences between Argentine GAAP and US GAAP (continued)

Telecom Personal has submitted a report to the regulatory agency responsible for PCS service regulation stating that it has complied with its obligations under the licenses and notes, requesting the release of these promissory notes. Telecom Personal currently expects that once this regulatory agency has reviewed its report, the performance guarantees issued to ensure Telecom Personal’s compliance will be released. However, Telecom Personal cannot provide any assurance of this release as the Department of Communications has denied similar requests in the past.

n) Recently issued accounting pronouncements

In May 2003, SFAS 150, which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer’s equity shares or variations inversely related to changes in the fair value of the issuer’s equity shares. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Telecom Group has adopted the provisions of SFAS 150, which did not have an impact on the Telecom Group’s financial position or results of operations. The classification and measurement provisions in paragraphs 9, 10 and 22 of SFAS 150 are deferred for an indefinite period for certain mandatorily redeemable non-controlling interests with finite lived subsidiaries. The Company will continue to evaluate the impact of SFAS 150, if any, and any further clarifications that may result from SFAS 150.

The Telecom Group currently applies the provisions of Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”, to account for revenue arrangements with multiple deliverables. These arrangements include transactions such as the sale of wireless service with an accompanying handset. In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”, which affects revenue arrangements entered into by the Telecom Group after January 1, 2004. Issue No. 00-21 requires that revenue arrangements with multiple deliverables be divided into separate units of accounting if the deliverables in the arrangement meet specific criteria and generally requires that arrangement consideration be allocated among the separate units of accounting based on their relative fair values. Revenue recognition is then considered separately for each unit of accounting. The Telecom Group is currently assessing the impact of this issue on its financial statements.

17. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a. Fixed assets, net

b. Intangible assets, net

c. Securities and equity investments

d. Current investments

e. Allowances and provisions

f. Cost of services

g. Foreign currency assets and liabilities

h. Expenses

i. Aging of assets and liabilities

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

17. Other financial statement information (continued)

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions	Capitalization and/or reversal of foreign currency exchange differences	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the year
Land	120	—	—	—	(1)	—	119
Building	1,671	4	(1)	—	5	(5)	1,674
Transmission equipment	5,068	10	(34)	11	59	(2)	5,112
Switching equipment	3,847	2	(21)	4	19	(4)	3,847
Power equipment	529	1	—	3	4	(1)	536
External wiring	5,955	—	(17)	—	5	—	5,943
Telephony equipment, instruments and systems for improvement in services	855	1	(1)	7	4	(2)	864
Cellular handsets given to customers at no charge	325	3	—	5	—	(1)	332
Vehicles	111	1	—	—	—	(3)	109
Furniture	107	—	—	—	—	—	107
Installations	503	5	—	1	2	—	511
Computer equipment	2,472	19	(2)	5	17	—	2,511
Work in progress	116	73	—	1	(124)	(3)	63
Materials	55	63	—	1	10	(39)	90

Total as of December 31, 2003	21,734	182	(a) (76)	38	—	(60)	21,818

Total as of December 31, 2002	20,717	238	897	23	—	(141)	21,734

	Depreciation					Net carrying value as of December 31, 2003	Net carrying value as of December 31, 2002
Principal account	Accumulated as of the beginning of the year	Annual rate (%)	Amount	Decreases and transfers	Accumulated as of the end of the year
Land	—	—	—	—	—	119	120
Building	(609)	4 – 9	(76)	1	(684)	990	1,062
Transmission equipment	(2,665)	10 – 11	(503)	4	(3,164)	1,948	2,403
Switching equipment	(2,315)	10	(373)	2	(2,686)	1,161	1,532
Power equipment	(268)	10 – 20	(52)	—	(320)	216	261
External wiring	(3,252)	7	(323)	2	(3,573)	2,370	2,703
Telephony equipment, instruments and systems for improvement in services	(615)	13 – 18	(68)	—	(683)	181	240
Cellular handsets given to customers at no charge	(316)	50	(12)	—	(328)	4	9
Vehicles	(90)	20 – 40	(12)	3	(99)	10	21
Furniture	(69)	10 – 20	(7)	—	(76)	31	38
Installations	(314)	9 – 33	(44)	—	(358)	153	189
Computer equipment	(1,532)	18 – 33	(314)	—	(1,846)	665	940
Work in progress	—	—	—	—	—	63	116
Materials	—	—	—	—	—	90	55

Total as of December 31, 2003	(12,045)		(c) (1,784)	(b) 12	(13,817)	(e) 8,001	9,689

Total as of December 31, 2002	(10,104)		(d) (1,983)	42	(12,045)	9,689

(a)	Includes (24) corresponding to the reversal of gross capitalized foreign currency exchange differences upon repurchase of debt. This amount less related depreciation of $3 forms part of the gain on repurchase of debt (see Note 5.o.).
(b)	Includes 3 corresponding to depreciation related to the reversal of foreign currency exchange differences as explained in (a) above.
(c)	Includes (121) corresponding to the depreciation of capitalized foreign currency exchange differences and (16) corresponding to foreign currency translation adjustments.
(d)	Includes (135) corresponding to the depreciation of capitalized foreign currency exchange differences and (3) corresponding to foreign currency translation adjustments.
(e)	Includes 4 corresponding to the net carrying value of the capitalized cost of asset retirement obligations.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

17. Other financial statement information (continued)

(b) Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	Decreases	As of the end of the year
Software obtained or developed for internal use	423	4	3	—	430
Debt issue costs	79	—	1	—	80
PCS license	662	—	—	—	662
Band B license (Paraguay)	101	—	16	—	117
Rights of use	45	—	—	—	45
Exclusivity agreements	98	—	—	—	98
Website development costs	2	—	—	—	2
Trademarks	8	—	—	—	8

Total as of December 31, 2003	1,418	4	20	—	1,442

Total as of December 31, 2002	1,390	29	1	(2)	1,418

	Amortization				Net carrying value as of December 31, 2003	Net carrying value as of December 31, 2002
Principal account	Accumulated as of the beginning of the year	Amount		Accumulated as of the end of the year
Software obtained or developed for internal use	(215)	(a)	(86)	(301)	129	208
Debt issue costs	(65)	(b)	(7)	(72)	8	14
PCS license	(71)		—	(71)	591	591
Band B license (Paraguay)	(50)	(c)	(21)	(71)	46	51
Rights of use	(17)	(d)	(3)	(20)	25	28
Exclusivity agreements	(48)	(e)	(8)	(56)	42	50
Website development costs	(2)		—	(2)	—	—
Trademarks	(4)		—	(4)	4	4

Total as of December 31, 2003	(472)		(125)	(597)	845	946

Total as of December 31, 2002	(349)	(f)	(123)	(472)	946

a)	An amount of $28 is included in cost of services, $1 in general and administrative expenses and $54 in selling expenses. Also includes $3 corresponding to foreign currency translation adjustments which have been excluded from the income statement.
b)	An amount of $6 is included in financial results, net under interest expense and $1 corresponds to foreign currency translation adjustments which have been excluded from the income statement.
c)	An amount of $14 is included in cost of services and $1 in general and administrative expenses. Also includes $6 corresponding to foreign currency translation adjustments which have been excluded from the income statement.
d)	Included in general and administrative expenses.
e)	Included in selling expenses.
f)	An amount of $39 is included in cost of services; $9 in general and administrative expenses; $63 in selling expenses and $9 in financial results, net. Also includes $3 corresponding to foreign currency translation adjustments which have been excluded from the income statement.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

17. Other financial statement information (continued)

(c) Securities and equity investments

Issuer and characteristic of the securities	Type	Nominal value (c)		Number of shares	Net realizable value	Cost value as of December 31, 2003	Book value as of December 31, 2003	Book value as of December 31, 2002
CURRENT INVESTMENTS
Government bonds
“Soberano” Bond			Euro 1	17,714,370	69	62	69	—
Argentina 2004 Bond (a)		US$	1	—	—	—	—	65
Secured 2018 Bond			$1	8,396,159	7	9	7	—
Argentina government bonds		US$	1	—	—	—	—	58
Argentina government bonds			$1	—	—	—	—	63

Total current investments					76	71	76	186

NON- CURRENT INVESTMENTS
Government bonds
Argentina 2004 Bond (a)		US$	1	12,000,000	9	30	35	40
Argentina government bonds			$1	—	—	—	—	8

Total government bonds					9	30	35	48

Equity investments
Intelsat Ltd.	Ordinary	US$	3	260,432		8	8	11
Nahuelsat (b)	Ordinary		$1,000	5,750		13	2	—

Total equity investments						21	10	11

Total non-current investments						51	45	59

(a)	See Note 4.g for details.
(b)	As of December 31, 2002, Telecom wrote down this investment to zero since its original cost was considered to be permanently impaired based on available information as of that date. However, as of December 31, 2003, under Argentine GAAP, Telecom has written up this investment since management determinated that Nahuelsat’s financial situation had improved. This write-up is included in other expenses, net in the statement of income.
(c)	Per share data.

(d) Current investments

	Cost as of December 31, 2003	Book value as of
		December 31, 2003	December 31, 2002
CURRENT INVESTMENTS

Time deposits
In foreign currency	$1,678	$1,678	$659
In Argentine pesos	508	508	518
Mutual funds
In Argentine pesos	192	192	19

Total current investments	$2,378	$2,378	$1,196

NON CURRENT INVESTMENTS
Financial trust “2003 Telecommunications fund”	2	2	—

Total non current investments	$2	$2	$—

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

17. Other financial statement information (continued)

(e) Allowances and provisions

Items	Opening balances	Additions	Reclassifications	Deductions	As of December 31, 2003
Deducted from current assets
Allowance for doubtful accounts receivables	298	11	—	(197)	112
Allowance for obsolescence	6	—	—	(4)	2

Deducted from non-current assets
Valuation allowance of net deferred tax assets	583	13	—	(139)	457
Allowance for doubtful accounts	4	1	—	—	5

Total deducted from assets	891	(a) 25	—	(c) (340)	576

Included under current liabilities
Provision for commissions	—	1	—	—	1
Provision for contingencies	9	—	19	(14)	14

Included under non-current liabilities
Provision for contingencies	142	90	(19)	(3)	210

Total included under liabilities	151	(b) 91	—	(d) (17)	225

Items	Opening balances	Additions	Reclassifications	Deductions	As of December 31, 2002
Deducted from current assets
Allowance for doubtful accounts receivables	517	189	—	(408)	298
Allowance for obsolescence	4	4	—	(2)	6

Deducted from non-current assets
Valuation allowance of net deferred tax assets	37	565	—	(19)	583
Allowance for doubtful accounts	—	4	—	—	4

Total deducted from assets	558	(e) 762	—	(g) (429)	891

Included under current liabilities
Provision for contingencies	15	—	9	(15)	9

Included under non-current liabilities
Provision for contingencies	131	101	(9)	(81)	142

Total included under liabilities	146	(f) 101	—	(h) (96)	151

(a)	An amount of $11 is included in selling expenses, $1 in other expenses, net and $13 in income tax.
(b)	Includes $90 in other expenses, net and $1 in selling expenses.
(c)	Includes $7 corresponding to results on exposure to inflation.
(d)	Includes $1 corresponding to results on exposure to inflation.
(e)	An amount of $189 is included in selling expenses; $565 in income tax and $8 in other expenses, net.
(f)	Included in other expenses, net.
(g)	Includes $344 corresponding to results on exposure to inflation.
(h)	Includes $88 corresponding to results on exposure to inflation.

(f) Cost of services

Years ended December 31,	2003	2002	2001
Inventory balance at the beginning of the year	$18	$52	$190
Plus:
Purchases	38	3	37
Financial results, net	(6)	(3)	—
Cellular handsets given to customers at no charge (a)	(3)	(10)	(33)
Retirements not included in cost of cellular handsets	(9)	(12)	(29)
Cost of services (Note 17.h)	2,618	2,881	3,544
Less:
Inventory balance at the end of the year	(16)	(18)	(52)

COST OF SERVICES	$2,640	$2,893	$3,657

(a)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

17.	Other financial statement information (continued)

(g) Foreign currency assets and liabilities

	As of December 31, 2003				As of December 31, 2002
Items	Amount of foreign currency		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Bank accounts	US$	1	2.930	$4	$—
	G	1,529	0.0005	2	3
Investments
Time deposits	US$	306	2.930	898	363
	EURO	211	3.684	776	296
	G	8,345	0.0005	4	—
Government bonds	US$	—	—	—	123
	EURO	19	3.684	69	—
Accounts receivable
	US$	19	2.930	55	46
	SDR	1	4.354	2	—
	GF	—	—	—	2
	G	134,907	0.0005	66	60
Other receivables
Tax credits	US$	14	2.930	42	—
	G	2,270	0.0005	1	—
Prepaid expenses	G	1,485	0.0005	1	—
Others	US$	—	—	—	7
	G	6,454	0.0005	2	2
Non-current assets
Investments
Government bonds	US$	12	2.930	35	40

Total assets				$1,957	$942

Current liabilities
Accounts payable
Suppliers	US$	22	2.930	$65	$47
	G	34,977	0.0005	17	16
	SDR	2	4.354	9	26
	EURO	2	3.684	9	2
Advances from customers	G	6,293	0.0005	3	1
Related parties	US$	—	—	—	3
Debt
Notes – Principal	US$	216	2.930	634	768
	EURO	1,161	3.684	4,278	4,639
Banks loans and others – Principal	US$	445	2.930	1,305	1,732
		¥6,506	0.027	178	187
Fixed assets financing – Principal	US$	583	2.930	1,707	2,050
	EURO	39	3.684	143	139
		¥11,656	0.027	319	333
Inventory financing – Principal	US$	142	2.930	417	511
Accrued interest	US$	92	2.930	271	184
	EURO	122	3.684	448	357
		¥585	0.027	16	9
Penalty interest	US$	26	2.930	76	27
	EURO	7	3.684	24	6
		¥143	0.027	4	1
Salaries and social security payable
Vacation, bonuses and social security payable	G	1,914	0.0005	1	—
Taxes payable
VAT	G	1,389	0.0005	1	—
Other liabilities
Declared and available dividends payable	US$	—	—	—	3
Declared and available Redemption of Class “A” Preferred shares payable	US$	—	—	—	13
Others	US$	—	—	—	4
Non-current liabilities
Debt
Banks loans and others – Principal	US$	29	2.930	86	142
Accrued interest	US$	—	—	—	3

Total Liabilities				$10,011	$11,203

(1)	US$ = United States dollars; SDR = Special drawing rights; GF = Golden franc; G= Guaraníes; ¥ = Yen.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

17.	Other financial statement information (continued)

(h) Expenses

	Expenses			Year ended December 31, 2003
	Cost of services	General and administrative	Selling
Salaries and social security	$262	91	154	$507
Depreciation of fixed assets	1,501	49	218	1,768
Amortization of intangible assets	42	5	62	109
Taxes	56	2	25	83
Turnover tax	137	—	—	137
Taxes on bank debits and credits	36	—	—	36
Materials and supplies	116	8	40	164
Transportation and freight	6	3	19	28
Energy, water and others	26	5	7	38
Bad debt expense	—	—	11	11
Interconnection costs	136	—	—	136
Cost of international outbound calls	76	—	—	76
Lease of circuits	38	—	—	38
Rental expense	32	5	9	46
Fees for debt restructuring	—	16	—	16
Fees for services	22	20	40	82
Management fees	—	1	1	2
Advertising	—	—	44	44
Commissions	—	13	147	160
Others	132	7	7	146

Total	$2,618	$225	$784	$3,627

	Expenses			Year ended December 31, 2002
	Cost of services	General and administrative	Selling
Salaries and social security	$278	$102	$208	$588
Depreciation of fixed assets	1,614	70	296	1,980
Amortization of intangible assets	39	9	63	111
Taxes	84	2	12	98
Turnover tax	132	—	—	132
Taxes on bank debits and credits	46	—	—	46
Materials and supplies	156	5	27	188
Transportation and freight	19	6	14	39
Energy, water and others	29	6	9	44
Bad debt expense	—	—	189	189
Interconnection costs	141	—	—	141
Cost of international outbound calls	103	—	—	103
Lease of circuits	41	—	—	41
Rental expense	44	12	26	82
Fees for debt restructuring	—	18	—	18
Fees for services	32	27	42	101
Management fees	21	2	—	23
Advertising	—	—	28	28
Commissions	21	6	105	132
Others	81	20	23	124

Total	$2,881	$285	$1,042	$4,208

	Expenses			Year ended December 31, 2001
	Cost of services	General and administrative	Selling
Salaries and social security	$556	$220	$374	$1,150
Depreciation of fixed assets	1,276	71	343	1,690
Amortization of intangible assets	55	6	73	134
Taxes	156	7	26	189
Turnover tax	235	—	—	235
Taxes on bank debits and credits	33	—	—	33
Materials and supplies	288	26	35	349
Transportation and freight	33	26	37	96
Energy, water and others	55	9	22	86
Bad debt expense	—	—	567	567
Interconnection costs	214	—	—	214
Cost of international outbound calls	71	—	—	71
Lease of circuits	69	—	—	69
Rental expense	75	22	22	119
Fees for services	82	82	53	217
Management fees	211	20	—	231
Advertising	—	—	180	180
Commissions	21	4	225	250
Others	114	50	28	192

Total	$3,544	$543	$1.985	$6,072

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

17.	Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable	Other receivables	Accounts payable	Debt	Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	157	—	—	(a) 5,676	—	—	—

Not due
Payable on demand	—	—	—	—	(a) 4,315	—	—	—
First quarter 2004	2,454	410	77	451	—	51	91	29
Second quarter 2004	—	9	15	—	2	11	59	2
Third quarter 2004	—	4	14	—	—	7	2	—
Fourth quarter 2004	—	1	44	—	3	9	—	—
Jan. 2005 thru Dec. 2005	36	—	30	—	3	12	—	1
Jan. 2006 thru Dec. 2006	—	—	6	—	4	9	—	2
Jan. 2007 thru Dec. 2007	—	—	2	—	3	4	—	2
Jan. 2008 thru Dec. 2008	—	—	2	—	64	2	—	2
Jan. 2009 thru Dec. 2009	—	—	60	—	12	1	—	2
Jan. 2010 and thereafter	1	—	93	—	—	2	—	30

Total not due	2,491	424	343	451	4,406	108	152	70

Total as of December 31, 2003	2,491	581	343	(b) 451	10,082	108	152	70

Balances with indexation clauses	—	—	—	5	—	—	—	—
Balances bearing interest	2,489	152	6	3	9,978	—	—	—
Balances not bearing interest	2	429	337	443	104	108	152	70

Total	2,491	581	343	451	10,082	108	152	70

Average annual interest rate (%)	2.18	(c)	—	41.22	(d)	—	—	—

(a)	See Note 12. Includes 119 corresponding to Núcleo.
(b)	There are payables in kind that amounted to 1.
(c)	100 bear 50% over the Banco Nación Argentina notes payable discount rate, and 52 bear 20.82%.
(d)	See note 8.

Date due	Investments	Accounts receivable	Other receivables	Accounts payable	Debt	Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	194	—	—	(e) 3,689	—	—	—

Not due
Payable on demand	—	—	—	—	7,446	—	—	—
First quarter 2003	1,382	410	37	391	—	36	71	41
Second quarter 2003	—	4	5	1	—	11	49	1
Third quarter 2003	—	1	8	2	—	7	—	—
Fourth quarter 2003	—	—	14	—	—	7	—	—
Jan. 2004 thru Dec. 2004	40	1	53	—	30	11	—	1
Jan. 2005 thru Dec. 2005	—	—	2	—	21	8	—	3
Jan. 2006 thru Dec. 2006	6	—	1	—	18	7	—	3
Jan. 2007 thru Dec. 2007	—	—	1	—	15	2	—	2
Jan. 2008 thru Dec. 2008	—	—	1	—	61	1	—	2
Jan. 2009 and thereafter	2	—	85	—	—	—	—	18

Total not due	1,430	416	207	394	7,591	90	120	71

Total as of December 31, 2002	1,430	610	207	(b) 394	11,280	90	120	71

Balances with indexation clauses	—	—	31	17	—	—	—	—
Balances bearing interest	1,430	209	—	2	11,246	—	—	—
Balances not bearing interest	—	401	176	375	34	90	120	71

Total	1,430	610	207	394	11,280	90	120	71

Average annual interest rate (%)	6.91	(f)	—	9.43	—	—	—	—

(e)	Includes 113 corresponding to Núcleo.
(f)	154 bear 50% over Banco Nación Argentina notes payable discount rate and 55 bear 9.02%.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

18. Subsequent events

As a result of the change in the controlling group and the termination of the Management Agreement relationship with respect to FCR as joint operator of Telecom Argentina, the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, approved the change of the legal name of Telecom Argentina to Telecom Argentina S.A. Accordingly, Telecom Argentina amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications. As of the date of these financial statements, the amendment of the by-laws and change of legal name is pending approval from the CNV. Once the approval is obtained, these transactions will be recorded in the Public Registry of Commerce.

Alberto Messano
President

Report of Independent Accountants

To the Board of Directors and Shareholders of

Nortel Inversora S.A.

1. We have audited the accompanying consolidated balance sheet of Nortel Inversora S.A. (“Nortel” or “the Company”) and its consolidated subsidiaries as of December 31, 2003 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These financial statements and those mentioned in paragraph 3. of this report are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with standards established by the Argentine Federation of Professional Councils in Economic Sciences. An audit requires that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a selective test basis, the evidence supporting the information contained in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as assessing the presentation of the financial statements taken as a whole. We believe that our audit provides a reasonable basis for our opinion.

3. In connection with the consolidated balance sheet of Nortel as of December 31, 2002 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years ended December 31, 2002 and 2001, presented for comparative purposes, we report that Henry Martin, Lisdero y Asociados (one of the predecessor firms of Pistrelli, Henry Martin y Asociados S.R.L.), in its capacity as member firm of Ernst & Young (“HML”), issued an audit report on March 10, 2003 on the consolidated financial statements of Nortel as of December 31, 2002, with qualifications due to uncertainties related to: 1) the continuity of the normal course of business of the Company and its subsidiaries, 2) the effects of the economic crisis on the evaluations and estimates made by the Company’s and its subsidiaries’ Management and 3) the qualifications due to uncertainties included in the audit report dated March 10, 2003 on the consolidated financial statements of Telecom as of December 31, 2002.

4. As further described in Note 3.c) to the accompanying consolidated financial statements and as required by the Comisión Nacional de Valores (CNV), the Company has discontinued the restatement of the consolidated financial statements in constant currency as from March 1, 2003. Notwithstanding the provisions of the CNV, the Professional Council of Economics Sciences of the City of Buenos Aires (“CPCECABA”) required restatement for inflation through September 30, 2003. The estimated effect of not having performed the restatement into constant pesos from April 1, 2003 to September 30, 2003 has been quantified by the Company and included in such note.

5. Our audit report on the consolidated financial statements of the subsidiary Telecom Argentina S.A. (“Telecom”) as of December 31, 2003, dated March 9, 2004, describes the following matters that resulted in qualifications to our opinion:

a) As further described in Note 3.c) to the accompanying consolidated financial statements and as required by a resolution issued by the CNV, Telecom has discontinued the restatement of the consolidated financial statements in constant currency as from March 1, 2003. Notwithstanding the provisions of the CNV, the CPCECABA required restatement for inflation through September 30, 2003. The estimated effect of not having performed the restatement into constant pesos from April 1, 2003 to September 30, 2003 has been quantified by Telecom and included in such note.

b) As indicated in Notes 2.c), to the accompanying consolidated financial statements, the Public Emergency and Exchange System Reform Law provided that in agreements executed by the Federal Government under public law regulations, including those related to public works and services, indexation clauses based on foreign currency price indexes or any other indexation mechanism are annulled. In this regard, Telecom’s tariffs were set in pesos at the exchange rate of $1 per US$1 while part of Telecom’s costs and indebtedness is denominated in foreign currency. Consequently, Telecom’s operating conditions have been altered, negatively affecting its economic and financial equation. The consequences of these circumstances generated losses and a reduction of Telecom’s equity recorded during the year ended December 31, 2002. Also, as indicated in Note 12 to the accompanying consolidated financial statements, during the first half of year 2002, the Board of Directors of Telecom decided to suspend payments of principal and interest on its outstanding financial indebtedness as well as those of its Argentine subsidiaries. Furthermore, as indicated in such note, Telecom continues working with its financial and legal advisors on the development of a proposal for the restructuring of debt not yet restructured of Telecom and Telecom Personal S.A (“Personal”). In this regard, on January 9, 2004, Telecom announced a proposal for the restructuring of its debt through an out-of-court restructuring agreement governed by Argentine Law (“Acuerdo Preventivo Extrajudicial” or “APE”), which was submitted to the corresponding regulatory agencies for its review.

c) Our audit report on the financial statements of Personal as of December 31, 2003, dated March 8, 2004, includes qualifications due to uncertainties related to: a) the effects of suspension of principal and interest payments decided by the Board of Directors of Personal, the exercise by certain creditors of Personal and its subsidiary Núcleo S.A. of their right to request accelerated repayment of loans, and the outcome of the restructuring of the total financial indebtedness and b) the preparation of financial statements considering the continuity of the normal course of business of Personal, applying assets and liabilities valuation and classification criteria corresponding to a going concern and, therefore, not including any adjustments and classifications that might result from the outcome of these uncertainties.

d) The accompanying consolidated financial statements of Telecom at December 31, 2003, were prepared considering the continuity of the normal course of business of Telecom and of its subsidiary Personal, applying assets and liabilities valuation and classification criteria corresponding to a going concern and, therefore, not including any adjustments and classifications that might result from the outcome of the uncertainties described in paragraphs 5. and 6. of this report.

6. The accompanying consolidated financial statements of Nortel at December 31, 2003 were prepared considering the continuity of the normal course of business of the Company and of its subsidiaries Telecom and Personal, applying assets and liabilities valuation and classification criteria corresponding to a going concern and, therefore, they do not include any adjustments and classifications that might result from the outcome of the uncertainties described in paragraphs 5 b) to 5 d).

7. In our opinion, except for the situation mentioned in paragraphs 4 and 5 a) of this report and subject to the effect of the adjustments and classifications, if any, that might arise of the outcome of the uncertainties described in paragraphs 5 b), c) and d) and paragraph 6, the consolidated financial statements mentioned in paragraph 1, present fairly, in all material respects, the consolidated financial position of Nortel Inversora S.A. and its subsidiaries as of December 31, 2003 and the related consolidated results of operations, changes in shareholders’ equity and cash flows for the year then ended, in conformity with generally accepted accounting principles (“GAAP”) effective in Argentina as approved by the CPCECABA, applicable to consolidated financial statements.

8. Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 16 to the accompanying consolidated financial statements.

9. In compliance with current regulations, we report that:

a) the consolidated financial statements of Nortel have been transcribed to the Inventory and Balance Sheet book and comply, as regards to those matters that are within our competence, with relevant rules and regulations of the Commercial Corporation Law and CNV;

b) the consolidated financial statements of Nortel at December 31, 2003 arise from accounting records carried in all formal respects in accordance with current legal regulations;

c) we have read the Summary of Activity on the financial statements, on which, as regards to those matters that are within our competence, we have no observations to make other than those indicated in paragraphs 4 to 6;

The financial information included in the Summary of Activity for the years ended December 31, 2002 and 2001, was covered by HML that issued on March 10, 2003, qualified opinion related to the financial statements as of such dates.

The financial information included in the Summary of Activity for the twelve-month periods ended December 31, 2000 and 1999, was covered by PwC, that issued on November 15, 2000 and March 7, 2001, their unqualified audit reports on the financial statements ended September 30, 2000 and for the three-month period ended December 31, 2000, respectively. These financial statements were used to prepare the financial information for the twelve-month periods mentioned above.

d) as of December 31, 2003, liabilities accrued in employer and employee contributions to the Integrated Pension Fund System, as recorded in the Company’s books, amounted to $6,471.99, none of which was due and payable as of that date

e) during the fiscal year ended December 31, 2003, we have billed audit and audit related service fees rendered to the Company, which represent 100% of the total fees for all services billed to the Company, 3% of total audit and audit related services billed to the Company, its parent company, its subsidiaries and its affiliates, and 3% of the total fees invoiced to the Company, its parent company, its subsidiaries and its affiliates.

City of Buenos Aires, March 9, 2004

PRICE WATERHOUSE & CO.	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
By (Partner)
Juan C. Grassi	Eduardo C. Coduri
Partner

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003

(In millions of Argentine pesos or as expressly indicated)

1.	The Company

•	The Company’s Shareholders’ meeting decisions

The General Ordinary, Extraordinary and Special Class “A” and “B” Preferred Shareholders’ Meeting of Nortel held on April 30, 2003 approved:

•	to carry forward the total negative unappropriated retained earnings for the fiscal year ended December 31, 2002.

•	approved by majority vote that Nortel Inversora would NOT ADHERE to the “Optional Statutory Regime of Compulsory Purchase Public Offer”. The Meeting likewise resolved to amend section 1 of the Bylaws for the purposes of incorporating the related clause.

•	approved the Board’s proposal, granting power to make the ADR Ratio Change and establish the terms and conditions of the operation when it were necessary, or if the Board deemed it convenient.

•	to hold the Company’s Directors, Syndics and officers harmless against any damages arising from claims related to the performance of their duties pursuant to the Argentine law.

•	Recent developments

On September 9, 2003, the Company was notified of the agreement entered into by FCR and W de Argentina – Inversiones S.L., pursuant to which FCR sold its shares in Nortel to W de Argentina – Inversiones S.L.

Prior to the consummation of the sale, Telecom Italia and FCR contributed their respective interests in Nortel to a newly created company, Sofora Telecomunicaciones S.A. (“Sofora”) in exchange for shares of Sofora. At that time, Telecom Italia and FCR had the same shareholding interest in Sofora.

On December 10 2003, the sale was authorized by the SC trough Resolution No. 111/03 and, on December 15 2003, the sale was authorized by the National Commission of the Defense of Competition (Technical Coordination Division) through Resolution No. 109/03.

On December 19, 2003 FCR transferred the 48% of Sofora to W de Argentina – Inversiones S.L., plus a put option for the remaining 2% (which is exercisable from January 31, 2008 to December 31, 2013). The total purchase price is US$125 million.

Once the transfers of shares related to Sofora have been completed, all the ordinary shares of the Company are held by Sofora, whose shareholders are: Telecom Italia, W de Argentina – Inversiones S.L. and FCR, each of whom held 50%, 48% and 2%of Sofora’s shares, respectively.

Telecom Italia acquired an option with respect to the W de Argentina – Inversiones S.L. holding in Sofora for an amount of US$60 million, which can eventually be exercised from December 31, 2008 to December 31, 2013.

•	The Company’s results

The Company reached net income of 197 for the year ended December 31, 2003. (“FY03”) This income was mainly generated by equity income from related companies.

As indicated in Note 3.c to the Consolidated financial statements, such statements have been prepared in accordance to the legal accounting standards established by the Comisión Nacional de Valores (“CNV”), which recognizes the inflationary effect up to February 28, 2003, date in which the CNV has required the companies under its supervision to discontinue the inflation adjustment method. Accordingly, the figures as of December 31, 2002 have been adjusted using the adjustment factor of 1.0074 that corresponds to the Wholesale Price Index for the period December 2002 to February 2003.

2.	The Telecom Group

Telecom Argentina STET-France Telecom S.A. (corporate denomination has been modified to “Telecom Argentina S.A. by resolution of the Shareholders Meeting held on February 18, 2004; the registration of such change with the Public Registry of Commerce is currently in process) recorded a consolidated net gain of $351 million for the fiscal year ended December 31, 2003 (“FY03”). Comparatively, consolidated net loss for fiscal year 2002 (“FY02”), was $4,386 million.

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003

I

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Operating profit before depreciation and amortization, operating profit/(loss) and net income/(loss) for FY03 represented 53%, 3% and 9% of net sales, respectively, compared with 47%, (5%) and (109%), respectively, for FY02.

•	Consolidated net revenues

Consolidated net revenues for FY03 totaled $3,753 million, a decrease of $259 million, or 6%, compared with $4,012 million for FY02. Revenues for the year, without the adjustment for inflation, would have reached $3,752 million, an increase of $524 million, or 16%, compared to FY02 ($3,228 million). The increase can be largely attributed to the recovery in demand, particularly in the cellular business in Argentina.

Measured service, the main component of revenues in the fixed telephony business, decreased by $102 million, or 10%, to $917 million during FY03 compared to FY02 ($1,019 million). Non-adjusted figures would have shown an increase of $101 million, or 12%. Revenues from local telephony increased due to higher traffic while revenues from domestic long distance (“DLD”) increased also as a consequence of higher traffic and higher average rates due to the reduction in promotional discounts given to customers.

Total traffic volume (Local and DLD), measured in minutes, increased by 3% for FY03 when compared to the same period of FY02.

Monthly charges decreased by $160 million, or 21%, to $602 million for FY03 when compared to FY02. Non-adjusted figures would have shown an increase of $19 million, or 3%, mainly due to the increase in revenues from Supplementary Services. Lines in service as of December 31, 2003 increased to approximately 3,656,000, due to a slight recovery in demand, compared to approximately 3,590,000 as of December 31, 2002. This level of lines in service is still lower than to that registered in December 2001. Moreover, monthly charges remained stable after the “pesification” and freeze on tariffs enforced by the Government in January 6, 2002.

Revenues from installation fees paid by new customers increased by $7 million, or 35%, to $27 million for FY03 when compared to FY02. Non-adjusted figures would have shown an increase of $10 million, or 59%, largely due to a higher number of lines connected.

Public telephony revenues decreased by $25 million, or 13%, to $168 million for FY03 when compared to FY02. Non-adjusted figures would have shown an increase of $16 million, or 11%, as a consequence of the higher traffic generated by public telephony telecommunication centers (“Telecentros”).

Revenues generated by interconnection services during FY03 decreased by $8 million, or 5%, to $164 million. Non-adjusted figures would have shown an increase of $28 million, or 21%, mainly due to the application of the “Stabilization Reference Index” (“Coeficiente de Estabilización de Referencia” or “CER”) to the prices for these services.

Regarding the international telephony business, during FY03, revenues decreased by $47 million, or 18%, to $213 million when compared to FY02. Non-adjusted figures would have shown an increase of $2 million, or 1%, mainly due to lower discounts on international long distance (“ILD”) tariffs. Moreover, outgoing ILD traffic, measured in minutes, decreased by 15%, when compared to FY02.

Revenues generated by the data transmission business totaled $331 million during FY03, representing a decrease of $37 million, or 10%, when compared to the same period of FY02. Non-adjusted figures would have shown an increase of $32 million, or 11%, as a consequence of higher revenues generated by the ground networks and lease of data circuits. Additionally, internet dial-up measured services increased as a consequence of the higher number of Internet subscribers that use local numbers with 4004 or similar numbering to access Telecom Argentina’s network. As of December 31, 2003 Internet minutes represented 32% of total traffic measured in minutes transported over the fixed-line network.

Internet revenues from the Arnet unit increased by $4 million, or 7%, to $61 million during FY03. Non-adjusted figures would have shown an increase of $15 million, or 33%, mainly due to the higher number of subscribers in ADSL high-speed access, as the Telecom Argentina Group increased the coverage of the service. As of December 31, 2003, the number of Arnet’s ADSL subscribers reached approximately 44,600, while Internet dial-up customers reached approximately 155,200 increasing by 14,600 and 20,200, respectively, compared with December 31, 2002.

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003

II

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

The revenues generated by the cellular business during FY03 increased by $128 million, or 12%, to $1,163 million when compared to FY02. Non-adjusted figures would have shown an increase of $300 million, or 35%.

Non-adjusted revenues of Telecom Personal S.A. (“Telecom Personal”) in Argentina would have increased by $316 million, or 46%, to $1,003 million compared to FY02 mainly due to the higher number of subscribers, higher sales of pre-paid cards, higher Calling Party Pays revenues (CPP), the increase in revenues originated by charges for the termination of calls coming from other cellular operators, and the increase in national and international roaming charges.

Furthermore, the average revenue per user increased by 24% (to $32 per customer, denominated in non-adjusted pesos). Total cellular subscribers of Telecom Personal in Argentina reached approximately 2,603,000 at December 31, 2003, representing an increase of approximately 413,000 customers, or 19%, compared to December 31, 2002.

It must be noted that in 4Q03 the level of competition in the cellular market increased significantly after the launch of GSM services by other operators in the market. Accordingly, Telecom Personal has increased the coverage and capacity of its GSM network and has launched marketing campaigns aimed to reposition its brand and strengthen its market leadership.

The customer base as of December 31, 2003 amounted to approximately 2,120,000 prepaid subscribers, representing 81% of the total customer base, and approximately 483,000 post-paid subscribers, representing the remaining 19% of the total customer base.

Núcleo, Telecom Personal’s subsidiary that provides cellular and PCS services in Paraguay, generated $160 million in revenues during FY03, which are consolidated into the revenues of Telecom Personal. This represented a decrease of $17 million, or 10%, as compared to FY02. Non-adjusted figures would have shown a similar decrease of $16 million, or 9%. The decrease can be mainly attributed to the appreciation of the peso against the guaraní, as these revenues are denominated in Paraguayan currency.

As of December 31, 2003, Núcleo had approximately 527,000 cellular and PCS customers, an increase of approximately 8,300 customers, or 1.6%, when compared to December 31, 2002.

In the directories publishing business, revenues from the subsidiary Publicom increased by $11 million, or 48%, to $34 million during FY03 when compared to FY02. Non-adjusted figures would have shown a similar increase in revenues coming from advertisements published in directories for the Buenos Aires region that were distributed during the 4Q03.

•	Operating costs

The cost of services, general and administrative expenses and selling expenses for FY03 decreased by $571 million, or 16%, to $3,649 million when compared to FY02, mainly as a result of the inflation adjustment of figures as of December 31, 2002 and to cost reduction plans implemented by Telecom Argentina.

•	Investment plan

Telecom Argentina has made investments of $20,979 million in fixed assets, since the start of its operations on November 8, 1990, of which $182 million corresponds to FY03. Likewise, a $4 million investment was made as Intangible Assets. As of December 31, 2003, the net book value of fixed assets and intangible assets totaled $8,846 million.

Of the total amount invested during FY03, $81 million, or 45%, corresponds to fixed telephony, data transmission and Internet (public telephony 5%, transmission 16% and outside plant 30%, switching 17% and others 11%) and $101 million or 55% to cellular telephony.

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003

III

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

3. Summary comparative consolidated balance sheets

	As of December 31,
	2003	2002	2001	2000	1999
Current assets	3,229	2,123	2,666	3,183	3,078
Non current assets	9,086	10,838	11,908	12,604	12,426

Total assets	12,315	12,961	14,574	15,787	15,504

Current liabilities	10,723	11,761	4,025	3,862	4,906
Non current liabilities	365	345	5,318	6,313	5,388

Total liabilities	11,088	12,106	9,343	10,175	10,294

Minority interest	561	379	2,380	2,546	2,330
Foreign currency translation adjustments	21	28	—	—	—
Shareholders’ equity	645	448	2,851	3,066	2,880

Total liabilities, minority interest, foreign currency translation adjustments and Shareholders’ equity	12,315	12,961	14,574	15,787	15,504

4. Summary comparative consolidated statements of operations

	Years/ twelve-month periods ended December 31,
	2003	2002	2001	2000 (*)	1999 (*)
Net sales	3,753	4,012	7,056	7,403	7,336
Operating costs	(3,649)	(4,220)	(6,185)	(6,200)	(5,753)

Operating income (loss)	104	(208)	871	1,203	1,583
Equity gain (loss) from related companies	2	(23)	(6)	(2)	—
Amortization of goodwill	—	(10)	(18)	(15)	(17)
Financial results, net	55	(5,301)	(507)	(427)	(413)
Other expenses, net	(167)	(174)	(130)	(106)	(143)
Gain on repurchase of debt	376	—	—	—	—

Net income (loss) before income tax and minority interest	370	(5,716)	210	653	1,010
Income tax benefit (expense), net	7	1,304	(112)	(318)	(385)
Minority interest	(180)	2,009	(45)	(150)	(253)

Net income (loss)	197	(2,403)	53	185	372

(*)	The comparative figures for the twelve month period ended December 31, 2000 are the result of the addition of the figures corresponding to the fiscal year ended September 30, 2000 to the irregular fiscal year ended December 31, 2000 and the deduction of the amounts corresponding to the three month period ended December 31, 1999.

The comparative figures for the twelve month period ended December 31, 1999 are the result of the addition of the figures corresponding to the three month period ended December 31, 1999 to the fiscal year ended September 30, 1999 and the deduction of the amounts corresponding to the three month period ended December 31, 1998.

5. Consolidated ratios

December 31,	2003	2002	2001	2000	1999
Liquidity (1)	0.30	0.18	0.66	0.82	0.63
Solvency (2)	0.11	0.07	0.56	0.55	0.51
Locked up capital (3)	0.74	0.84	0.82	0.80	0.80

Pretax return on capital (4)	0.36	(1.46)	0.02	0.06	0.13

(1)	Current assets/Current liabilities.
(2)	Shareholders’ equity plus minority interest and temporary differences from translation/Total liabilities.
(3)	Non current assets/Total assets.
(4)	Net income (loss)/Shareholders’ equity average.

6. Outlook

The 3Q03 continued to be economically stable. However, the exchange rate of the Argentine peso against the U.S. dollar and the Euro showed a negative trend. Levels of activity also continued with the positive trend shown in previous periods although their growth decelerated. Likewise, inflation rates remained stable.

Telecom Argentina’s operations are still affected, in general, by the macroeconomic scenario uncertainty and, in particular, by the lack of resolution on the tariff structure renegotiation. It should be noted that the negative trend in the exchange rate generated losses arising from currency exchange differences that were the main cause of the consolidated net losses for the year.

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003

IV

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

In the context of the debt restructuring, after the expiration of the cash tender offer that took place in the second quarter of 2003, on January 9, 2004, Telecom Argentina announced its proposal for a comprehensive restructuring of all of its outstanding unsecured financial debt, which will be implemented through an Acuerdo Preventivo Extrajudicial, or an out-of-court restructuring agreement governed by Argentine Law (the “APE”).

In this uncertain context, Telecom Argentina is still working hard to maintain the quality of its service and to reduce its cost structure and adapt it to the new environment. Likewise, Telecom Argentina is evaluating several investment projects in services, mainly those that have a potential growth that will generate a substantial increase of cash inflows. This is the case of the expansion of GSM network in Telecom Personal, that resulted in the increase of investments in fixed assets in the 4Q03.

Alberto Messano
President

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003

V

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date:	March 25, 2004	By:	/s/ José Gustavo Pozzi
		Name:	José Gustavo Pozzi
		Title:	General Manager